Floridian Financial Group, Inc.

2011

2011 Annual Report

Serving Customers *in the* Heart of Florida



■ Floridian Bank Locations
● Orange Bank Locations

About Floridian Financial Group, Inc.

Floridian Financial Group, Inc. is a multi-bank holding company under the Bank Holding Company Act of 1956, as amended, headquartered in Lake Mary, Florida, a community situated between Orlando and Daytona Beach, Florida. We were incorporated on September 8, 2005 as the bank holding company of Floridian Bank, a Florida chartered commercial bank. Both Floridian Bank and the Company commenced operations on March 20, 2006. On March 31, 2008, we closed a merger transaction in which Orange Bank of Florida, a Florida chartered commercial bank, became a wholly-owned subsidiary of the Company. Both Floridian Bank and Orange Bank are full service commercial banks, providing a wide range of business and consumer financial services in our target marketplace, which is comprised primarily of Orange, Seminole, Citrus, Lake, Flagler, and Volusia Counties in Florida. Floridian Bank is headquartered in Daytona Beach, Florida, and Orange Bank of Florida is headquartered in Orlando, Florida. Collectively, our Banks operate 10 banking offices.

Dear Fellow Shareholder:

We are pleased to report that 2011 was indeed a transformative time for Floridian Financial Group, Inc. ("FFGI").

Both Orange Bank and Floridian Bank continued to work toward improvements in asset quality and profitability, and the success of their efforts became more evident as the year progressed. Floridian Bank had a solid "turn around" year showing consistent earnings and loan portfolio improvement. Orange Bank returned to operational profitability, while also showing consistent asset quality improvement.

Our focus on expense reduction continued in 2011. We made painful, but necessary, reductions to staffing levels. We also took a comprehensive review of all vendor relationships. Both tactics contributed to improved performance, and we expect these cost reductions to continue to positively impact the earnings of our banks. In addition to the cost reduction, we have experienced recent favorable trends in asset quality and declining non-interest expenses. Our provision for loan losses decreased by $7.7 million in 2011 due to the stabilization of underlying non-performing assets. This reduction and a $1.2 million decline in non-interest expense were the major contributors to our improved financial performance for the year 2011, and form the foundation for our 2012 outlook. We believe the prospects for 2012 are good and we expect that FFGI will realize improved financial performance. The great strides we made in 2011 were made possible by the efforts of a strong and dedicated staff and equally dedicated boards of directors.

EARNINGS

In 2011, FFGI reported a loss of $2.1 million, which compares favorably to a loss of $9.7 million in 2010. The annual improvement year over year was $7.6 million or 78%. A reduction in the provision for loan losses of $7.7 million year over year was the principal contributor to this improvement. This reduction was a direct result of improved asset quality, as reflected in the

level of non-performing assets approximating 3.0% of total assets at December 31, 2011, compared to 4.5% at the end of 2010. Supplementing this favorable improvement was a $1.2 million decline in non-interest expenses attributable to past and ongoing efforts to streamline management and to divest underperforming branch offices. You should also note that in the fourth quarter we took a one-time non-cash accounting charge of $500 thousand by writing off our goodwill asset. Had we not incurred this one-time charge, the reduction in expenses would have been $1.7 million, or 10.9%, year over year.

The significant reduction in non-interest expense more than offset a reduction in net interest income of $942 thousand, which was primarily the result of a smaller loan portfolio. We expect the size of the loan portfolio to stabilize and potentially increase slightly in future periods if the economy improves. A stable to slightly growing loan portfolio combined with continuing reductions in the cost of funds should result in a more favorable trend for net interest income.

ASSET QUALITY

We are pleased with our asset quality performance in 2011, particularly in light of the trends experienced since 2008 during the economic downturn. All asset quality statistics improved year over year. Most notably, non-performing loans as a percent of total loans were 2.7% in 2011, compared to 5.3% in 2010; non-performing assets as a percent of total assets was 3.0% in 2011 versus 4.5% in 2010; and net loan charge-offs were 1.1% in 2011, compared to 3.1% in 2010. Improved asset quality contributed directly to a reduction in the provision for loan losses from $9.6 million in 2010 to $1.9 million in 2011, an improvement of $7.7 million, or 80.2% year over year. In spite of this reduction in the provision, we have maintained an allowance for loan losses above 2% of total loans and 78% of non-performing loans. Sustaining strong asset quality will be key to realizing positive earnings performance in future periods.

CAPITAL ADEQUACY


8.1%
10.9%
12.1%
5%
6%
10%
Leverage
Tier One
Risk Based

— WELL CAPITALIZED

CAPITAL RESOURCES

At December 31, 2011, our capital remained above "well capitalized" regulatory levels as illustrated by the following table and the chart to the left:

(000's)	FFGI	Well Capitalized	Excess Capital
Leverage	$38,126	$23,456	$14,670
Tier One	38,126	21,083	17,043
Risk Based	42,545	35,138	7,407

"We are not just employees of the bank, we are the bank. Our pride in this company shines throughout the organization which reflects positively towards our customers."

Tammy Sage, Deposit Operations Manager

In July 2011, the Banks' Boards of Directors adopted certain resolutions requested by their regulators requiring, in part, heightened capital requirements of 8% leverage and 12% risk based, compared to regulatory "well capitalized" levels. As of December 31, 2011, Orange Bank does not yet meet these increased capital levels; however, Floridian Bank does meet the required ratios. Further, as we disclosed previously, we have submitted an application to our primary regulators requesting approval to merge the two banks. If our regulators approve this request, the resulting combined bank may achieve additional economies of scale that may lead to higher earnings compared to the earnings if the banks remained separate.

We believe it is always prudent to explore, evaluate, and seek acceptable alternative sources of capital. Pursuant to this, management and the Board have had, and will continue to have, exploratory discussions to identify the availability and cost of additional equity capital.

GROWTH

Total loans outstanding declined $5.9 million from $317.6 million in 2010 to $311.7 million in 2011. This reduction was the result of loan payoffs and paydowns exceeding new loan originations during 2011. We anticipate that the slower growth trend experienced over the last three years may begin to reverse in 2012 if the Florida economy improves.

Deposits also declined $18.5 million from $412.2 million in 2010 to $393.7 million in 2011, reflecting a strategy to lower the cost of funds because of the reduced need for funding loan growth, as well as our closure of three branch locations. This strategy has lowered the cost of interest bearing liabilities from 1.64% in 2010 to 1.23% in 2011. Further, our deposit mix on average improved with a $19.7 million increase in non-interest bearing core deposits. We will continue to focus on these tactics and expect that these tactics will result in a stable cost of funds in the future, as well as accrue franchise value to the FFGI.

MANAGEMENT AND DIRECTORS

Two significant management changes occurred in 2011. In January, our Chief Financial Officer, Michael Kearney, was offered and accepted an excellent opportunity to return to the Atlanta area with a previous employer. FFGI board member and prior Chief Financial Officer, John Waters, agreed to come out of retirement to step in as our interim Chief Financial Officer until a suitable replacement was found. In May, after an extended search, we hired Jorge Sanchez to fill that very important position. Jorge has proven to be an excellent addition to our executive management team.

In September, we made the decision to consolidate our two bank charters. We had discussed this opportunity for many months and the anticipated cost savings and long-term benefits were overwhelming. One very significant effect of this consolidation was the resulting elimination of

executive positions. As the process unfolded, Charlie Brinkley agreed to step down as Chairman of FFGI, and President and Chief Executive Officer of Orange Bank. Charlie has been greatly missed by the Boards and the staff and all have appreciated this unselfish move. Peter Heebner was appointed Chairman of the FFGI Board upon Charlie Brinkley's departure. Tom Dargan was named Chief Executive Officer.

"Our company in just one word is Amazing... Amazing employees... Amazing customers... Amazing culture. We couldn't ask for anything better!"

Olivia Wetherell, Retail Banking Manager

We made changes in the Board composition at Orange Bank as well. Sal Nunziata, a local Orlando based mortgage company owner; Jerome McCauley, an Orlando Certified Public Accountant; Dr. Robert Hawkins, a Longwood dentist; and Roy Gailey, a Floridian Bank Director and Daytona Beach electrical contractor, all joined the Orange Bank Board. Dr. Richard Dunn agreed to become the Chairman of the Orange Bank Board of Directors.

In closing, management and the Board of Directors believe that our overall performance will continue to trend upward as asset quality continues to improve, non-interest expenses are reduced further, and new loan production increases. Of course, loan quality and loan production will be dependent on an improving economic recovery in Florida. As always, we greatly appreciate the rewarding relationships we enjoy with our shareholders, and we are grateful to very competent and loyal employees.

Our People Make the Difference!

Sincerely,

Peter B. Heebner
Chairman of the Board

Thomas H. Dargan, Jr.
President and Chief Executive Officer

Forward-Looking Statements:
Any non-historical statements in this letter are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans and expectations that are subject to uncertainties and risks, which could cause our future results to differ materially. The following factors, among others, could cause our actual results to differ: our need and our ability to incur additional debt or equity financing; legislative or regulatory changes, including the Dodd-Frank Wall Street Reform and Consumer Protection Act; the strength of the United States economy in general and the strength of the local economies in which we conduct operations; the accuracy of our financial statement estimates and assumptions, including our allowance for loan losses; the frequency and magnitude of foreclosure of our loans; the loss of our key personnel; the effects of the health and soundness of other financial institutions, including the FDIC's need to increase Deposit Insurance Fund assessments; inflation, interest rate, market and monetary fluctuations; the effects of our lack of a diversified loan portfolio, including the risk of geographic concentration; our customers' willingness and ability to make timely payments on their loans; increased competition and its effect on pricing, including the effect of the repeal of the prohibition on paying interest on demand deposits, on our net interest margin; fluctuations in collateral values; effect of changes in the stock market and other capital markets; the effects of harsh weather conditions, including hurricanes; the effects of man-made disasters; our ability to comply with the extensive laws and regulations to which we are subject; our ability to execute our growth strategy through expansion; our customers' perception of the safety of their deposits at the Banks; changes in the securities and real estate markets; technological changes; changes in monetary and fiscal policies of the U.S. Government; the effects of security breaches and computer viruses that may affect our computer systems; changes in consumer spending and saving habits; changes in accounting principles, policies, practices or guidelines; anti-takeover provisions under Federal and state law as well as our Articles of Incorporation and our bylaws; other risks described from time to time in our filings with the SEC; and our ability to manage the risks involved in the foregoing.

Additional factors can be found in our filings with the SEC, which are available at the SEC's Internet site (http://www.sec.gov). Forward-looking statements in this letter speak only as of the date of the letter, and we assume no obligation to update forward-looking statements or the reasons why actual results could differ.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

FLORIDIAN FINANCIAL GROUP, INC.

(Exact name of Registrant as specified in its charter)

Florida	**000-53589**	**20-4539279**
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

175 Timacuan Boulevard, Lake Mary, Florida	**32746**
(Address of principal executive offices)	(Zip Code)

(407) 321-3233

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $5.00 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☒

There is no market for the Registrant's common stock; therefore, the aggregate market value of the Registrant's common stock held by non-affiliates is not calculable.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Class	Outstanding at March 20, 2012
Common Stock, $5.00 par value per share	6,180,151 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the Annual Meeting of Shareholders to be held on April 19, 2012, are incorporated by reference in Part III.

FLORIDIAN FINANCIAL GROUP, INC.
ANNUAL REPORT FOR 2011 ON FORM 10-K

TABLE OF CONTENTS

PART I.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This Report contains "forward-looking statements." These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in the forward-looking statements. Our ability to achieve our financial objectives could be adversely affected by the factors discussed in detail in the section captioned "Risk Factors" as well as the following factors:

- Our ability to lower our expenses, including the ability to obtain approval from our regulators to consolidate our bank charters;
- our need and our ability to incur additional debt or equity financing;
- the accuracy of our financial statement estimates and assumptions, including our allowance for loan losses;
- our ability to comply with increased capital requirements imposed by our regulators;
- the loss of our key personnel;
- the effects of our lack of a diversified loan portfolio, including the risk of geographic concentration;
- legislative or regulatory changes, including the Dodd-Frank Wall Street Reform and Consumer Protection Act;
- the strength of the United States economy in general and the strength of the local economies in which we conduct operations;
- the frequency and magnitude of foreclosure of our loans;
- our ability to successfully manage liquidity risk;
- the effects of the health and soundness of other financial institutions, including the FDIC's need to increase Deposit Insurance Fund assessments;
- our ability to comply with the extensive laws and regulations to which we are subject;
- inflation, interest rate, market and monetary fluctuations;
- our customers' willingness and ability to make timely payments on their loans;
- increased competition and its effect on pricing, including the effect of the repeal of the prohibition on paying interest on demand deposits, on our net interest margin;
- fluctuations in collateral values;
- effect of changes in the stock market and other capital markets;
- the effects of harsh weather conditions, including hurricanes;
- the effects of man-made disasters;
- our ability to support our overhead expenses;
- changes in the securities and real estate markets;
- technological changes;
- changes in monetary and fiscal policies of the U.S. Government;
- the effects of security breaches and computer viruses that may affect our computer systems;
- changes in consumer spending and saving habits;

- changes in accounting principles, policies, practices or guidelines;
- anti-takeover provisions under Federal and state law as well as our Articles of Incorporation and our bylaws;
- other risks described from time to time in our filings with the SEC; and
- our ability to manage the risks involved in the foregoing.

However, other factors besides those listed above and in the section captioned "Risk Factors" or discussed elsewhere in this Report also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. These forward-looking statements are not guarantees of future performance, but reflect the present expectations of future events by our management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Any forward-looking statements made by us speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

ITEM 1. BUSINESS

ABOUT US

General

We are a multi-bank holding company under the Bank Holding Company Act of 1956, as amended, headquartered in Lake Mary, Florida, a community situated between Orlando and Daytona Beach, Florida. We were incorporated on September 8, 2005 as the bank holding company of Floridian Bank, a Florida chartered commercial bank. Both Floridian Bank and the Company commenced operations on March 20, 2006.

On March 31, 2008, we closed a merger transaction in which Orange Bank of Florida, a Florida chartered commercial bank, became a wholly-owned subsidiary of the Company. The transaction was treated as a merger of equals where each shareholder of Orange Bank received 1.04 shares of the Company's common stock. At the time of the merger, Orange Bank had approximately $196 million in assets, including approximately $121 million in net loans, and approximately $176 million in deposits.

In October 2008, we entered into a joint venture with FBC Mortgage, LLC, ("FBC Mortgage") a licensed correspondent mortgage lender, located in Orlando, Florida. The joint venture, Floridian Financial Mortgage, LLC, ("Floridian Financial Mortgage") facilitated the origination of jumbo, conventional and FHA residential mortgages selling most loans into the secondary market. On December 31, 2010, FBC Mortgage and the Company entered into an Agreement for Sale of Business where FBC Mortgage purchased the Company's 49% equity interest in FBC Financial.

Both Floridian Bank and Orange Bank are full service commercial banks, providing a wide range of business and consumer financial services in our target marketplace, which is comprised primarily of Orange, Seminole, Citrus, Lake, Flagler, and Volusia Counties in Florida. Floridian Bank is headquartered in Daytona Beach, Florida, and Orange Bank of Florida is headquartered in Orlando, Florida. Collectively, our Banks operated 10 banking offices.

The Banks' deposits are insured by the FDIC up to applicable limits. The operations of the Banks are subject to the supervision and regulation of the FDIC and the OFR. As a bank holding company, we are also subject to regulation by the Federal Reserve.

Unless otherwise indicated, the terms "us", "we", "our", "ours", and "the Company" refer to Floridian Financial Group, Inc., together with its consolidated subsidiaries. Unless the context otherwise indicates or requires, the term "Orange Bank" means our Florida chartered commercial banking subsidiary, Orange Bank of Florida, and the term "Floridian Bank" means our Florida chartered commercial banking subsidiary, Floridian Bank. Any references to the "Banks" refer to Orange Bank and Floridian Bank, collectively.

Business Strategy

Our business strategy is to operate as a profitable, diversified financial services company providing a variety of banking and other financial services, with an emphasis on commercial business loans to small- and medium-sized businesses, particularly in the medical industry, and consumer and residential mortgage lending. We emphasize comprehensive retail and business products and responsive, decentralized decision-making which reflects our knowledge of our local markets and customers. We offer a wide range of commercial and retail banking and financial services to businesses and individuals.

To achieve asset growth and profitability, our business strategy is targeted to:

- Capitalize on our personal relationship approach that we believe differentiates us from our larger competitors;
- Provide customers with access to our local executives who make key credit and other decisions;
- Pursue commercial lending opportunities with small- to mid-sized businesses that are underserved by our larger competitors; and
- Cross-sell our products and services to our existing customers to leverage our relationships and enhance profitability.

Our Business

Historically, the Banks' market areas have been served both by large banks headquartered out of state as well as a number of community banks offering a high level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market while community banks have traditionally offered a more service relationship approach. The poor economic climate is leading to increased industry consolidation, which is creating an opportunity for the Banks. The Banks' strategic focus is to exploit this opportunity by catering to the "displaced bank customer" in this marketplace.

The Banks provide a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by the Banks include: demand interest bearing and noninterest bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, business credit cards, debit cards, direct deposits, night depository, travelers' checks, cashier's checks, domestic collections, bank drafts, automated teller services, drive-in tellers, banking by mail and the full range of consumer loans, both collateralized and uncollateralized. In addition, the Banks make secured and unsecured commercial and real estate loans and issue standby letters of credit. The Banks provide automated teller machine (ATM) cards and are members of several ATM networks, which permit our customers to use the convenience of the Banks' ATM networks and other ATMs throughout the world. The Banks do not have trust powers and, accordingly, no trust services are provided.

The Banks' target market is consumers, professionals, small businesses, real estate developers and commercial real estate investors. The small business customer (typically a commercial entity with sales of up to $25 million) has the opportunity to generate significant revenue for banks yet is generally underserved by large bank competitors. We believe that commercial customers generally can afford more profitability opportunities than the average retail customer.

The Banks have actively pursued their targeted markets for deposits, particularly small businesses and professionals. Through the use of technology, we believe the Banks have been able to compete effectively with the larger banks in our market area. Such technology includes remote deposit capture, online banking and bill payment, cash management sweep accounts, positive pay, ACH origination, and various other competitive services.

The revenues of the Banks are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities, service charge income generated from demand accounts, gains on sales of residential loans, ATM fees, and other services. The principal sources of funds for the Banks' lending activities are their deposits, loan repayments, and proceeds from investment securities. The principal expenses of the Banks are the interest paid on deposits, and operating and general administrative expenses. We do not believe our business to be cyclical or seasonal in nature.

As is the case with banking institutions generally, the Banks' operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. The Banks face strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans. See the section entitled "Competition" for further discussion.

Regulatory Matter

The Company

In October 2011, the Board of Directors of the Company agreed to approve certain board resolutions requested by the Federal Reserve (the "FRB Resolutions"), which remain in effect. From a regulatory perspective, the FRB Resolutions are an informal, nonpublic agreement that is used to correct problems or to request periodic reports addressing certain aspects of a member bank's operations. In the interest of full disclosure, we are summarizing the main obligations of the FRB Resolutions. The FRB Resolutions require the Company to take actions to address concerns identified during a recent examination conducted by the Federal Reserve and to provide periodic reports to the Federal Reserve.

The Federal Reserve cited the Company's financial deterioration as the reason it requested the Company adopt the FRB Resolutions. Accordingly, the Company adopted the FRB Resolutions and agreed to take the following actions: Without the prior approval of the Federal Reserve, the Company agreed to not (i) incur any new debt or refinance existing debt; (ii) declare any dividends on any class of stock or; (iii) reduce its capital position by redeeming shares of stock. The FRB Resolutions do not contain any capital directives. No other actions were necessary other than to submit Company-only financial data on a quarterly basis and to submit written confirmation of compliance with the FRB Resolutions.

The FRB Resolutions approved by the Company and the restrictions imposed thereby will remain in effect until terminated by the Federal Reserve. We intend to take the actions necessary to comply with the requirements of the FRB Resolutions.

The Banks

In July 2011, the Boards of Directors of the Banks agreed to approve certain board resolutions requested by the FDIC and OFR (the "Bank Resolutions"). The Bank Resolutions require the Banks to take actions to address concerns identified during examinations conducted by the FDIC and OFR and to provide periodic reports.

Pursuant to the Bank Resolutions, Orange Bank agreed to: (i) establish a compliance committee to oversee the corrective measures with respect to the Bank Resolutions; (ii) provide notice to its regulators prior to adding any individual to the Board of Directors or as an executive officer; (iii) increase the Board of Director's participation in the affairs of Orange Bank; (iv) develop written plans to improve loan relationships classified as "substandard" and greater than $300,000; (v) charge-off assets classified as "Loss"; (vi) not extend credit to borrowers who have had loans charged-off or loans classified as "Loss" or "Doubtful"; (vii) not pay any cash dividend without prior approval; (viii) develop and submit a revised business plan to the FDIC and OFR; (ix) increase Tier 1 leverage capital to 8% or greater and total risk-based capital to 12% or greater; (x) review concentrations of credit and develop a plan to reduce and monitor the level of concentration risk; (xi) improve risk management issues identified during the examination; and (xii) furnish periodic reports detailing the actions taken and progress made with respect to the Bank Resolutions.

Pursuant to the Bank Resolutions, Floridian Bank agreed to: (i) submit its budget and earnings forecast to the FDIC and OFR; (ii) maintain a Tier 1 leverage capital ratio of 8% or greater and a total risk-based capital ratio of 12% or greater; (iii) submit a capital contingency plan to the FDIC and OFR that describes how Floridian Bank will maintain the foregoing capital levels; (iv) not pay any cash dividends without the prior consent of the FDIC and OFR; (v) develop written plans to improve loan relationships with adverse classification and greater than $300,000; (vi) not extend credit to borrowers who have had loans charged-off or loans classified as "Loss" or "Doubtful";(vii) not extend credit to borrowers with loans classified as "substandard" without prior approval of the Board of Directors; (viii) develop and implement a plan to reduce and monitor exposure to commercial real estate lending; (ix) address deficiencies identified in the recent examination with regard to compliance with regulatory guidance and other policies and procedures; (x) maintain an adequate allowance for loan and lease losses level methodology; and furnish periodic reports detailing the actions taken and progress made with respect to the Bank Resolutions.

Status of Board Resolutions

The Bank Resolutions adopted by each Bank and the restrictions imposed thereby on each Bank will remain in effect unless modified or terminated by the Banks' regulators. Since entering into the Bank Resolutions, we have been actively pursuing the corrective actions. We intend to continue to take the actions necessary to comply with the requirements of the Bank Resolutions and implement the submitted plans successfully, although we may be unable to do so. As of December 31, 2011, Floridian Bank's Tier 1 leverage capital ratio and total risk-based capital ratio were approximately 9.0% and 12.5%, respectively. As of December 31, 2011, Orange Bank's Tier 1 leverage capital ratio and total risk-based capital ratio were approximately 6.9% and 10.7%, respectively. We have received an extension from our regulators for Orange Bank to comply with the increased capital ratios required under the Bank Resolutions until the date the anticipated charter consolidation of the Banks is completed.

On March 21, 2012, the Company withdrew its applications with the FDIC and OFR for the merger of its subsidiary Banks. The Company is reviewing its alternatives for increasing the capital of Orange Bank to meet applicable regulatory requirements. On July 21, 2011, the Orange Bank Board resolved that the Bank would maintain a Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 12%. During the pendency of the subsidiary bank merger

transaction the Bank had received a waiver from the FDIC and OFR to the requirements to meet such capital requirements. As of December 31, 2011, Orange Bank's Tier 1 leverage capital ratio and total risk-based capital ratio were approximately 6.9% and 10.7%, respectively.

Market Area

Our current primary market area consists of a six-county area in Central Florida: Citrus, Flagler, Lake, Orange, Seminole, and Volusia counties.

Floridian Bank.

Floridian Bank's primary service area is in Flagler and Volusia Counties. Floridian Bank has focused primarily on Volusia County, including Ormond Beach, Daytona Beach, and Port Orange. According to the United States Census Bureau ("US Census"), Volusia County's growth from 2000 to 2010, at 11.6%, was slower than most of Central Florida, and we have seen that the redevelopment efforts have been adversely affected by the current economic slowdown. Based on our management's experience, Palm Coast, which is in Flagler County, has been a fast growing retirement community. According to the US Census, Flagler County saw population growth of 92% from 2000 to 2010, with 24.5% of its residents in 2010 being 65 years and over. Floridian Bank has focused on the commercial and professional segment of the market, primarily with a customer base associated with the local health care industry.

Orange Bank of Florida.

Orange Bank competes primarily in a four county area: Orange, Seminole, Lake and Citrus. The majority of Orange Bank's assets are located in Orange County, which, according to the US Census, has seen its population grow by over 249,000 or 27.8%, between 2000 and 2010. Based on data from the US Census, Lake and Seminole Counties are also considered to be high growth population areas with 41.1% and 15.8% growth, respectively, over the same time period. We believe Seminole to be a fairly affluent market with median household income in 2009 of $56,201. We have also focused on Citrus County, which management believes has a sizable retirement community. Citrus County's population of 65 years and over represented 31.9% in 2010 compared to the state of Florida at 17.3%.

Banking Services

Commercial Banking.

The Banks focus their commercial loan originations on small- and mid-sized businesses (generally up to $25 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term, and time loans; and equipment, inventory and accounts receivable financing. The Banks offer a range of cash management services and deposit products to commercial customers. Computerized banking is available to commercial customers.

Retail Banking.

The Banks' retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by the Banks to meet the varied needs of their customers from young persons to senior citizens. In addition to traditional products and services, the Banks offer contemporary products and services, such as debit cards, Internet banking, and electronic bill payment services. Consumer loan products offered by the Banks include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, overdraft protection, and unsecured personal credit lines.

Mortgage Banking.

The Banks have a joint marketing agreement with FBC Mortgage LLC which provides us with the ability to refer our retail banking customers to FBC Mortgage LLC for conventional and nonconforming mortgages and construction and permanent financing.

Lending Services

Loan Portfolio Composition.

At December 31, 2011, the Banks' loan portfolios totaled $311.8 million, representing approximately 69.4% of our total assets of $449.6 million.

The composition of the Banks' loan portfolios at December 31, 2011 is indicated below.

(Dollars in Thousands)	Amount	% of Total
Commercial	$ 44,833	14.4%
Commercial real estate	241,648	77.5
Residential real estate	8,542	2.7
Consumer and home equity	16,745	5.4
Total loans	311,768	100.0%
Less: Allowance for loan losses	(6,566)	
Less: Net deferred fees	(114)	
Loans, net	$ 305,088	

There were approximately $8.4 million in nonperforming loans at December 31, 2011.

Commercial Loans.

At December 31, 2011, our commercial loan portfolio totaled $44.8 million. All corporate and business purpose loans and lines of credit that are not real estate related are classified as commercial loans. Loans are made for acquisition, expansion, and working capital purposes and are generally secured by business assets including accounts receivable, inventory, and equipment and may incorporate a personal guarantee. Terms on commercial loans are generally for five years or less with most lines of credit written on an on-demand-basis. The majority of commercial loans have a floating interest rate tied to a published index. The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. As of December 31, 2011, commercial loans represented 14% of the portfolio.

Commercial Real Estate ("CRE")Loans.

At December 31, 2011, our CRE portfolio totaled $241.6 million. CRE represents business purpose loans that are real estate related and secured by real estate. CRE loans are reviewed primarily as cash flow loans and secondarily as loans secured by real estate. Such loans are primarily secured by retail office buildings, speculative residential and multi-family construction projects, land, and general purpose business space. Although terms may vary, the Banks' commercial mortgages generally are long term in nature, owner-occupied, and variable-rate loans. The Banks seek to reduce the risks associated with commercial mortgage lending by generally lending in their market area and obtaining periodic financial statements and tax returns from borrowers. CRE loans are generally originated in amounts up to 80% of the appraised value of the property securing the loan. Maximum loan to value limits are slightly lower for raw land and land development loans.

For construction loans, we only lend to experienced local builders who have a successful track record with us or one of our competitors. If the construction loan is for a speculative residential or multi-family residential project, the construction must occur in our market area. Before becoming involved in discussions with a borrower for a commercial real estate loan, we physically inspect the property.

Appraisals on properties securing commercial real estate loans originated by us are performed by an independent appraiser at the time the loan is made. In addition, our underwriting procedures generally require verification of the borrower's credit history, income and financial condition, banking relationships, references and income projections for the property. We generally obtain personal guarantees for our commercial real estate loans.

Residential Real Estate ("RRE") Loans.

At December 31, 2011, our RRE portfolio totaled $8.5 million. RRE loans represent all consumer purpose loans collateralized by one to four family dwellings. We typically do not lend on primary residences. Our residential real estate loans are mainly secured by first mortgages on investment properties as well as select loans originated by Floridian Financial Mortgage.

We embrace written, non-discriminatory underwriting standards for use in the underwriting and review of every loan considered. Each Bank's board of directors reviews and approves these underwriting standards annually. Our underwriters obtain or review each loan application to determine the borrower's ability to repay, and confirm the significant information through the use of credit reports, financial statements, employment and other verifications.

When originating a real estate mortgage loan, we obtain a new appraisal of the property from an independent third party to determine the adequacy of the collateral, and the appraisal will be independently reviewed by our loan administrators. Borrowers are required to obtain casualty insurance and, if applicable, flood insurance in amounts at least equal to the outstanding loan balance or the maximum amount allowed by law.

We require that a survey be conducted and title insurance be obtained, insuring the priority of our mortgage lien. The maximum loan to value limit for lending on residential real estate is 80% of the lesser of the acquisition cost or the estimate of fair market value.

The Banks' loan portfolios contain no adjustable rate, subprime, or option ("pick a payment") residential mortgage loans. The loans generally have terms of less than five years and are written on a fixed rate basis.

Consumer Loans.

At December 31, 2011, our installment and consumer loan portfolio totaled $16.7 million. The Banks offer a variety of installment and consumer loans consisting of home equity lines of credit, overdraft loans, loans secured by deposits and securities, and unsecured personal loans. These loans are typically secured by residential real estate or personal property, including automobiles and boats. Home equity loans (closed-end and lines of credit) are typically made up to 85% of the appraised value of the property securing the loan, in each case, less the amount of any existing liens on the property. Closed-end loans have terms of up to 15 years. Lines of credit have an original maturity of 5 years. The interest rates on closed-end home equity loans are fixed, while interest rates on home equity lines of credit are variable.

Credit Administration

The Company's Credit Administration is managed on a corporate-wide basis under the close direction of the President of Floridian Bank who has extensive experience in that role. The Banks' lending activities are subject to written policies approved by the Banks' Boards of Directors to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credit, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with the Banks' policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

Within each segment, the Company monitors and assesses the credit risk in the following classes, based on the risk characteristic of each loan segment: Pass, Special Mention, Substandard, Doubtful, and Loss. Within the Commercial and CRE portfolios risk grades are assigned based on an assessment of conditions that affect each borrower's ability to meet obligations as outlined in the loan agreement. This process includes an in-depth review prior to loan approval and throughout the life of the loan. The analysis of the borrower includes a review of financial information, credit documentation, public information, past experience with the borrower, and other information that may be available specific to each borrower. The review also includes debt service capabilities, actual and projected cash flows, and industry and economic risks. Underwriting of RRE, consumer, and home equity loans and lines of credit include an assessment of the borrower's credit history and the ability to meet existing debt obligations, as well as payments of principal and interest on the proposed loan. Risk grades are reviewed annually on all large credit relationships or on any credit where management becomes aware of information that may affect the borrower's ability to fulfill contractual obligations.

The Banks generally do not make commercial or consumer loans outside their market area unless the borrower has an established relationship with one of our Banks and conducts its principal business operations within our market area. Consequently, the Banks and their borrowers are affected by the economic conditions prevailing in their market area.

The Banks will purchase or sell participations in loans from time to time, typically on a nonrecourse basis, unless the Bank's Board of Directors approves a recourse arrangement. Usually, participations are necessary when the loan in its entirety would exceed the selling bank's legal lending limit or when booking the entire loan would cause the selling bank to exceed a pre-determined loan to deposit ratio or create a credit concentration in a particular type of loan. Sound underwriting justification, including an independent analysis of credit quality of the borrower, and evidence of proper loan documentation are required prior to the Banks committing to purchase a loan participation. The Banks maintain complete and current credit information on the borrower during the term of the loan.

Investment Activity

The primary objectives of our investment portfolio are to maximize the rate of return through permissible fixed income investments with a mixture of maturities and compositions, meet liquidity requirements, and mitigate interest rate sensitivity of the overall balance sheet. We attempt to accomplish this by evaluating the overall balance sheets' interest rate sensitivity and the potential impact on the Company's earnings over a series of possible future interest rate scenarios; for current periods as well as over future horizon periods.

We invest primarily in U.S. government agency obligations and U.S. government agency mortgage-backed securities including collateralized mortgage obligations which are explicitly or implicitly guaranteed as to principal and interest by the government. We enter into federal funds transactions with our principal correspondent banks directly or as an agent.

Competition

We operate in a highly competitive environment competing for deposits and loans with other commercial banks, thrifts and other financial institutions, many of which have greater financial resources than us. Many large financial institutions compete for business in our service area. Certain of these institutions have significantly higher lending limits than we do and provide services to their customers which we do not offer.

We believe we are able to compete favorably with our competitors because we provide responsive, personalized services through our knowledge and awareness of our service area, customers and business.

The following table displays data provided by the FDIC regarding our competition in Citrus, Flagler, Lake, Orange, Seminole, and Volusia counties (our primary market area), as of June 30, 2011, the latest date for which data was available:

County	Number of Insured Financial Institutions	Number of Retail Branches	Banks' Market Share
Citrus	14	49	2.6%
Flagler	12	25	0.6%
Lake	25	106	0.3%
Orange	40	294	0.5%
Seminole	34	143	2.0%
Volusia	27	157	1.6%

Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of our larger competitors have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than we do. They also can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than we can.

The largest competitors in our market include: Bank of America, Wells Fargo, SunTrust, BB&T, Regions, and PNC, and these institutions capture the majority of the deposits. Our significant community bank competitors include: Centennial Bank, Florida Bank of Commerce, First Southern Bank, Florida Capital Bank, East Coast Community Bank, and Gateway Bank of

Florida. We believe community banks can compete successfully with larger institutions by providing personalized service and making timely, local decisions and thereby drawing business away from larger institutions in the market. We also believe further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from affected customers who may become dissatisfied as their financial institutions grow larger. In addition, we believe that once the Florida economy experiences new job growth, the growth of our banking markets from new residents affords us an opportunity to capture new deposits.

Marketing and Distribution

In order to market our deposit and loan products, we rely heavily on referrals from existing customers and direct customer contact calling efforts. In addition, our Board of Directors and management team realize the importance of forging partnerships within the community as a method of expanding our customer base and serving the needs of our community. In this regard, we are an active participant in various community activities and organizations. Participation in such events and organizations allows management to determine what additional products and services are needed in our community as well as assisting in our efforts to determine credit needs in accordance with the Community Reinvestment Act.

In addition to our direct contact marketing methods, we use limited local print advertising, product brochures, and direct mail to build our customer base.

Employees

As of December 31, 2011, we employed 71 full-time employees and six part-time employees. The employees are not represented by a collective bargaining unit. We consider relations with our employees to be good.

REGULATORY CONSIDERATIONS

We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not necessarily our shareholders or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Proposed legislative or regulatory changes may also affect our operations. The following description summarizes some of the laws and regulations to which the Banks and we are subject. References to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") with major sections of the Dodd-Frank Act being implemented in 2011. The Dodd-Frank Act has had a broad impact on the financial services industry, including significant regulatory and compliance changes including, among other things, (i) enhanced resolution authority of troubled and failing banks and their holding companies; (ii) increased capital and liquidity requirements; (iii) increased regulatory examination fees; (iv) changes to assessments to be paid to the FDIC for federal deposit insurance; and (v) numerous other provisions designed to improve supervision and oversight of, and strengthening safety and soundness for, the financial services sector. The Dodd-Frank Act also established a new financial industry regulator, the Consumer Financial Protection Bureau ("CFPB") and authorizes state officials to enforce regulations issued by the CFPB for the general prohibition against unfair, deceptive or abusive practices.

A summary of certain provisions of the Dodd-Frank Act that became effective in 2011 is set forth below, along with information set forth in applicable sections of this "Regulatory Considerations" section.

- *Interest on Demand Deposit Accounts ("DDA").* Effective July 21, 2011, Regulation Q, the prohibition of paying interest on DDAs, was repealed. Prior to the effective date only Negotiable Orders of Withdrawal or NOW accounts could pay interest. These accounts reserved the right to require at least seven days' written notice prior to withdrawal or transfer of funds with only individuals, nonprofit organizations and governmental units having the right to own the accounts. For profit entities were prohibited from holding NOW accounts. Banks can now offer interest bearing DDAs, which do not have the right to require seven days written notice of the intent to withdraw, to any depositor.

- *Transactions with Affiliates.* The Dodd-Frank Act enhances the requirements for certain transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and increasing the amount of time for which collateral requirements regarding covered transactions must be maintained.

- *Transactions with Insiders.* Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivative transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution's board of directors.

Other requirements called for in the Dodd-Frank Act will be implemented over time, and most will be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on financial institutions' operations is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make necessary changes in order to comply with new statutory and regulatory requirements.

The Consumer Financial Protection Bureau

In July 2011, many consumer financial protection functions formerly assigned to the federal banking and other agencies transferred to the CFPB. The CFPB has the authority to write regulations under federal consumer financial protections laws, and enforce those laws. It has the authority to prevent "unfair, deceptive or abusive" practices by issuing regulations or by using its enforcement authority without first establishing regulatory guidance.

With the CFPB being recently established and its Director recently appointed, there is significant uncertainty as to how the CFPB will exercise and implement its regulatory, supervisory, examination and enforcement authority. Implemented changes could result in increased compliance costs and litigation exposure. Additionally, changes in regulatory expectations, interpretations or practices could increase the risk of regulatory enforcement actions, fines and penalties.

The Company

We are registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve") as a multi-bank holding company under the Bank Holding Company Act of 1956. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The Gramm-Leach-Bliley Act, the Bank Holding Company Act, and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Permitted Activities.

The Gramm-Leach-Bliley Act altered the U.S. banking system by: (i) allowing bank holding companies that qualify as "financial holding companies" to engage in a broad range of financial and related activities; (ii) allowing insurers and other financial service companies to acquire banks; (iii) removing restrictions that applied to bank holding company ownership of securities firms and mutual fund advisory companies; and (iv) establishing the overall regulatory scheme applicable to bank holding companies that also engage in insurance and securities operations. The general effect of the law was to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities firms, and other financial service providers. Activities that are financial in nature are broadly defined to include not only banking, insurance, and securities activities, but also merchant banking and additional activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines to be financial in nature, incidental to such financial activities, or complementary activities that do not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally.

In contrast to financial holding companies, bank holding companies are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking or managing or controlling banks. As a bank holding company that has not elected to be a financial holding company, these restrictions apply to us. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Changes in Control.

Subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with the applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company acquiring "control" of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. A rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either the institution has registered securities under Section 12 of the Securities Exchange Act of 1934 or as we will refer to as the Exchange Act, or no other person will own a greater percentage of that class of voting securities immediately after the acquisition. Our common stock is registered under Section 12 of the Exchange Act.

The Federal Reserve Board maintains a policy statement on minority equity investments in banks and bank holding companies, that generally permits investors to (1) acquire up to 33 percent of the total equity of a target bank or bank holding company, subject to certain conditions, including (but not limited to) that the investing firm does not acquire 15 percent or more of any class of voting securities, and (2) designate at least one director, without triggering the various regulatory requirements associated with control.

As a bank holding company, we are required to obtain prior approval from the Federal Reserve before (i) acquiring all or substantially all of the assets of a bank or bank holding company, (ii) acquiring direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless we own a majority of such bank's voting shares), or (iii) merging or consolidating with any other bank or bank holding company. In determining whether to approve a proposed bank acquisition, federal bank regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act of 1977.

Under Florida law, a person or entity proposing to directly or indirectly acquire control of a Florida bank must also obtain permission from the OFR. Florida statutes define "control" as either (a) indirectly or directly owning, controlling or having power to vote 25% or more of the voting securities of a bank; (b) controlling the election of a majority of directors of a bank; (c) owning, controlling, or having power to vote 10% or more of the voting securities as well as directly or indirectly exercising a controlling influence over management or policies of a bank; or (d) as determined by the OFR. These requirements will affect us because the Banks are chartered under Florida law and changes in control of us are indirect changes in control of the Bank.

Tying.

Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extending credit, to other services or products (other than traditional banking products) offered by the holding company or its affiliates, such as deposit products.

Capital; Dividends; Source of Strength.

The Federal Reserve imposes certain capital requirements on bank holding companies under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are described below under "Capital Regulations." Subject to its capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the Banks, and such loans may be repaid from dividends paid from the Banks to us.

The ability of the Banks to pay dividends, however, will be subject to regulatory restrictions that are described below under "Dividends." We are also able to raise capital for contributions to the Banks by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws. Further, the Company and the Banks agreed to adopt the FRB Resolutions and the Bank Resolutions, respectively, which require that we seek prior approval from our regulators before declaring or paying any dividends. See "Item 1. Business – Regulatory Matter" for a further discussion.

In accordance with Federal Reserve policy, which has been codified by the Dodd-Frank Act, we are expected to act as a source of financial strength to the Banks and to commit resources to support the Banks in circumstances in which we might not otherwise do so. In furtherance of this policy, the Federal Reserve may require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

The Banks

The Banks are banking institutions that are chartered by and headquartered in the State of Florida, and they are subject to supervision and regulation by the OFR and the FDIC, and are subject to other laws and regulations applicable to banks. The OFR and the FDIC supervise and regulate all areas of the Banks' operations including, without limitation, the making of loans, the issuance of securities, the conduct of the Banks' corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the establishment or closing of banking centers.

As state chartered banking institutions in the State of Florida, the Banks are empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on, savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services for the benefit of the Banks' customers. Various consumer laws and regulations also affect the operations of the Banks, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit opportunity laws, and fair credit reporting. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") prohibits insured state chartered institutions from conducting activities as principal that are not permitted for national banks. A bank, however, may engage in an otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the Deposit Insurance Fund.

Reserves.

The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily NOW and Super NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve Bank "discount window" as a secondary source of funds, provided that the institution meets the Federal Reserve Bank's credit standards.

Dividends.

The Banks are subject to legal limitations on the frequency and amount of dividends that can be paid to us. The FDIC may restrict the ability of the Banks to pay dividends if those payments would constitute an unsafe or unsound banking practice. These regulations and restrictions may limit our ability to obtain funds from the Banks for our cash needs, including funds for acquisitions and the payment of dividends, interest, and operating expenses. As discussed above, the Bank Resolutions restrict the payment of dividends to us. See "Item 1. Business – Regulatory Matter" for a further discussion.

In addition, Florida law also places restrictions on the declaration of dividends from state chartered banks to their holding companies. Pursuant to the Florida Financial Institutions Code, the board of directors of state chartered banks, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank's retained net profits for the preceding two years and, with the approval of the OFR and FDIC, declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring such dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank's common stock then issued and outstanding. A state chartered bank may not declare any dividend if (i) its net income (loss) from the current year combined with the retained net income (loss) for the preceding two years aggregates a loss or (ii) the payment of such dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the OFR or a federal regulatory agency.

Insurance of Accounts and Other Assessments.

We pay our deposit insurance assessments to the Deposit Insurance Fund, which is determined through a risk-based assessment system. Our deposit accounts are currently insured by the Deposit Insurance Fund generally up to a maximum of $250,000 per separately insured depositor.

In addition, in November 2008, the FDIC issued a final rule under its Transaction Account Guarantee Program ("TAGP"), pursuant to which the FDIC fully guaranteed all noninterest bearing transaction deposit accounts, including all personal and business checking deposit accounts that do not earn interest, lawyer trust accounts where interest does not accrue to the account owner (IOLTA), and NOW accounts with interest rates no higher than 0.50% until June 30, 2010, 0.25% thereafter. On December 31, 2010, the Dodd-Frank Deposit Insurance Provision ("DIP") became effective and replaced the TAGP that expired on the same date. Under the DIP, all money in the accounts are fully insured by the FDIC regardless of dollar amount until December 31, 2012. The primary differences between the two programs are that the DIP:

- Applies to all FDIC-insured depository institutions;
- Does not include low-interest NOW accounts; and
- FDIC does not charge a separate assessment (premium) for the insurance of noninterest-bearing accounts.

Under the TAGP, the FDIC imposed a special assessment of five basis points on each FDIC-insured depository institution's assets, minus its Tier 1 capital, effective as of June 30, 2009. This special assessment was collected on September 30, 2009. Finally, on November 12, 2009, the FDIC adopted a new rule requiring insured institutions to prepay on December 30, 2009, estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. The new assessment system, DIP, was implemented April 1, 2011 and became effective with assessments due September 31, 2011. With the new assessment, the FDIC reduced the rates charged and added a new category for Large and Highly Complex Institutions.

The FDIC assigns an institution to one of four risk categories, designed to measure risk. Total base assessment rates currently range from 0.025% of deposits for an institution in the highest sub-category to 0.45% of deposits for an institution in the lowest category. Rates from April 1, 2009 through March 31, 2011 were from 0.07% to 0.775%. With the implementation of the new assessment the Banks' were able to reduce their monthly accruals resulting in a credit of FDIC premiums paid in 2011.

In addition, all FDIC insured institutions are required to pay assessments to the FDIC at an annual rate of approximately one basis point of insured deposits to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

Under the Federal Deposit Insurance Act, or FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Transactions With Affiliates.

Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of the Banks to engage in transactions with related parties or "affiliates" or to make loans to insiders is limited. Loan transactions with an "affiliate" generally must be collateralized and certain transactions between the Banks and their "affiliates", including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to the Banks, as those prevailing for comparable nonaffiliated transactions. In addition, the Banks generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which we refer to as 10% Shareholders, or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Shareholders or which is controlled by those executive officers, directors or 10% Shareholders, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution's unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank's unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which the Bank are permitted to extend credit to executive officers.

Community Reinvestment Act.

The Community Reinvestment Act and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of the banks. These regulations provide for regulatory assessment of a bank's record in meeting the credit needs of its service area. Federal banking agencies are required to make public a rating of a bank's performance under the Community Reinvestment Act. The FDIC considers a bank's Community Reinvestment Act rating when the bank submits an application to establish branches, merge, or acquire the assets and assume the liabilities of another bank. In the case of a bank holding company, the Community Reinvestment Act performance record of all banks involved in the merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory record can substantially delay or block the transaction. The Banks received "satisfactory" ratings on their most recent Community Reinvestment Act assessment.

Capital Regulations.

The federal banking regulators have adopted risk-based, capital adequacy guidelines for bank holding companies and their subsidiary state-chartered banks. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets, and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The current guidelines require all bank holding companies and federally regulated banks to maintain a minimum risk-based total capital ratio equal to 8%, of which at least 4% must be Tier I Capital. Tier I Capital, which includes common shareholders' equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock and trust preferred securities, less certain goodwill items and other intangible assets, is required to equal at least 4% of risk-weighted assets. The remainder ("Tier II Capital") may consist of (i) an allowance for loan losses of up to 1.25% of risk-weighted assets, (ii) excess of qualifying perpetual preferred stock, (iii) hybrid capital instruments, (iv) perpetual debt, (v) mandatory convertible securities, and (vi) subordinated debt and intermediate-term preferred stock up to 50% of Tier I Capital. Total capital is the sum of Tier I and Tier II Capital less reciprocal holdings of other banking organizations' capital instruments, investments in unconsolidated subsidiaries and any other deductions as determined by the appropriate regulator (determined on a case by case basis or as a matter of policy after formal rule making).

In computing total risk-weighted assets, bank holding company assets are given risk-weights of 0%, 20%, 50% and 100%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by 1- to 4-family and certain multi-family residential property, which carry a 50% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing non-financial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

The federal bank regulatory authorities have also adopted regulations that supplement the risk-based guidelines. These regulations generally require banks and bank holding companies to maintain a minimum level of Tier I Capital to total assets less goodwill of 4% (the "leverage ratio"). The FDIC permits a bank to maintain a minimum 3% leverage ratio if the bank achieves a 1 rating under the CAMELS rating system in its most recent examination, as long as the bank is not experiencing or anticipating significant growth. The CAMELS rating is a non-public system used by bank regulators to rate the strength and weaknesses of financial institutions. The CAMELS rating is comprised of six categories: capital adequacy, asset quality, management, earnings, liquidity, and sensitivity to market risk.

Banking organizations experiencing or anticipating significant growth, as well as those organizations which do not satisfy the criteria described above, will be required to maintain a minimum leverage ratio ranging generally from 4% to 5%. The bank regulators also continue to consider a "tangible Tier I leverage ratio" in evaluating proposals for expansion or new activities.

The tangible Tier I leverage ratio is the ratio of a banking organization's Tier I Capital, less deductions for intangibles otherwise includable in Tier I Capital, to total tangible assets.

Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." To qualify as a "well-capitalized" institution, a bank must have a leverage ratio of no less than 5%, a Tier I Capital ratio of no less than 6%, and a total risk-based capital ratio of no less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level. Generally, a financial institution must be "well capitalized" before the Federal Reserve will approve an application by a bank holding company to acquire or merge with a bank or bank holding company.

Under the regulations, the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or a part of their operations. Bank holding companies controlling financial institutions can be called upon to boost the institutions' capital and to partially guarantee the institutions' performance under their capital restoration plans.

It should be noted that the minimum ratios referred to above are merely guidelines and the bank regulators possess the discretionary authority to require higher capital ratios.

As of December 31, 2011, we exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy of "well capitalized". However, pursuant to the regulatory resolutions as described in "Item 1. Business – Regulatory Matter", the Banks are required to maintain a minimum Tier 1 leverage capital to average assets ratio of 8.0% and total capital to risk-weighted assets of 12.0%. Floridian Bank met the requirements at December 31, 2011. Orange Bank has received an extension from their regulators to comply with the increased capital ratios until the date the anticipated charter consolidation of the Banks is completed.

On March 21, 2012, the Company withdrew its applications with the FDIC and OFR for the merger of its subsidiary Banks. The Company is reviewing its alternatives for increasing the capital of Orange Bank to meet applicable regulatory requirements. On July 21, 2011, the Orange Bank Board resolved that the Bank would maintain a Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 12%. During the pendency of the subsidiary bank merger transaction the Bank had received a waiver from the FDIC and OFR to the requirements to meet such capital requirements. As of December 31, 2011, Orange Bank's Tier 1 leverage capital ratio and total risk-based capital ratio were approximately 6.9% and 10.7%, respectively.

Prompt Corrective Action.

Immediately upon becoming undercapitalized, which is described as having a total risk-based capital ratio of less than 8.0 percent or a Tier 1 risk-based capital ratio of less than 4.0 percent, or a Tier 1 leverage capital ratio less than 4.0 percent, a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (a) restrict payment of capital distributions and management fees; (b) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (c) require submission of a capital restoration plan; (d) restrict the growth of the institution's assets; and (e) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (a) requiring the institution to raise additional capital; (b) restricting transactions with affiliates; (c) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (d) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized, which is described as having a total risk-based capital ratio of less than 6.0 percent or a Tier 1 risk-based capital ratio of less than 3.0 percent, or a Tier 1 leverage capital ratio less than 3.0 percent, and critically undercapitalized institutions, which is described as institutions with a ratio of tangible equity to total assets that is equal to or less than 2.0 percent. The Banks, individually and consolidated, exceed all ratios for banks described as undercapitalized.

Basel III.

On December 16, 2010, the Basel Committee issued details on standards for bank capital adequacy and liquidity regulation, including revisions to the definitions of Tier I Capital and Tier II Capital applicable to Basel III. In June 2011, the Basel Committee updated its standards to include minor modifications to the credit valuation adjustment (CVA), which is the risk of loss caused by changes in the credit spread of a counter party due to changes in its credit quality (also known as mark-to-market losses).

Many of the revised capital standards are already being implemented through Dodd-Frank which has capital and liquidity implications. The short-term and long-term impact of the new Basel III capital standards and the forthcoming new capital rules to be proposed for non-Basel III U.S. banks is uncertain. U.S. interagency (FED, OCC, FDIC) guidance on Basel III is expected in the first quarter of 2012. It is unclear what impact the implementation of Basel III may be or what impact a pending alternative standardized approach to Basel III option for non-Basel III U.S. banks (such as the Banks) may have on the cost and availability of different types of credit and the potential compliance costs of implementing the new capital standards. At the present time, however, only banks $10 billion and over will have additional stress testing requirements to assure capital adequacy.

Interstate Banking and Branching.

The Bank Holding Company Act was amended by the Interstate Banking Act in 1994 to permit adequately capitalized and managed financial and bank holding companies to acquire banks in any state. State laws prohibiting interstate banking or discriminating against out-of-state banks were preempted. States were not permitted to enact laws opting out of this provision; however, states were allowed to adopt a minimum age restriction requiring that target banks located within the state be in existence for a period of years, up to a maximum of five years, before a bank would be subject to the Interstate Banking Act. The Interstate Banking Act, as amended by the Dodd-Frank Act, establishes deposit caps which prohibit acquisitions that result in the acquiring company controlling 30% or more of the deposits of insured banks and thrift institutions held in the state in which the target maintains a branch or 10% or more of the deposits nationwide. States have the authority to waive the 30% deposit cap. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state companies, and the federal deposit caps apply only to initial entry acquisitions.

Under the Dodd-Frank Act, national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Florida law permits a state bank to establish a branch of the bank anywhere in the state. Accordingly, under the Dodd-Frank Act, a bank with its headquarters outside the State of Florida may establish branches anywhere within Florida.

Anti-money Laundering.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"), provides the federal government with additional powers to address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act ("BSA"), the USA PATRIOT Act puts in place measures intended to encourage information sharing among bank regulatory and law enforcement agencies. In addition, certain provisions of the USA PATRIOT Act impose affirmative obligations on a broad range of financial institutions.

Among other requirements, the USA PATRIOT Act and the related Federal Reserve regulations require banks to establish anti-money laundering programs that include, at a minimum:

- internal policies, procedures and controls designed to implement and maintain the savings association's compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;
- systems and procedures for monitoring and reporting of suspicious transactions and activities;
- a designated compliance officer;
- employee training;
- an independent audit function to test the anti-money laundering program;
- procedures to verify the identity of each customer upon the opening of accounts; and
- heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program ("CIP") as part of our anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists. We and our affiliates have adopted policies, procedures and controls to comply with the BSA and the USA PATRIOT Act, and we engage in very few transactions with foreign persons and no transactions with foreign financial institutions.

Regulatory Enforcement Authority.

Federal and state banking laws grant substantial enforcement powers to federal and state banking regulators. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions against banking organizations and institution-affiliated parties. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with regulatory authorities.

Privacy.

Under the Gramm-Leach-Bliley Act, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties.

Consumer Laws and Regulations.

The Banks are also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair and Accurate Transactions Act, the Mortgage Disclosure Improvement Act, and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. The Banks must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

Future Legislative Developments.

Various legislative acts are from time to time introduced in Congress and the Florida legislature. This legislation may change banking statutes and the environment in which we and the Banks operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations or that of the Banks.

Effect of Governmental Monetary Policies.

The commercial banking business in which the Banks engage is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the "discount window," open market operations, the imposition of changes in reserve requirements against member banks' deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to continue to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, and short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on the future business and earnings of the Banks cannot be predicted.

Income Taxes.

We are subject to income taxes at the federal level and subject to state taxation in Florida. We file a consolidated federal income tax return with a fiscal year ending on December 31.

Website Access to Company's Reports

Our Internet website is www.floridianfinancialgroup.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d), and reports filed pursuant to Section 16, 13(d), and 13(g) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission. The information on our website is not incorporated by reference into this report.

ITEM 1A. RISK FACTORS

An investment in our common stock contains a high degree of risk. In addition to the other information contained in, or incorporated by reference into, this Form 10-K, including the matters addressed under the caption "Cautionary Statement Regarding Forward-Looking Information," you should carefully consider the risks described below before deciding whether to invest in our common stock. If any of the events highlighted in the following risks actually occurs, or if additional risks and uncertainties not presently known to us or that we do not currently believe to be important to you, materialize, our business, results of operations or financial condition would likely suffer. In such an event, the trading price of our common stock could

decline and you could lose all or part of your investment. In assessing these risks, you should also refer to the other information contained in our filings with the SEC, including our financial statements and related notes.

Risks Related to our Business

We will pursue additional capital resources in the future and these capital resources may not be available on acceptable terms or at all.

The Bank Resolutions entered into by our subsidiary Banks, among other things, contain capital directives that impose heightened capital requirements on both of our subsidiary Banks. Failure to comply with the terms of the Bank Resolutions could result in significant enforcement actions against us of increasing severity. Under the terms of the Bank Resolutions, Floridian Bank is required to maintain a Tier I leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 12%. As of December 31, 2011, Floridian Bank maintained a Tier I leverage capital ratio of 9.0% and a total risk-based capital ratio of 12.5%.

Orange Bank is required to maintain a Tier I leverage capital ratio and total risk based capital ratio of at least 8% and 12%, respectively, not later than March 19, 2012. However, Orange Bank received an extension from their Regulators to comply with the increased capital ratios until the date the anticipated charter consolidation of the Banks is completed. On March 21, 2012, the Company withdrew its applications with the FDIC and OFR for the merger of its subsidiary Banks. The Company is reviewing its alternatives for increasing the capital of Orange Bank to meet applicable regulatory requirements. During the pendency of the subsidiary bank merger transaction the Bank had received a waiver from the FDIC and OFR to the requirements to meet such capital requirements. As of December 31, 2011, Orange Bank maintained a Tier I leverage capital ratio of 6.9% and a total risk-based capital ratio of 10.7%.

We intend to incur additional debt or equity financing in the future for future growth, to fund losses or additional provisions for loan losses in the future, or to maintain or increase capital levels in accordance with banking regulations and the Bank Resolutions. Such financing may not be available to us on acceptable terms or at all. Depending on the amount offered and the levels at which we offer the stock, issuances of common or preferred stock could be substantially dilutive to shareholders of our Common Stock.

If we are not able to maintain the capital levels of our subsidiary Banks above the levels required by the Bank Resolutions, we could become subject to enforcement actions by our banking regulators, which could have an adverse impact on our business, financial condition, results of operations, and cash flows, as well as the value of our common stock. Moreover, capital directives imposed by the Bank Resolutions on our subsidiary Banks further restrain asset growth by requiring that asset growth be funded by a greater amount of additional capital. We may be required to reduce assets or limit asset growth to manage our regulatory capital position. Restraining asset growth could reduce our profitability.

We incurred cumulative net losses of $30.0 million since inception and may incur further losses.

We incurred net losses of $2.1 million and $9.7 million for the years ended December 31, 2011 and December 31, 2010, respectively and a cumulative net loss of $30.0 million since inception. In light of economic conditions that continue to adversely affect our borrowers and us, we may incur further losses.

An inadequate allowance for loan losses would overstate our current period earnings.

Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable.

As of December 31, 2011, the Banks' combined allowance for loan losses was $6.6 million, which represented approximately 2.1% of their total amount of loans. At December 31, 2010 allowance for loan losses was $8.0 million, which represented 2.5% of total loans. The Banks had a combined $8.4 million in nonperforming loans as of December 31, 2011. At

December 31, 2010 the Banks had $17.1 million in nonperforming loans. The allowance may not prove sufficient to cover future loan losses. Future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Banks' nonperforming or performing loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require us to recognize additional losses based on their judgments about information available to them at the time of their examination. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Material additions to the Banks' allowances for loan losses would adversely impact our net income and capital in future periods while having the effect of overstating our current period earnings.

If our nonperforming assets increase, our earnings will suffer.

At December 31, 2011, our nonperforming assets (which consist of non-accruing loans, loans 90 days or greater delinquent, nonperforming restructured loans, foreclosed real estate assets, and repossessed personal property) totaled $13.5 million, or 3.0% of total assets, which is a decrease of $7.5 million or 35.7% over nonperforming assets at December 31, 2010. At December 31, 2010, our nonperforming assets were $21.0 million, or 4.5 % of total assets. Our nonperforming assets adversely affect our net income in various ways. We do not record interest income on nonaccrual loans or real estate owned. We must reserve for probable losses, which is established through a current period charge to the provision for loan losses as well as from time to time, as appropriate, write down the value of properties in our other real estate owned portfolio to reflect changing market values. Additionally, there are legal fees associated with the resolution of problem assets as well as carrying costs such as taxes, insurance and maintenance related to our other real estate owned. Further, the resolution of nonperforming assets requires the active involvement of management, which can distract them from more profitable activity. Finally, if our estimate for the recorded allowance for loan losses proves to be incorrect and our allowance is inadequate, we will have to increase the allowance accordingly.

Our regulatory capital levels have declined and may continue to do so, which may cause our regulators to take formal enforcement action, including requiring us to raise capital. At December 31, 2011, our consolidated Tier I leverage capital ratio was 8.1%, our consolidated total risk based capital ratio was 12.1% and our consolidated Tier I risk based capital ratio was 10.9%. While we remain well capitalized at December 31, 2011, these ratios have declined significantly over the past three years because of the Banks' significant losses. If we continue to experience losses or if our assets increase, our capital levels will fall below the levels required to be well capitalized. Lower capital ratios will impair our ability to compete for loans and deposits, due to regulatory restrictions and public perception. In July 2011, the Banks' Boards approved Bank Resolutions in consultation with their banking regulators. The Bank Resolutions included a commitment to maintain capital levels in excess of well capitalized levels. Specifically, we must maintain a Tier 1 leverage capital of at least 8% and a total risk-based capital ratio of at least 12%. See "Item 1. Business – Regulatory Matter" for a further discussion.

You may not agree with our decisions on how we increase our capital levels.

We are exploring all opportunities to reduce our losses and increase our capital levels. We may make further expense reductions, which may reduce our losses. These expense reductions while helpful in reducing short-term losses may be harmful to us in the long-term as the expense reductions may adversely affect our ability to execute our business strategy. We may also seek additional equity or debt financing at terms that may not be acceptable to you.

Operating as a multi-bank holding company can be inefficient and more costly to operate.

We provide our products and services to our customers through a decentralized network of banks (currently, Orange Bank and Floridian Bank) that operate autonomously within their respective communities. While our operating model provides us with a competitive advantage in maintaining a community focus and in providing customer service, our model is, in many respects, less efficient to operate. Moreover, there is increasing pressure to provide products and services at lower prices, which is more difficult to do as a multi-bank holding company. This can reduce our overall net interest margin and revenues from our fee-based products and services. To achieve greater economies of scale, we submitted an application in September 2011 to the OFR and FDIC to merge the two Banks. On March 21, 2012, the Company withdrew its applications with the FDIC and OFR for the merger of its subsidiary Banks. The Company is reviewing its alternatives for increasing the capital of Orange Bank to meet applicable regulatory requirements. On July 21, 2011, the Orange Bank Board resolved that the Bank would maintain a Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 12%. During the pendency of the subsidiary bank merger transaction the Bank had received a waiver from the FDIC and OFR to

the requirements to meet such capital requirements. As of December 31, 2011, Orange Bank's Tier 1 leverage capital ratio and total risk-based capital ratio were approximately 6.9% and 10.7%, respectively.

The loss of key personnel may adversely affect us.

Our success is, and is expected to remain, highly dependent on our senior management team. As a bank holding company of community banks, it is our management's extensive knowledge of and relationships in the community that generate business for us. Successful execution of our growth strategy will continue to place significant demands on our management and the loss of any such person's services may adversely affect our growth and profitability. On August 25, 2011, Charlie W. Brinkley, Jr., announced his resignation as our Chairman and Chief Executive Officer and as President of Orange Bank. Thomas H. Dargan, Jr. was appointed as our Chief Executive Officer and interim Chairman as well as President of Orange Bank. Since December 31, 2010, three of our directors and one of our executive officers in addition to Mr. Brinkley have resigned from their positions.

Although we have entered into a restrictive covenant agreement and an employment agreement with Thomas H. Dargan, Jr., and Keith A. Bulko, we may not be able to retain them or other key employees. The loss of such employees could adversely affect our ability to successfully conduct our business, which could have an adverse effect on our financial results and the value of our common stock.

Our loan portfolio includes loans with a higher risk of loss, particularly because our loan portfolio is heavily concentrated in commercial and residential mortgage loans secured by properties in Central Florida.

We originate commercial real estate loans, commercial loans, construction loans, consumer loans, and residential mortgage loans primarily within our market area. We believe that our commercial real estate, including construction loans and commercial loans provide the largest risk to our loan portfolio. Commercial real estate, including construction, and commercial loans tend to involve larger loan balances to a single borrower or groups of related borrowers and are more susceptible to a risk of loss during a downturn in the business cycle. These loans also have greater credit risk for the following reasons:

- Commercial Real Estate Loans. Repayment is dependent on income being generated in amounts sufficient to cover operating expenses and debt service. These loans also involve greater risk because they are generally not fully amortizing over a loan period, but rather have a balloon payment due at maturity. A borrower's ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property.

- Commercial Loans. Repayment is generally dependent upon the successful operation of the borrower's business. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise, illiquid, or fluctuate in value based on the success of the business.

- Construction Loans. The risk of loss is largely dependent on our initial estimate of whether the property's value at completion equals or exceeds the cost of property construction and the availability of permanent financing following completion of construction. During the construction phase, a number of factors can result in delays or cost overruns. If our estimate is inaccurate, which is acutely possible as real estate prices continue to decrease, or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral.

These risks inherent in our loan portfolio are exacerbated by the geographic concentration of our loan portfolio. Our interest-earning assets are heavily concentrated in commercial and residential mortgage loans secured by real estate, particularly real estate located in Central Florida. As of December 31, 2011, approximately 78% of the Banks' loans were secured by commercial real estate. As of December 31, 2010 approximately 76% of the Banks' loans were secured by commercial real estate. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is outstanding, and, therefore, the collateral may become insufficient to protect us from substantial losses. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values, such as in today's market, to satisfy the debt, our earnings and capital could be adversely affected.

Additionally, as of December 31, 2011, substantially all of our loans secured by real estate are secured by commercial and residential properties located in Citrus, Flagler, Lake, Orange, Seminole, and Volusia Counties, Florida. The concentration of our loans in this area subjects us to the risk that a downturn in the economy or recession in that area, such as the downturn the area is currently experiencing, could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Central Florida, the occurrence of a natural disaster, such as a hurricane, could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer further losses due to the decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our operations.

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability depends to a large extent on the Banks' net interest income, which is the difference between income on interest-earning assets such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities re-price or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets re-price or mature during a time when interest rates are rising.

Changes in the difference between short- and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, as is likely in the current zero interest rate policy environment the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

If market interest rates rise rapidly, interest rate adjustment caps may limit increases in the interest rates on adjustable rate loans, thereby reducing our net interest income.

Since we engage in lending secured by real estate and may be forced to foreclose on the collateral property and own the underlying real estate, we may be subject to the increased costs associated with the ownership of real property, which could result in reduced net income.

Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we are exposed to the risks inherent in the ownership of real estate.

The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to:

- general or local economic conditions;
- environmental cleanup liability;
- neighborhood values;
- interest rates;
- real estate tax rates;
- operating expenses of the mortgaged properties;
- supply of and demand for rental units or properties;
- ability to obtain and maintain adequate occupancy of the properties;
- zoning laws;
- governmental rules, regulations and fiscal policies; and
- acts of God.

Certain expenditures associated with the ownership of real estate, principally real estate taxes and maintenance costs, may adversely affect the income from the real estate. Therefore, the cost of operating real property may exceed the rental income earned from such property, and we may have to advance funds in order to protect our investment or we may be required to dispose of the real property at a loss.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, and other sources, could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of an economic downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us or our region, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry in light of recent turmoil faced by banking organizations and the unstable credit markets.

The banking industry is very competitive.

The banking industry is highly competitive and the Banks compete directly with financial institutions that are more established and have significantly greater resources and lending limits. As a result of those greater resources, the larger financial institutions may be able to provide a broader range of products and services to their customers than us and may be able to afford newer and more sophisticated technology than us. Our long-term success will be dependent on the ability of the Banks to compete successfully with other financial institutions in their service areas.

Confidential customer information transmitted through the Banks' online banking service is vulnerable to security breaches and computer viruses, which could expose us to litigation and adversely affect the Banks' reputation and ability to generate deposits.

The Banks provide their customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. The Banks' networks could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. The Banks may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that the Banks' activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose the Banks to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in the Banks' systems and could adversely affect their reputation and their ability to generate deposits.

Risks Related to Regulation and Legislation

We have adopted Board Resolutions under which we have agreed to take certain actions.

On July 21, 2011, our subsidiary Banks adopted the Bank Resolutions requested by the FDIC and OFR. Failure to comply with the terms of the Bank Resolutions could result in significant enforcement actions. Under the terms of the Bank Resolutions, our subsidiary Banks are required to, among other things, (i) submit a capital plan to the supervisory authorities for increasing and maintaining certain capital ratios above the minimums imposed by the Bank Resolutions; (ii) develop specific plans and proposals for the reduction and improvement of assets which are subject to adverse classification and past due loans; and (iii) implement plans to decrease the concentration of commercial real estate loans.

We timely submitted the requested plans to the regulators for their review. We may supplement these plans and reports in the future in response to comments and requests from our regulators. Any material failure to comply with the terms of the Bank Resolutions could result in further enforcement action by the supervisory authorities. Since entering into the Bank Resolutions, we have been actively pursuing the corrective actions. We intend to continue to take the actions necessary to comply with the requirements of the Bank Resolutions and implement the submitted plans successfully, although we may be unable to do so. As of December 31, 2011, Orange Bank's Tier 1 leverage capital ratio and total risk-based capital ratio were approximately 6.9% and 10.7%, respectively, which were below the minimum levels of 8% and 12.0%, respectively, set forth in the Bank Resolutions. However, Orange Bank received an extension from their regulators to comply with the increased capital ratios required until the date the anticipated charter consolidation of the Banks is completed. On March 21, 2012, the Company withdrew its applications with the FDIC and OFR for the merger of its subsidiary Banks. The Company is

reviewing its alternatives for increasing the capital of Orange Bank to meet the Bank Resolutions. On July 21, 2011, the Orange Bank Board resolved that the Bank would maintain a Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 12%. During the pendency of the subsidiary bank merger transaction Orange Bank had received a waiver from the FDIC and OFR to the requirements to meet such capital requirements. As of December 31, 2011, Orange Bank's Tier 1 leverage capital ratio and total risk-based capital ratio were approximately 6.9% and 10.7%, respectively.

Minimum capital adequacy requirements restrain asset growth by requiring that asset growth be funded by a commensurate amount of additional capital. We may be required to reduce assets or limit asset growth to manage our regulatory capital position. Restraining asset growth could reduce our profitability and result in a material adverse impact on our business, financial condition, results of operations, and cash flows.

On October 20, 2011, our board of directors agreed to adopt the FRB Resolutions in consultation with the Federal Reserve. The FRB Resolutions require the Company to take actions. These actions require, among other things, that the Company seek approval from the FRB prior to incurring any debt, declaring or paying any dividends, reducing its capital position (e.g., through the purchase of treasury shares), or making distributions on subordinated debentures or trust preferred securities. The FRB Resolutions approved by the Company and the restrictions imposed thereby will remain in effect until terminated by the Federal Reserve. We intend to take the actions necessary to comply with the requirements of the FRB Resolutions.

Our regulatory capital levels have declined and may continue to do so, which may have a material adverse effect on our operations, including additional action from our regulators.

At December 31, 2011, our consolidated Tier I leverage capital ratio was 8.1%, our consolidated total risk-based capital ratio was 12.1% and our consolidated Tier I risk-based capital ratio was 10.9%. While we remained well capitalized at December 31, 2011, these ratios have declined significantly over the past two years because of the Banks' significant losses. If we continue to experience losses as we have over the past two years, our capital levels will fall below the levels required to be well capitalized. Lower capital ratios will impair our ability to compete for loans and deposits, due to regulatory restrictions and public perception. As a result of our lowering capital ratios, our banking regulators requested that our subsidiary Banks adopt the Bank Resolutions which, among other things, require Orange Bank to achieve and maintain increased capital ratios by March 19, 2012. Floridian Bank already meets increased minimum capital levels. These increased levels exceed the minimum levels otherwise necessary to be deemed well capitalized. Failure to comply with the terms of the Resolutions could result in significant enforcement actions against us of increasing severity, which could have an adverse impact on our business, financial condition, results of operations, and cash flows, as well as the value of our common stock.

Recently enacted legislation, particularly the Dodd-Frank Act, could materially and adversely affect us by increasing compliance costs, heightening our risk of noncompliance with applicable regulations, and changing the competitive landscape in the banking industry.

From time to time, the U.S. Congress and state legislatures consider changing laws and enact new laws to further regulate the financial services industry. On July 21, 2010, President Obama signed the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, into law. The Dodd-Frank Act has resulted in sweeping changes in the regulation of financial institutions. As discussed in the section entitled "Business-Regulatory Considerations" in this Annual Report on Form 10-K, the Dodd-Frank Act contains numerous provisions that affect all banks and bank holding companies. The Dodd-Frank Act includes provisions that, among other things:

- change the assessment base for federal deposit insurance from the amount of insured deposits to total consolidated assets less average tangible capital, eliminate the ceiling on the size of the federal deposit insurance fund, and increase the floor of the size of the federal deposit insurance fund;
- repeal the federal prohibitions on the payment of interest on demand deposits, thereby generally permitting the payment of interest on all deposit accounts;
- centralize responsibility for promulgating regulations under and enforcing federal consumer financial protection laws in a new bureau of consumer financial protection;
- require the FDIC to seek to make its capital requirements for banks countercyclical;
- implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions;
- establish new rules and restrictions regarding the origination of mortgages; and
- permit the Federal Reserve to prescribe regulations regarding interchange transaction fees, and limit them to an amount reasonable and proportional to the cost incurred by the issuer for the transaction in question.

Many of these and other provisions in the Dodd-Frank Act remain subject to regulatory rule-making and implementation, the effects of which are not yet known. Although we cannot predict the specific impact and long-term effects that the Dodd-Frank Act and the regulations promulgated thereunder will have on us and our prospects, our target markets and the financial industry more generally, we believe that the Dodd-Frank Act and the regulations promulgated thereunder are likely to impose additional administrative and regulatory burdens that will obligate us to incur additional expenses and will adversely affect our margins and profitability. We will also have a heightened risk of noncompliance with the additional regulations. Finally, the impact of some of these new regulations is not known and may affect our ability to compete long-term with larger competitors.

The Federal Reserve's repeal of the prohibition against payment of interest on demand deposits (Regulation Q) may increase competition for such deposits and ultimately increase interest expense.

A major portion of our net income comes from our interest rate spread, which is the difference between the interest rates paid by us on amounts used to fund assets and the interest rates and fees we receive on our interest-earning assets. Our interest-earning assets include outstanding loans extended to our customers and securities held in our investment portfolio. We fund assets using deposits and other borrowings. Our goal has been to maintain noninterest bearing deposits above 15% of total deposits. We currently maintain approximately 21% of deposits as noninterest bearing.

On July 14, 2011, the Federal Reserve issued final rules to repeal Regulation Q, which had prohibited the payment of interest on demand deposits by institutions that are member banks of the Federal Reserve System. The final rules implement Section 627 of the Dodd-Frank Act, which repealed Section 19(i) of the Federal Reserve Act in its entirety effective July 21, 2011. As a result, banks and thrifts are now permitted to offer interest-bearing demand deposit accounts to commercial customers, which were previously forbidden under Regulation Q. The repeal of Regulation Q may cause increased competition from other financial institutions for these deposits and could result in a reduction in our deposits or an increase in our interest expense.

Our future FDIC deposit insurance premiums and assessment are uncertain.

Recent insured depository institution failures, as well as deterioration in banking and economic conditions, have significantly increased the loss provisions of the FDIC, resulting in a decline in the designated reserve ratio of the Deposit Insurance Fund to historical lows. The FDIC in December 2010 increased the designated reserve ratio from 1.25 to 2.00 and in December 2011 voted to maintain the same ratio for 2012. In addition, the deposit insurance limit on FDIC deposit insurance coverage generally has increased to $250,000, which may result in even larger losses to the Deposit Insurance Fund. These developments have caused an increase to our assessments, and the FDIC may be required to make additional increases to the assessment rates and levy additional special assessments on us. Higher assessments increase our noninterest expense.

Beginning in 2009, our assessment rates, which also included our assessment for participating in the FDIC's Transaction Account Guarantee Program, increased from 9.9 to 17.0 basis points. Additionally, on May 22, 2009, the FDIC announced a final rule imposing a special 5.00 basis points emergency assessment as of June 30, 2009, payable September 30, 2009, based on assets minus Tier I Capital at June 30, 2009, but the amount of the assessment was capped at 10.00 basis points of domestic deposits. Finally, on November 12, 2009, the FDIC adopted a new rule requiring insured institutions to prepay on December 30, 2009, estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. We prepaid an assessment of $2.8 million, which incorporated a uniform 3.00 basis point increase effective January 1, 2011. With implementation of DIP in April 2011, which became effective with payments due September 30, 2011, and the elimination of TAGP, the Banks saw a decrease in FDIC premiums resulting in a reduction of our accrued premiums assessed in 2009. Our assessment rate at the end of December 2011 was 14.0 and 14.55 basis points for Floridian and Orange Banks, respectively.

These current lower FDIC assessment rates have had a positive impact on our results of operations. Our FDIC insurance related cost was $603 thousand and $787 thousand for the years ended December 31, 2011 and December 31, 2010, respectively, compared to $951 thousand for the year ended December 31, 2009. We are unable to predict the impact in future periods, including whether an additional special assessments will occur.

Higher insurance premiums and assessments increase our costs and may limit our ability to pursue certain business opportunities. We also may be required to pay higher FDIC premiums than current levels, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

We are subject to extensive governmental regulation.

We are subject to extensive governmental regulation. The Company, as a bank holding company, is regulated primarily by the Federal Reserve. The Banks are commercial banks chartered by the State of Florida and regulated by the Federal Deposit Insurance Corporation, and the Florida Office of Financial Regulation. These federal and state bank regulators have the ability, should the situation require, to place significant regulatory and operational restrictions upon us. The Banks' activities are also regulated under consumer protection laws applicable to our lending, deposit and other activities. In addition, the Dodd-Frank Act imposes significant additional regulation on our operations.

Banking regulations are primarily intended to protect depositors, deposit insurance funds, and the banking system as a whole, and not shareholders and creditors. A sufficient claim against us under these laws could have a material adverse effect on our results. Please refer to the section entitled "Regulatory Considerations" in this Form 10-K.

Florida financial institutions, such as the Banks, face a higher risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Since September 11, 2001, banking regulators have intensified their focus on anti-money laundering and Bank Secrecy Act compliance requirements, particularly the anti-money laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control ("OFAC"). Since 2004, federal banking regulators and examiners have been extremely aggressive in their supervision and examination of financial institutions located in the State of Florida with respect to the institution's Bank Secrecy Act/Anti-Money Laundering compliance. Consequently, numerous formal enforcement actions have been issued against financial institutions.

In order to comply with regulations, guidelines and examination procedures in this area, the Banks have been required to adopt new policies and procedures and to install new systems. If the Banks' policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that we have already acquired or may acquire in the future are deficient, the Banks would be subject to liability, including fines and regulatory actions such as restrictions on their ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of their business plan, including their acquisition plans. In addition, because the Banks operate in Florida, we expect that the Banks will face a higher risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Risks Related to Market Events

Our loan portfolio is heavily concentrated in mortgage loans secured by properties in Central Florida which heightens our risk of loss than if we had a more geographically diversified portfolio.

Our interest-earning assets are heavily concentrated in mortgage loans secured by properties located in Central Florida. As of December 31, 2011, a significant portion of our loans secured by real estate are secured by commercial and residential properties, including properties under construction, located in Citrus, Flagler, Lake, Orange, Seminole, and Volusia Counties, Florida. The concentration of our loans in this region subjects us to risk that a downturn in the area economy, such as the one the area is currently experiencing, could result in a decrease in loan originations and an increase in delinquencies and foreclosures. As a result of this concentration, we may face greater risk than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in Central Florida, the occurrence of a natural disaster, such as a hurricane, could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties, and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer further losses due to the decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our operations.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

Due to the relatively close proximity of our geographic markets, we have both geographic concentrations as well as concentrations in the types of loans funded. Specifically, due to the nature of our markets, a significant portion of the portfolio has historically been secured with real estate. As of December 31, 2011, approximately 78% and 3% of our $311.8 million loan portfolio was secured by commercial real estate and residential real estate (including home equity loans), respectively.

The current downturn in the real estate market, the deterioration in the value of collateral, and the local and national economic recessions, have adversely affected our clients' ability to repay their loans. If these conditions persist, or get worse, our clients' ability to repay their loans will be further eroded. In the event we are required to foreclose on a property securing one of our mortgage loans or otherwise pursue our remedies in order to protect our investment, we may be unable to recover funds in an amount equal to our projected return on our investment or in an amount sufficient to prevent a loss to us due to prevailing economic conditions, real estate values and other factors associated with the ownership of real property. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans, and consequently, we would sustain loan losses.

As discussed above, in July 2011, the Boards of Directors of the Banks agreed to approve certain Bank Resolutions. In October 2011, the Board of Directors of the Company agreed to approve certain FRB Resolutions. The Bank Resolutions and the FRB Resolutions place significant restrictions on our operations, including minimum capital ratios for the Banks, restrictions on the payment of dividends, prohibitions on redeeming shares of stock, and restrictions on making payments that would cause capital to decrease. See "Item 1. Business - Regulatory Matter" for a further discussion of these important restrictions.

Future economic growth in our Florida market area is likely to be slower compared to previous years.

The State of Florida's population growth has historically exceeded national averages. Consequently, the state has experienced substantial growth in population, new business formation and public works spending. Due to the moderation of economic growth and migration into our market area and the downturn in the real estate market, management believes that growth in our market area will be restrained in the near term. The restrained growth limits the growth of existing businesses and reduces the formation of new businesses in our markets. These limits and reductions decrease lending opportunities and negatively affect our income. Commercial real estate valuations may also be negatively affected as business failures continue and new business formation remains weak.

The soundness of other financial institutions could adversely affect us.

Our ability to engage in routine funding and other transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial institutions are interrelated as a result of trading, clearing, counterparty, lending, or other relationships. As a result, defaults by, or even rumors or questions about, one or more financial institutions, or the financial services industry generally, have led to market-wide liquidity problems, losses of depositor, creditor or counterparty confidence, and could lead to losses or defaults by us or by other institutions. We could experience increases in deposits and assets as a result of other banks' difficulties or failures, which would increase the capital we need to support such growth.

The fair value of our investments could decline.

Our investment securities portfolio as of December 31, 2011 has been primarily designated as available-for-sale pursuant to U.S. GAAP relating to accounting for investments. Such principles require that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareholders' equity (net of tax) as accumulated other comprehensive income. At December 31, 2011, we maintained $73.1 million or 98.6% of our total securities as available for sale.

Shareholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. The fair value of our investment portfolio may decline, causing a corresponding decline in shareholders' equity.

Management believes that several factors will affect the fair values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation, and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). These and other factors may impact specific categories of the portfolio differently, and we cannot predict the effect these factors may have on any specific category.

Risks Related to an Investment in our Common Stock

There is no established trading market for our common stock and you may not be able to resell your shares.

The shares of our common stock are not currently traded on any securities exchange and do not have an established trading market. We currently have no plans to apply to list our common stock on any exchange and we do not expect our common stock to be quoted on an over-the-counter quotation system such as the Pink Sheets.

Our Articles of Incorporation, Bylaws, and certain laws and regulations may prevent or delay transactions you might favor, including our sale or merger.

We are registered with the Federal Reserve as a bank holding company under the BHCA. As a result, we are subject to supervisory regulation and examination by the Federal Reserve. The BHCA and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Provisions of our Articles of Incorporation, Bylaws, certain laws and regulations and various other factors may make it more difficult and expensive for companies or persons to acquire control of us without the consent of our Board of Directors. It is possible, however, that you would want a takeover attempt to succeed because, for example, a potential buyer could offer a premium over the then prevailing price of our common stock and could provide you with an opportunity to liquidate your investment.

For example, our Articles of Incorporation permit our Board of Directors to issue preferred stock without shareholder action. The ability to issue preferred stock could discourage a company from attempting to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. We are also subject to certain provisions of the Florida Business Corporation Act and our Articles of Incorporation that relate to business combinations with interested shareholders. Other provisions in our Articles of Incorporation or Bylaws that may discourage takeover attempts or make them more difficult include:

- Classified Board of Directors;
- Requirement that only directors may fill a Board vacancy;
- Requirement that a Special Meeting may be called only by a majority vote of our shareholders;
- Provisions regarding the timing and content of shareholder proposals and nominations;
- Absence of cumulative voting; and
- Inability for shareholders to take action by written consent.

We are subject to evolving and expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

As a publicly reporting company, we are subject to certain federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed our disclosure and internal controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

We have not paid cash dividends to our shareholders and currently have no plans to pay future cash dividends. Our ability to declare and pay dividends is subject to our regulators' approval.

We plan to retain earnings to finance future growth and have no current plans to pay cash dividends to shareholders. Because we have not paid cash dividends, holders of our securities will experience a gain on their investment in our securities only in the case of an appreciation of value of our securities. You should neither expect to receive dividend income from investing in our common stock nor an appreciation in value. Further, our ability to pay dividends is restricted subject to approval from our regulators pursuant to the FRB Resolutions and the Bank Resolutions. We may not receive such approvals. See the section entitled "Item 1. Business – Regulatory Matters" for a further discussion.

Your shares of common stock are not an insured deposit.

The shares of our common stock are not a bank deposit and are not insured or guaranteed by the FDIC or any other government agency. Your investment is subject to investment risk, and you must be capable of affording the loss of your entire investment.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

As of December 31, 2011, the Banks operated 10 full service banking centers in Central Florida. The following table sets forth each of our Banks' banking centers and date opened.

Office Name	Leased/Owned	Date Opened/Acquired
Orange Bank of Florida		
Clermont	Owned	November 2009
Crystal River	Owned	October 2005
Lake Mary	Owned	February 2008
Longwood	Land Leased/Bldg. Owned	April 2007
Orlando (Main Office)	Leased	June 2005
Winter Park	Leased	November 2007
Floridian Bank		
Daytona Beach (Main Office)	Owned	March 2007
Ormond	Leased	March 2006
Palm Coast	Leased	March 2007
Port Orange	Owned	June 2008

ITEM 3. LEGAL PROCEEDINGS.

We are periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any pending or threatened proceeding against us which, if determined adversely, would have a material adverse effect on our financial position, liquidity, or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Absence of a Public Market and Dividends

There is no public market for shares of our common stock nor do we expect a public market to develop for shares of our common stock in the future. Holders of our common stock may not be able to sell their shares or may be able to sell them only for less than fair market value.

We have never declared a cash dividend on our common stock, and we currently have no plans to declare or pay any dividends on the common stock in the foreseeable future. As a bank holding company, we have restrictions on our ability to pay dividends including the FRB Resolutions and the Bank Resolutions. Please see "Item 1. Business-Regulatory Considerations-Dividends", See "Item 1. Business – Regulatory Matter", "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital resources", and Note 16 to the Consolidated Financial Statements for a discussion of these additional restrictions. As of February 28, 2012, our common stock was held by approximately 791 shareholders of record.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents our summary consolidated financial data. We derived our balance sheet and income statement data for the years ended December 31, 2011, 2010, 2009, 2008, and 2007, from our audited financial statements. The summary consolidated financial data should be read in conjunction with, and are qualified in their entirety by, our financial statements and the accompanying notes and the other information included elsewhere in this Annual Report.

(Dollars in thousands, except per share data)	As of and for the years ended December 31,				
	2011	2010	2009	2008[(1)]	2007
Balance Sheet Data					
Total assets	$ 449,559	$ 461,631	$ 466,897	$ 388,145	$ 68,476
Total loans, net of unearned fees	311,654	317,565	336,724	288,791	52,813
Allowance for loan losses	6,566	8,010	9,038	6,051	725
Securities available for sale	73,136	42,658	81,707	43,916	5,059
Securities held to maturity	1,002	10,082	12,259	12,464	—
Intangible assets	1,201	1,893	2,085	1,855	—
Deposits	393,726	412,187	406,652	307,668	51,964
Noninterest bearing deposits	83,909	78,385	67,594	54,137	8,955
Shareholders' equity	39,777	40,103	50,483	60,714	16,412
Income Statement Data					
Interest income	$ 17,064	$ 19,721	$ 19,294	$ 13,982	$ 4,277
Interest expense	4,018	5,733	6,942	5,446	1,832
Net interest income	13,046	13,988	12,352	8,536	2,445
Provision for loan losses	1,882	9,583	8,523	3,868	245
Net interest income after provision for loan losses	11,164	4,405	3,829	4,668	2,200
Noninterest income	1,114	1,211	1,285	567	214
Noninterest expense	14,150	15,318	15,931	11,459	2,980
Income tax benefit (expense)	(255)	—	—	111	185
Net loss	$ (2,127)	$ (9,702)	$ (10,817)	$ (6,113)	$ (381)
Per Share Data					
Basic loss per share	$ (0.34)	$ (1.56)	$ (1.75)	$ (1.37)	$ (0.22)
Book value per common share	$ 6.44	$ 6.47	$ 8.15	$ 9.86	$ 9.36
Selected Operating Ratios					
Return on average assets	(0.46)%	(2.04)%	(2.35)%	(2.16)%	(0.59)%
Return on average shareholders' equity	(5.30)%	(19.88)%	(18.87)%	(13.46)%	(0.84)%
Net interest margin	3.08%	3.18%	2.94%	3.34%	4.19%
Selected Asset Quality Data					
Nonperforming loans/total loans	2.7%	5.3%	2.8%	2.1%	—%
Nonperforming assets/total assets	3.0%	4.5%	2.7%	1.7%	—%
Allowance for loan losses/total loans	2.1%	2.5%	2.7%	2.1%	1.4%
Allowance for loan losses/nonperforming loans	78.1%	46.9%	94.3%	103.1%	—%
Net charge-offs (recoveries)/average loans	1.07%	3.13%	1.73%	0.03%	—%
Capital Data for the Company					
Equity/assets	8.8%	8.7%	10.8%	15.6%	24%
Leverage ratio	8.1%	8.4%	10.0%	18.9%	24.3%
Tier 1 risk-based capital ratio	10.9%	11.0%	12.5%	17.7%	25.2%
Total risk-based capital ratio	12.1%	12.3%	13.8%	15.4%	26.3%
Capital Data for Floridian Bank					
Leverage ratio	9.0%	8.0%	8.2%	14.6%	24.3%
Tier 1 risk-based capital ratio	11.3%	10.5%	10.5%	13.4%	25.2%
Total risk-based capital ratio	12.5%	11.7%	11.7%	12.9%	26.3%
Capital Data for Orange Bank					
Leverage ratio	6.9%	7.3%	7.4%	7.6%	N/A
Tier 1 risk-based capital ratio	9.5%	9.5%	9.0%	8.5%	N/A
Total risk-based capital ratio	10.7%	10.7%	10.3%	9.8%	N/A

(1) Reflects the acquisition of Orange Bank effective March 31, 2008

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations during the periods included in the accompanying consolidated financial statements and should be read in conjunction with the Consolidated Financial Statements and related notes. The analysis is divided into subsections entitled "Business Overview," "Results of Operations," "Market Risk," "Financial Condition," "Liquidity," "Capital Resources," "Off-Balance Sheet Arrangements", and "Accounting Policies." The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition, and how our performance during 2011 compares with prior years. Throughout this section, Floridian Financial Group, Inc., and subsidiaries, collectively, are referred to as "Company," "we," "us," or "our."

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including this management's discussion and analysis section, contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words "may," "could," "should," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan," "target," "goal," and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in our forward-looking statements. Please see the Introductory Note and Item 1A, Risk Factors of this Annual Report, for discussion of factors that could cause our actual results to differ materially from those in the forward looking statements.

However, other factors besides those listed in our Item 1A. Risk Factors or discussed in this Annual Report also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

Business Overview

We are a multi-bank holding company headquartered in Lake Mary, Florida, a community situated between Orlando and Daytona Beach, Florida. We were incorporated on September 8, 2005 as the bank holding company of Floridian Bank, a Florida chartered commercial bank. We commenced operations, along with Floridian Bank, on March 20, 2006. From 2006 to 2008, we experienced periods of rapid growth. On March 31, 2008, we closed a merger transaction in which Orange Bank of Florida, a Florida chartered commercial bank, became our wholly-owned subsidiary. The transaction was treated as a merger of equals where each shareholder of Orange Bank received 1.04 shares of our common stock. At the time of the merger, Orange Bank had approximately $196 million in assets, including approximately $121 million in loans, and approximately $176 million in deposits. In 2009, we began a process of slowing our growth and preserving capital.

Both Floridian Bank and Orange Bank are full service commercial banks, providing a wide range of business and consumer financial services in our target marketplace, which is comprised primarily of Orange, Seminole, Citrus, Lake, Flagler, and Volusia Counties in Florida. Floridian Bank is headquartered in Daytona Beach, Florida, with a primary service area in Flagler and Volusia Counties. Orange Bank is headquartered in Orlando, Florida, with a primary service area in Orange, Seminole, Lake and Citrus Counties. Collectively, as of December 31, 2011, our Banks operated 10 banking offices.

The Banks offer commercial and retail banking services with an emphasis on commercial and commercial real estate lending, particularly to the medical services industry. As of December 31, 2011, we had total assets of $449.6 million, deposits of $393.7 million, and total gross loans of $311.8 million. In addition, as of December 31, 2011, we had $39.8

million in total shareholders' equity. At December 31, 2011, the Company's capital ratios surpassed all regulatory "minimum well capitalized measures":

	As of December 31, 2011
Total risk based capital	12.1%
Tier 1 capital	10.9%
Leverage capital	8.1%

Our lending operations are entirely within the State of Florida, which has been particularly hard hit in the current economic recession. Evidence of the economic downturn in Florida is particularly reflected in recent unemployment statistics and realization of real estate devaluation. According to data from the U.S. Department of Labor, the Florida unemployment rate (seasonally adjusted) at December 2011 was 9.9% which is above the national average of 8.5%. Although the unemployment rate decreased from 12.0% at the end of 2010 and 11.8% at the end of 2009, Florida continues to have one of the highest unemployment rates in the United States, which has adversely affected our market areas as evidenced by layoffs and business closings, as well as wealth reduction due to depressed markets.

Florida has also experienced a high volume of bankruptcy filings during recent years. According to the most recent data available from the U.S. Federal Courts, Florida had the second highest number of bankruptcy filings in the United States through the first three quarters of 2011. Only California experienced more bankruptcy filings. The majority of the filings in Florida were non-business bankruptcies.

Based on data from the U.S. Census Bureau, from 2006 through the end of 2010, median household income decreased by 3.1% in Florida. Additionally, real estate property valuations have also been depressed during the recent economic downturn as evidenced by our higher level of problem assets and credit-related costs. According to the Federal Housing Finance Agency, Florida has experienced negative trends in single-family home prices (as indicated by negative housing price indexes) in nearly every quarter since the beginning of 2007 through the end of 2011. High unemployment, high volumes of non-business bankruptcy filings, decreased median household income, and depressed real estate values all affect the value of our loan portfolio and the associated risks. An extended continuation of the recession in Florida would likely exacerbate the adverse effects of these difficult market conditions on our clients, which would likely have a negative impact on our financial results.

As discussed above, in July 2011, the Boards of Directors of the Banks agreed to approve certain board Bank Resolutions. In October 2011, the Board of Directors of the Company agreed to approve certain FRB Resolutions. The Bank Resolutions and the FRB Resolutions place significant restrictions on our operations, including minimum capital ratios for the Banks, restrictions on the payment of dividends, prohibitions on redeeming shares of stock, and restrictions on making payments that would cause capital to decrease. Please see the section entitled Item 1. Business-About Us-Regulatory Matter for a further discussion of these important restrictions.

Our principal executive offices are located at 175 Timacuan Boulevard, Lake Mary, Florida 32746. The telephone number at that office is (407) 321-3233.

Results of Operations

We incurred a consolidated net loss of $2.1 million in 2011 compared to a loss of $9.7 million in 2010 and a loss of $10.8 million in 2009. The primary reason for the improvement in the 2011 net loss versus the 2010 and 2009 net losses was a lower provision for loan losses which was a direct result of improved asset quality. Additionally, the streamlining of management and the divestiture of underperforming branch offices attributed to a decrease in noninterest expenses. Furthermore, the 2011 results included a $755,000 charge to recognize impairments to goodwill and deferred tax assets. Goodwill was written off in the fourth quarter. We have consistently recognized a valuation allowance equal to the value of the net deferred tax asset to reflect the unlikelihood of realizing the benefit of the asset.

In both 2011 and 2010, Floridian Bank's results were impacted by the Federal Reserve's rate reductions in combating a slumping economy as well as the addition of a fourth banking office in November 2009. Orange Bank's results were also directly impacted by the Federal Reserve's rate reductions. In December 2010, Orange Bank announced a restructuring plan which included selling one branch and closing two additional branches. We incurred a $1.0 million restructuring charge as a result of the plan. The closing of the branches resulted in a savings in noninterest expense of $1.2 million or 7.6%.

We recorded no tax benefit of operating losses in 2010 and in 2011 wrote-off the deferred tax assets previously recorded. The tax benefit, however, continues to be available should the company report net profits in future periods.

Net Interest Income.

Our profitability is dependent to a large extent on net interest income which is the difference between the interest received on earning assets such as loans and securities and the interest paid on interest-bearing liabilities principally deposits and borrowings. Our principal interest earning assets are loans, investment securities, and federal funds sold. Interest-bearing liabilities primarily consist of certificates of deposit, interest-bearing checking accounts ("NOW accounts"), savings deposits, and money market accounts. Funds attracted by these interest-bearing liabilities, as well as noninterest bearing deposits, are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

The significance of net interest income is largely enhanced as our size grows and the impact of market rates of interest as influenced by the Federal Reserve's monetary policy.

The following table reflects the components of net interest income, setting forth for the periods presented, (1) average assets, liabilities and shareholders' equity, (2) interest income earned on interest-earning assets and interest paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) our net interest spread (i.e., the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) our net interest margin (i.e., the net yield on interest earning assets).

Average Balances and Interest Rates

(Dollars in Thousands)	Year Ended								
	December 31, 2011			**December 31, 2010**			**December 31, 2009**		
	Balance	**Interest**	**Rate**	**Balance**	**Interest**	**Rate**	**Balance**	**Interest**	**Rate**
ASSETS									
Loans, net[1][2]	$ 311,339	$ 15,629	5.02%	$ 335,868	$ 17,509	5.21%	$ 319,845	$ 16,920	5.29%
Investment securities	55,292	1,287	2.33	70,417	2,129	3.02	75,532	2,276	3.01
Federal funds sold &excess balance	54,248	130	0.24	32,982	68	0.21	22,947	47	0.20
Deposits at interest with banks	2,520	18	0.71	1,093	15	1.37	1,429	51	3.57
Total earning assets	423,399	17,064	4.03%	440,360	19,721	4.48%	419,753	19,294	4.60%
Cash & due from bank	8,157			8,700			13,324		
Allowance for loan losses	(7,822)			(8,670)			(5,358)		
Other assets	40,429			35,375			33,256		
Total assets	$ 464,163			$ 475,765			$ 460,975		
LIABILITIES									
Savings, NOW & money market	$ 162,996	$ 1,163	0.71%	$ 176,131	$ 1,967	1.12%	$ 188,451	$ 3,003	1.59%
Time deposits	154,639	2,624	1.70	166,777	3,578	2.15	143,061	3,722	2.60
Total interest bearing deposits	317,635	3,787	1.19	342,908	5,545	1.62	331,512	6,725	2.03
Other borrowings	9,007	231	2.56	6,895	188	2.73	7,283	217	2.98
Total interest bearing liabilities	326,642	4,018	1.23%	349,803	5,733	1.64%	338,795	6,942	2.05%
Noninterest bearing deposits	94,932			75,206			62,849		
Other liabilities	2,475			1,963			2,019		
Total liabilities	424,049			426,972			403,663		
Total shareholders' equity	40,114			48,793			57,312		
Total liabilities and equity	$ 464,163			$ 475,765			$ 460,975		
Interest rate spread			2.80%			2.84%			2.55%
Net interest income		$ 13,046			$ 13,988			$ 12,352	
Net interest margin			3.08%			3.18%			2.94%

(1) Average balances include nonaccrual loans, and are net of unearned loan fees of $114, $205, and $279 in 2011, 2010, and 2009, respectively.

(2) Interest income includes fees on loans of $48, $49, and $57 in 2011, 2010, and 2009, respectively.

Net interest income decreased 6.7% to $13.0 million in 2011 from $14.0 million in 2010 principally due to lower earning asset volumes as well as lower rates on the respective earning assets, offset partially by increased noninterest bearing deposit balances and lower deposit rates.

Now that the Federal Reserve effectively established a zero interest rate policy since 2010 and expects to maintain the policy through 2014, going forward there will be less impact on net interest earnings due to interest rate reductions. Since 2009, the Banks have emphasized originating loans with interest rate floors between five and six percent. Further, the Banks aggressively reduced their costs of funds and lengthened deposit maturities at these lower rates. With these initiatives, it is anticipated that net interest earnings will improve in the short term, and should interest rates begin to rise, net interest income should increase modestly.

The following table sets forth certain information regarding changes in our interest income and interest expense for the year ended December 31, 2011, as compared to the year ended December 31, 2010, and during the year ended December 31, 2010 as compared to the year ended December 31, 2009. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in interest rate and changes in the volume. Changes in both volume and rate have been allocated based on the proportionate absolute changes in each category.

Rate Volume Analysis

(Dollars In Thousands)	2011 Changes From 2010			2010 Changes From 2009		
	Total	**Due To Average**		**Total**	**Due To Average**	
	Change	**Volume**	**Rate**	**Change**	**Volume**	**Rate**
Interest Earning Assets						
Loans, net	$ (1,880)	$ (1,279)	$ (601)	$ 589	$ 848	$ (259)
Investment securities	(842)	(457)	(385)	(147)	(154)	7
Federal funds sold & excess balance	62	44	18	21	21	—
Other	3	19	(16)	(36)	(12)	(24)
Total	(2,657)	(1,673)	(984)	427	703	(276)
Interest Bearing Liabilities						
Savings, NOW, money market accounts	(804)	(147)	(657)	(1,035)	(196)	(839)
Time deposits	(954)	(260)	(694)	(145)	617	(762)
Other borrowings	43	57	(14)	(29)	(12)	(17
Total	(1,715)	(350)	(1,365)	(1,209)	409	(1,618)
Changes In Net Interest Income	$ (942)	$ (1,323)	$ 381	$ 1,636	$ 294	$ 1,342

Provision for Loan Losses.

The allowance for loan losses is established through a provision for loan losses charged against net interest income. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance is an amount that management believes is adequate to absorb possible losses on existing loans that may become uncollectable, based on evaluations of the collectability of loans, industry historical loss experience, current economic conditions, portfolio mix, and other factors. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral as indicated by an appraisal report, if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Our policy for recognizing income on impaired loans is to accrue interest unless a loan is placed on nonaccrual status. Cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans unless the principal balance is current.

There are no residential mortgage loan concentrations in the loan portfolio. The majority of the charge-offs and impaired loans were experienced in the commercial real estate loan portfolio which represents 78% of gross loans. These type loans are all within our general market areas and are made on terms typically at 80% loan to value. These real estate collateral dependent loans require an updated appraisal at least annually using a Board of Directors approved appraisal firm. In the event of a collateral shortfall following an appraisal update, the borrower is contacted to provide additional collateral or reduce the outstanding loan balance. Subsequent to these actions, if there is concern that the loan may not be collectable as originally documented, a loan impairment evaluation is performed and specific reserves are provided to offset any shortfalls in collectability. At December 31, 2011, loans 30+ days past due in the commercial real estate portfolio totaled $7.2 million or 3.0% of total commercial real estate loans and 2.3% of total loans.

As a direct result of these factors and analyses the allowance for loan loss decreased $1.4 million in 2011 over 2010 and $1.0 million in 2010 versus 2009 resulting in an allowance of 2.11% and 2.52% of total loans at December 31, 2011 and December 31, 2010, respectively.

Noninterest Income.

Following is a schedule of noninterest income for the years ended December 31, 2011, 2010, and 2009:

	Year ended December 31,		
(Dollars in thousands)	2011	2010	2009
Service charges and fees on deposit accounts	$ 645	$ 445	$ 422
Cash surrender value – bank owned life insurance	330	408	479
Loan fee income	48	49	57
Other	230	292	121
Gain (loss) on sale of securities & other assets	(139)	17	206
Totals	$ 1,114	$ 1,211	$ 1,285

Noninterest income decreased $97 thousand, or 8.0%, in 2011 versus 2010. A loss on the sale of other assets of $139 thousand was recognized in 2011 compared to a gain from sales of securities of $17 thousand in 2010. Fee income increased due to increased demand deposit fees as a result of increased deposit balances in noninterest bearing deposit accounts. The cash surrender value on bank owned life insurance declined as investment returns on the cash surrender value were down from 2010.

Growth in future loan and deposit fees will depend on our ability to originate new loans and garner new deposit accounts. We expect increased government regulation will increase our costs and those costs may be passed through to our customers through new and/or increased fees.

On January 6, 2011, we announced FBC Mortgage, LLC ("FBC") had purchased our 49% equity interest in Floridian Financial Mortgage, LLC on December 31, 2010 for approximately $122 thousand. In 2011, FBC and the Banks entered into a marketing arrangement where FBC pays each Bank a monthly fee for marketing services. Both the investment and fees from the marketing arrangement in 2010 and 2011, respectively, were included in other noninterest income.

Noninterest Expense.

Following is a schedule of noninterest expense for years ended December 31, 2011, 2010, and 2009:

(Dollars in thousands)	Year ended December 31,		
	2011	2010	2009
Salaries and employee benefits	$ 6,351	$ 6,833	$ 7,498
Occupancy and equipment expense	2,621	3,368	3,173
Data processing	1,177	1,003	889
Professional fee	990	770	744
Other real estate expense	764	794	631
FDIC insurance	603	787	951
Credit and collections expenses	252	259	412
Telephone and communications	247	248	251
Core deposit intangible amortization	192	192	192
Goodwill impairment	500	—	—
Restructuring charge and operating loss	—	450	570
Other	453	614	620
Totals	$ 14,150	$ 15,318	$ 15,931

Total noninterest expense decreased $1.2 million or 7.8% from $15.3 million in 2010 to $14.1 million in 2011. In 2010, we recognized a $1.0 million restructuring charge related to two planned branch closings and one pending branch sale. In addition, a settlement related to customer fraud was reached and $570 thousand was recovered. The closings and sale enabled us to reduce salary and occupancy expenses by 11.8% to $9.0 million in 2011 from $10.2 million in 2010. Salary expense has decreased the last three years by approximately 8% and we would expect salary expense to again decrease in 2012 with the resignation of Orange Bank's president in June 2011 and the Company's CEO in September 2011. The majority of other expenses remained fairly stable. FDIC insurance decreased to $603 thousand from $787 thousand due to the discontinuance of TAGP and the implementation of Dodd-Frank.

Noninterest expense unrelated to OREO and collections are expected to moderate in future periods as we leverage our existing personnel and branch network to increase loans and deposits. We expect increased government regulation will increase our costs. Noninterest expense related to current and potential OREO and collections are dependent on the State of Florida's economy including, among other factors, lower unemployment, resumption of population growth, and new business formation.

Income Taxes.

We file consolidated tax returns. We have incurred operating losses since our inception in 2006 and have accumulated a net tax benefit over the past three years. We have recorded a valuation allowance to fully offset the deferred tax assets associated with the net operating loss carry forwards generated by our net losses. We recognized no income tax benefits for the years ended December 31, 2011 and 2010. See Note 10 of our Notes to Consolidated Financial Statements for further information on income taxes.

Inflation.

The impact of inflation on the banking industry differs significantly from that of other industries in which a large portion of total resources are invested in fixed assets such as property, plant and equipment.

Assets and liabilities of financial institutions are virtually all monetary in nature, and therefore are primarily impacted by interest rates rather than changing prices. While the general level of inflation underlies most interest rates, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy. Net interest income and the interest rate spread are good measures of our ability to react to changing interest rates and are discussed in further detail above.

Market Risk

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We are primarily exposed to interest rate risk inherent in our lending and deposit taking activities as a financial intermediary. To succeed in our capacity as a financial intermediary, we offer an extensive variety of financial products to meet the diverse needs of our customers. These products sometimes contribute to interest rate risk for us when product groups do not complement one another. For example, depositors may want short-term deposits while borrowers desire long-term loans. Changes in market interest rates may also result in changes in the fair value of our financial instruments, cash flows, and net interest income.

Interest rate risk is comprised of re-pricing risk, basis risk, yield curve risk, and options risk. Re-pricing risk arises from differences in the cash flow or re-pricing between asset and liability portfolios. Basis risk arises when asset and liability portfolios are related to different market rate indexes, which do not always change by the same amount. Yield curve risk arises when asset and liability portfolios are related to different maturities on a given yield curve; when the yield curve changes shape, the risk position is altered. Options risk arises from "embedded options" within asset and liability products as certain borrowers have the option to prepay their loans when rates fall while certain depositors can redeem their certificates of deposit early when rates rise.

We have established an Asset/Liability Committee (ALCO) for each Bank, which are responsible for each Bank's interest rate risk management. We have implemented a sophisticated asset/liability model at both Banks to measure their interest rate risk. Interest rate risk measures used by us include earnings simulation, economic value of equity (EVE) and gap analysis. We do not use derivative financial instruments for market risk management purposes.

Gap analysis and EVE are static measures that do not incorporate assumptions regarding future business or economic trends. Gap analysis, while a helpful diagnostic tool at a specified date, displays cash flows for only a single rate environment. EVE's long-term horizon helps identify changes in optionality and longer-term positions. However, EVE's liquidation perspective does not translate into the earnings-based measures that are the focus of managing and valuing a going concern. Net interest income simulations explicitly measure the exposure to earnings from changes in market rates of interest. Our current financial position is combined with assumptions regarding future business to calculate net interest income under various hypothetical rate scenarios. The Banks' ALCO reviews earnings simulations over the ensuing 36 months under various interest rate scenarios. Reviewing these various measures provides us with a reasonably comprehensive view of our interest rate risk profile.

The following static gap analysis compares the difference between the amount of interest earning assets (IEA) and interest bearing liabilities (IBL) subject to re-pricing over periods of time without any regard to such balances being renewed or rolled over. A ratio of more than one indicates a higher level of re-pricing assets over re-pricing liabilities for the time period. Conversely, a ratio of less than one indicates a higher level of re-pricing liabilities over re-pricing assets for the time period.

(Dollars in Thousands)	Gap Analysis Within 3 Months	4 To 6 Months	7 To 12 Months	Total 1 Year
Interest Earning Assets (IEA)				
Loans	$ 165,917	$ 9,019	$ 14,455	$ 189,391
Investment securities	6,755	2,343	2,604	11,702
Federal funds sold	3,550	—	—	3,550
Other	22,823	—	—	22,823
Total	199,045	11,362	17,059	227,466
Interest Bearing Liabilities (IBL)				
Savings, NOW, money market	149,945	—	—	149,945
Certificates of deposit	29,930	26,570	63,472	119,972
Other borrowings	12,255	—	1,700	13,955
Total	192,130	26,570	65,172	283,872
Period Gap	$ 6,915	$ (15,208)	$ (48,113)	$ (56,406)
Cumulative Gap	$ 6,915	$ (8,293)	$ (56,406)	
Cumulative Gap / Total Assets	1.54%	(1.84)%	(12.55)%	
IEA / IBL (Cumulative)	104%	96 %	80 %	

Financial Condition

Lending Activity.

The loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within our primary market area of Central Florida. The table below shows our loan portfolio composition for the years ended December 31, 2011, 2010, 2009, 2008, and 2007.

Loan Portfolio Composition

(Dollars in Thousands)	December 31, 2011	2010	2009	2008	2007
Commercial	$ 44,833	$ 45,202	$ 48,565	$ 50,962	$ 17,086
Commercial real estate	241,648	240,151	253,177	212,328	31,087
Residential mortgage	8,542	12,580	14,368	9,157	1,531
Consumer and home equity	16,745	19,837	20,893	16,586	3,155
Total loans	311,768	317,770	337,003	289,033	52,859
Less: Allowance for loan losses	6,566	8,010	9,038	6,051	725
Less: Net deferred fees	114	205	279	242	46
Loans, Net	$ 305,088	$ 309,555	$ 327,686	$ 282,740	$ 52,088

Total loans at December 31, 2011 decreased by $6.0 million, or 1.9%, to $311.8 million compared to December 31, 2010 as we charged off loans and realized loan payoffs and pay-downs in excess of new loan originations. We originated $29.1 million in new loans while experiencing $27.3 million in loan pay-downs and payoffs and the transfer of $7.8 million to OREO.

The Banks' primary lending concentration is in their respective immediate market areas. As a general policy they do not make out of market loans.

CRE loans made up the largest portion of our loans as of December 31, 2011 at 77.5%, compared to 75.6% at December 31, 2010. The majority of CRE loans are concentrated in rental properties, representing 47.2% of the portfolio.

Following is a summary of the maturity distribution of certain loan categories based on remaining scheduled repayments of principal as of December 31, 2011:

Loan Maturities and Sensitivities to Changes in Interest Rates*

	Maturity and/or Re-pricing Period			
(Dollars in Thousands)	Within 1 Year	1 – 5 Years	Over 5 Years	Total
Commercial	$ 37,266	$ 7,559	$ —	$ 44,825
Commercial real estate	133,775	85,036	14,848	233,659
Residential mortgages	2,531	4,456	1,554	8,541
Consumer and home equity	15,819	622	—	16,441
Total	$ 189,391	$ 97,673	$ 16,402	$303,466
Fixed/variable pricing of loans with maturities due after one year				
Loans at fixed interest rates		$ 77,086	$ 11,748	
Loans at floating or adjustable interest rates		20,587	4,654	
Total		$ 97,673	$ 16,402	

* Excludes nonaccrual loans, deferred fees, overdrafts and purchase accounting adjustments.

Nonperforming Assets.

Nonperforming assets decreased $7.4 million, or 35.4%, from year-end 2010. We had $971 thousand of nonperforming restructured loans at December 31, 2011 compared to $1.4 million in the prior year end. Nonperforming loans decreased $8.7 million primarily due to a transfer of $7.8 million to OREO. OREO increased, however, by only $1.3 million due to the sale of several properties in 2011.

Nonperforming assets include nonaccrual loans, loans 90 days or greater delinquent, nonperforming restructured loans, other real estate owned, and repossessed personal property. Nonaccrual loans represent loans on which interest accruals have been discontinued. Nonperforming restructured loans are loans in which the borrower has been granted a concession on the interest rate or the original repayment terms due to financial distress and the borrower has not made six consecutive payments in accordance with the modified repayment terms. Other real estate owned is comprised principally of real estate properties obtained in partial or total loan satisfactions and is included in other assets at the lower of its cost or estimated fair value less selling costs.

We discontinue interest accruals when principal or interest is due and has remained unpaid for 90 to 180 days depending on the loan type, unless the loan is both well secured and in the process of collection. When a loan is placed on nonaccrual status, all unpaid interest and fees are reversed. Nonaccrual loans may not be restored to accrual status until all delinquent principal and interest have been paid.

We classify loans consistent with federal banking regulations using a nine category grading system. The following table presents information regarding potential problem loans, consisting of loans graded special mention, substandard, doubtful, and loss, but still performing:

(Dollars in Thousands)	Number of Loans	Loan Balance	Percent of Total Loans
Commercial	3	205	0.1%
Commercial real estate			
Construction and land	11	4,776	1.5
Non-owner occupied	6	8,391	2.7
Owner occupied	12	13,246	4.3
Residential mortgages	—	—	—
Home equity	2	71	NM
Consumer	—	—	—
Total	34	26,689	8.6%

Nonperforming loans are closely monitored on an ongoing basis as part of our loan review and work-out process. The potential risk of loss on these loans is evaluated by comparing the loan balance to the fair value of any underlying collateral or the present value of projected future cash flows. Losses are recognized where appropriate.

	Nonperforming Assets at December 31,				
(Dollars in Thousands)	2011	2010	2009	2008	2007
Nonaccrual	$ 6,964	$ 15,602	$ 3,105	$ 5,999	$ —
Nonperforming restructured loans	971	1,423	6,476	—	—
Past Due 90 or more days and still accruing	471	63	—	—	—
Total nonperforming loans	8,406	17,088	9,581	5,999	—
Other real estate owned	5,129	3,864	3,023	712	—
Repossessed personal property	—	—	125	—	—
Total nonperforming assets	$ 13,535	$ 20,952	$ 12,729	$ 6,711	$ —
Nonperforming loans as a percentage of total loans	2.7%	5.3%	2.8%	2.1%	—%
Nonperforming assets as a percentage of total assets	3.0%	4.5%	2.7%	1.7%	—%

In the year ended December 31, 2011, interest income not recognized on nonperforming loans (but would have been recognized if the loans were current) was approximately $453 thousand. Interest income recognized on nonperforming loans totaled $10 thousand in 2011. Nonperforming loans as a percentage of total loans decreased to 2.7% for the year ended December 31, 2011 from 5.3% for the year ended December 31, 2010. The decrease was primarily due to a 55.4% or $8.6 million decrease in nonaccrual loans. The decrease in nonaccrual loans resulted from $7.8 million in loans transferred to OREO and $800 thousand in pay downs.

As of December 31, 2011 the Company had $5.1 million in OREO, a 32.7% or $1.3 million increase from December 31, 2010. The increase resulted from the Company taking back collateral in lieu of or as part of foreclosure. During the year the Company sold approximately 38% of its OREO, resulting in a net loss recognized for the year of $123 thousand. At December 31, 2011 the Company had total nonperforming assets of $13.5 million, a $7.4 million or 35.4% decrease from December 31, 2010. Nonperforming assets as a percentage of total assets decreased to 3.0% at December 31, 2011 from 4.5% at December 31, 2010. As of December 31, 2011, the Company believes all loans have been classified appropriately and potential problems identified.

Allowance and Provision for Loan Losses.

The allowance for loan losses represents management's estimate of probable loan losses inherent in the loan portfolio at a specific point in time. This estimate includes losses associated with specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Additions are made to the allowance through periodic provisions charged to income. Reductions to the allowance occur as loans are charged off. During 2011, we had net charge-offs of approximately $3.3 million representing 2.5% of year-to-date average loans. Further, as disclosed in Note 4 of the Consolidated Financial Statements, management added approximately $1.9 million to the allowance for loan losses through the loan loss provision bringing the total allowance to approximately $6.6 million or 2.1% of total loans outstanding at December 31, 2011. Management evaluates the adequacy of the allowance at least quarterly, and in doing so relies on various factors including, but not limited to, assessment of potential loss, delinquency and nonaccrual trends, portfolio growth, underlying collateral coverage and current economic conditions. This evaluation is subjective and requires material estimates that may change over time.

There are no residential mortgage loan concentrations in the loan portfolio. The majority of the charge-offs and impaired loans were in the commercial real estate loan portfolio which represents 78% of gross loans. Commercial real estate type loans are all within our general market areas and are made on terms typically at 80% loan to value. Commercial real estate collateral dependent loans require an updated appraisal at least annually using a Board of Directors approved appraisal firm. In the event of a collateral shortfall following an appraisal update, the borrower is contacted to provide additional collateral or reduce the outstanding loan balance. Subsequent to these actions, if there is concern that the loan may not be collectable as originally documented, an impairment evaluation is performed and specific reserves are provided to offset any shortfalls in collectability. At December 31, 2011, loans 30 to 89 days past due in the commercial real estate portfolio totaled $399 thousand or 0.1% of total loans.

The components of the allowance for loan losses represent estimates based upon generally accepted accounting principles regarding accounting for contingencies and accounting by creditors for impairment of a loan. We apply this guidance to commercial loans that are considered impaired.

A loan is considered to be impaired when, based upon current information and events, it is probable that the loan will not be repaid according to its contractual terms, including both principal and interest. Management performs individual assessments of impaired loans, which includes TDRs, to determine the existence of loss exposure and, where applicable, the extent of loss exposure based upon the present value of expected future cash flows available to pay the loan, or based upon the estimated realizable collateral where a loan is collateral dependent.

The following is a summary of information pertaining to impaired loans:

	December 31,	
(Dollars in Thousands)	2011	2010
Impaired loans without a valuation allowance	$ 15,269	$ 23,929
Impaired loans with a valuation allowance	8,376	10,887
Total impaired loans	$ 23,645	$ 34,816
Valuation allowance related to impaired loans	$ 255	$ 1,185

The activity in our loan loss allowance was as follows:

(Dollars in Thousands)	Year Ended December 31, 2011	2010	2009	2008	2007
Balance at beginning of period	$ 8,010	$ 9,038	$ 6,051	$ 725	$ 480
Additions due to acquisitions	—	—	—	1,515	—
Loan charge-offs:					
Commercial	320	1,152	1,394	57	—
Commercial real estate	2,656	7,663	3,624	—	—
Residential mortgage	391	2,100	—	—	—
Consumer and home equity	242	289	566	—	—
Total Charge-offs	3,609	11,204	5,584	57	-
Recoveries:					
Commercial	107	118	48	—	—
Commercial real estate	172	404	—	—	—
Residential mortgage	—	67	—	—	—
Consumer and home equity	4	4	—	—	—
Total recoveries	283	593	48	—	—
Net charge-offs	3,326	10,611	5,536	57	—
Provision for loan losses	1,882	9,583	8,523	3,868	245
Balance at end of period	$ 6,566	$ 8,010	$ 9,038	$ 6,051	$ 725
Allowance / Total Loans	2.11%	2.52%	2.68%	2.10%	1.37%
Net Charge-Offs / Average Loans	1.07%	3.13%	1.73%	0.03	—
Allowance/Nonperforming Loans	78.1%	46.9%	94.3%	100.9	—

The following table reflects the allowance allocation per loan category and percent of loans in each category to total loans for the periods indicated:

(Dollars in Thousands)	2011		2010		2009		2008	
Commercial	$ 743	14.4%	$ 1,281	14.2%	$ 1,824	14.4%	$ 683	11.3%
Commercial real estate	5,151	77.5%	5,475	75.6%	5,614	75.1%	4,577	75.6%
Residential mortgage	135	2.7%	460	4.0%	244	4.3%	366	6.1%
Consumer and home equity	303	5.4%	729	6.2%	865	6.2%	207	3.4%
Unallocated	234	—	65	—	491	—	218	3.6%
Total	$ 6,566	100%	$ 8,010	100.0%	$ 9,038	100.0%	$ 6,051	100.0%

Investment Activity.

Investment activities serve to enhance the overall yield on interest earning assets while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to retain until maturity are categorized as securities held to maturity and carried at amortized cost. All other securities are categorized as securities available for sale and are recorded at fair value. Securities, like loans, are subject to similar interest rate and credit risk. In addition, by their nature, securities classified as available for sale are also subject to market value risks that could negatively affect the level of liquidity available to us, as well as shareholders' equity. A change in the value of securities held to maturity could also negatively affect the level of shareholders' equity if there was a decline in the underlying creditworthiness of the issuers and an other-than-temporary impairment is deemed or a change in our intent and ability to hold the securities to maturity.

As of December 31, 2011, securities totaling $73.1 million and $1.0 million were classified as available for sale and held to maturity, respectively. During 2011, securities available for sale increased by approximately $30.5 million and securities held to maturity declined by $9.1 million from December 31, 2010. In 2011, we decreased our cash and cash equivalents by $29.0 million, due to the Federal Open Market Committee's extremely accommodative position regarding monetary policy.

The following table sets forth the carrying amount of our investments portfolio:

(Dollars in Thousands)	December 31, 2011	2010	2009
Carrying value of investment in:			
U.S. government and federal agencies:			
Held to maturity at amortized cost	$ 1,002	$ 10,082	$ 12,259
Available for sale at fair value	13,690	29,224	81,707
States & political subdivisions – available for sale	1,795	1,658	—
U.S. Agency REMIC	39,038	11,776	—
Residential mortgage-backed securities – available for sale	18,613	—	—
Total	$ 74,138	$ 52,740	$ 93,966

The following table sets forth the carrying amount of debt securities by contractual maturity at December 31, 2011:

(Dollars in Thousands)	Within 1 year	After 1 year through 5 years	After 5 years Through 10 years	Over 10 years	Total
Available for Sale, at fair value					
U.S. Government and federal agencies	$ —	$ 3,090	$ 5,19	$ 5,40	$ 13,69
States & political subdivisions	—	752	1,04	—	1,79
U.S. Agency REMIC	—	—	4,91	34,12	39,03
Residential mortgage-backed	—	—	12,13	6,47	18,61
Total	$ —	$ 3,842	$ 23,29	$ 46,00	$ 73,13
Securities Held to Maturity, at cost					
U.S. Government and federal agencies	$ —	$ —	$ —	$ 1,00	$ 1,00
Total	$ —	$ —	$ —	$ 1,00	$ 1,00

Securities of a single issuer which had book values in excess of 10% of our shareholders' equity at December 31, 2011 included mortgage-backed securities issued by the Federal National Mortgage Association ("FNMA"), Government National Mortgage Association ("GNMA"), Federal Home Loan Mortgage Corporation ("FHLMC"), Federal Home Loan Bank ("FHLB"), and Federal Farm Credit Banks ("FFCB").

The mortgage-backed securities issued by FNMA had an aggregate book value of and market value of $34.8 million and $34.9 million, respectively, the mortgage-backed securities issued by GNMA had an aggregate book value of and market value of $14.1 million and $14.4 million, respectively, the mortgage-backed securities issued by FHLMC had an aggregate book value of and market of $17.8 million and $17.6 million, respectively, the FHLB bonds had an aggregate book and market value of $5.4 million, and the Alabama bonds had an aggregate book value and market value of $ 1.7 million and $ 1.8 million, respectively, at December 31, 2011.

Deposits and Other Borrowings.

Our primary source of funds is deposits. Those deposits are provided by businesses, municipalities, and individuals located within the markets served by our Banks.

Total deposits decreased $18.5 million to $393.7 million at December 31, 2011, compared to December 31, 2010. In 2011, our demand deposit accounts grew $5.5 million or 7.0% as we garnered new deposit accounts and existing depositors increased balances. NOW accounts and money market accounts decreased $31.7 million, or 17.5% due to nominal interest rates paid on these accounts. Liquidity from our investment portfolio coupled with declining loan balances reduced our need to retain and attract customers seeking high yielding deposits. In the last six months of 2011, we opted not to retain or pursue deposit customers solely interested in higher yielding time deposits. As a result, our time deposits excluding brokered deposits declined $15.6 million, or 11.6%.

Other borrowings, made up of customer retail repurchase agreements ("repurchase agreements") and loan payable, increased by $7.2 million at December 31, 2011 compared to December 31, 2010 due to a $5.5 million increase in repurchase agreements and the purchase of the Clermont branch.

The distribution by type of our average deposit accounts for December 31, 2011, 2010, and 2009 was as follows:

	December 31,					
	2011		2010		2009	
(Dollars in Thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest bearing accounts	$ 94,932	—	$ 75,206	—	$ 62,849	—
Interest bearing accounts						
Savings, NOW, and money market accounts	162,996	0.71%	176,131	1.12%	188,451	1.59%
Time deposits	154,639	1.70%	166,777	2.15%	143,061	2.60%
Total interest bearing deposits	317,635	1.19%	342,908	1.62%	331,512	2.03%
Average total deposits	$ 412,567	0.96%	$ 418,114	1.35%	$ 394,361	1.70%
Brokered deposits included in total deposits	$ 42,335		$ 41,796		$ 36,257	
Brokered deposits as a percentage of total deposits	10.3%		10.0%		8.9%	

As of December 31, 2011, certificates of deposit of $100,000 or more mature as follows:

(Dollars in Thousands)	Amount	Weighted Average Rate
Up to 3 months	$ 9,563	1.64%
3 to 6 months	13,078	1.97%
6 to 12 months	27,876	1.55%
Over 12 months	22,265	1.78%
	$ 72,782	1.56%

Maturity terms, service fees and withdrawal penalties are established by us on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Liquidity

Our goal in liquidity management is to satisfy the cash flow requirements of depositors and borrowers as well as our operating cash needs with cost-effective funding. Our Board of Directors has established an Asset/Liability Policy in order to achieve and maintain earnings performance consistent with long-term goals while maintaining acceptable levels of interest rate risk, a "well-capitalized" balance sheet, and adequate levels of liquidity. This policy designates each Bank's ALCO as the body responsible for meeting these objectives. The ALCO, which includes members of executive management, reviews liquidity on a periodic basis and approves significant changes in strategies that affect balance sheet or cash flow positions.

The primary source of liquidity is deposits provided by commercial and retail customers. The Banks attract these deposits by offering an array of products designed to match customer needs and priced in the middle of our competitors. Deposits can be very price sensitive; therefore, we believe that fluctuating deposit offering rates to the top of the market would generate a larger inflow of funds. In addition to local market deposits, the Banks have access to national brokered certificates of deposit markets as well as deposit subscription services. The Banks use these alternative sources of deposits to supplement deposits particularly when the rates are lower than the local market. These sources of deposit are limited by our policies to 25% of assets. Further, access to these brokered deposits is limited by regulation to banks that meet or exceed "well capitalized" definitions. In the event that the Company would fall below "well capitalized" levels, regulators will not permit any additional brokered deposits and would impose deposit rate restrictions not to exceed a published national rates.

Overall deposit levels are monitored on a constant basis as are liquidity policy levels, which must be maintained at a minimum of 14% of total deposits. Sources of these liquidity levels include cash and due from banks, short-term investments such as federal funds sold, and our investment portfolio, which can also be used as collateral for short-term borrowings. Alternative sources of funds include unsecured federal funds lines of credit through correspondent banks. The Banks have established contingency plans in the event of extraordinary fluctuations in cash resources.

Operating Activities.

Cash flows from continuing operating activities primarily include net income (loss), adjusted for items in net income that did not impact cash. Net cash provided by continuing operating activities decreased by $2.8 million to $896 thousand for the year ended December 31, 2011, from $3.7 million provided by continuing operating activities for the year ended December 31, 2010. The decrease was primarily due to net accretion of securities decreasing from $107 thousand for the year ended December 31, 2010 to a negative $1.9 million for the year ended December 31, 2011.

Investing Activities.

Cash used in continuing investing activities reflects the impact of loans and investments acquired for our interest-earning asset portfolios, as well as cash flows from asset sales. For the year ended December 31, 2011, we had net cash flows used by continuing investing activities of $18.5 million, compared to $45.4 million provided by investing activities for the year ended December 31, 2010. The change in cash flows from continuing investing activities was primarily due to the purchase and call of securities.

Financing Activities.

Cash flows from continuing financing activities include transactions and events whereby cash is obtained from depositors, creditors or investors. For the year ended December 31, 2011, we had net cash flows used in continuing financing activities of $11.4 million, compared to net cash provided of $4.5 million for the year ended December 31, 2010. The change in cash flows from continuing financing activities was due to a net decrease in deposits of $18.5 million compared to a net increase in deposits of $5.5 million for the year ended December 31, 2010. The purchase of our Clermont branch in January 2011 and an increase in customer repurchase agreements resulted in a $7.2 million net increase in borrowings compared to a net decrease of $1.0 million for the year ended December 31, 2010.

Capital Resources

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, changing competitive conditions and economic forces. We seek to maintain a strong capital base to provide stability to current operations and to promote public confidence. As of December 31, 2011, the Banks exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as "well capitalized" and are unaware of any material violation or alleged violation of these regulations, policies or directives; however, the poor loan portfolio performance and the related impact on earnings have deteriorated our capital position. Our intent is to strengthen our capital position, and both management and the Board of Directors have had exploratory discussions to determine the availability and cost of additional capital. As of December 31, 2011, Orange Bank's Tier 1 leverage and total capital to risk weighted assets ratio did not meet the ratio to be met by March 19, 2012 as required by the Bank Resolutions. Based on these discussions and the need to comply with the Bank Resolutions, the Company will likely need to pursue another capital offering within the next 12 months.

Key to our efforts to maintain existing capital adequacy is the need for the Banks to become profitable by focusing on increasing core earnings and decreasing the levels of adversely classified and nonperforming assets. Management is continuing to pursue a number of strategic alternatives to improve the core earnings of the Banks and to reduce the level of classified assets such as consolidating the Banks' charter and redefining our credit organization. Current market conditions for banking institutions, the overall uncertainty in financial markets and the Banks' high level of nonperforming assets are impediments to the success of these strategies. If current adverse market factors continue for a prolonged period of time, new adverse market factors emerge, and/or the Banks are unable to successfully execute plans in a sufficient and timely manner, it could have a material adverse effect on the Banks' business, results of operations and financial position, as well as result in further supervisory actions from our regulators.

We offer a stock purchase plan to our employees and directors to purchase shares of our common stock at fair market value. In 2011, employees purchased 911 shares valued at $5.50 per share, which were issued in March 2012. In 2010, employees purchased 1,319 shares valued at $10.00 per share, which were issued in March 2011.

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We have not paid any dividends to our holders of common stock in the past and we currently do not intend to pay dividends on our common stock in the near future. In the event that we decide to pay dividends, there are a number of restrictions on our ability to do so.

For a foreseeable period of time, our principal source of cash revenues will be dividends paid by the Banks to us with respect to their common stock. There are certain restrictions on the payment of these dividends imposed by federal banking laws, regulations and authorities. See the sections of this Annual Report captioned "Item 1. Business - Regulatory Considerations – The Banks – Dividends".

As described in Note 16 to our consolidated financial statements, we have adopted certain board resolutions in consultation with our regulators. Pursuant to these resolutions, we have agreed to preserve capital by agreeing to place restrictions on our ability to declare and pay dividends, issue debt, repurchase shares of stock, or make other distributions. See Note 16 for further discussion.

Off-Balance Sheet Arrangements

We do not currently engage in the use of derivative instruments to hedge interest rate risks. However, we are a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our customers.

At December 31, 2011, we had approximately $59.0 million in commitments to extend credit and $3.0 million in standby letters of credit. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. We use the same credit policies in establishing commitments and issuing letters of credit as we do for on-balance sheet instruments.

If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact our ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, available deposit sources from brokered and bulletin board services, investment security maturities and our revolving credit facility provide a sufficient source of funds to meet these commitments.

Accounting Policies

Critical Accounting Policies.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes a loan balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and, accordingly, they are not separately identified for impairment disclosures.

Income Taxes

The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation reserves are established against certain deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. Increases or decreases in the valuation reserve are charged or credited to the income tax provision.

The Company recognizes a benefit from its tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The periods subject to examination for the Company's federal returns are the tax years subsequent to 2009. The periods subject to examination for the Company's significant state return, which is Florida, are the tax years subsequent to 2008. The Company believes that its income tax filing positions and deductions will be sustained upon examination and does not anticipate any adjustments that will result in a material change in its financial statements. As a result, no reserve for uncertain income tax positions has been recorded.

The Company's policy for recording interest and penalties related to uncertain tax positions is to record such items as part of its provision for federal and state income taxes.

Recent Accounting Pronouncements.

The Financial Accounting Standards Board, the SEC, and other regulatory bodies have enacted new accounting pronouncements and standards that either has impacted our results in prior years presented, or will likely impact our results in 2012. Please refer to Note 1 in the Notes to our Consolidated Financial Statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this item is provided in the Market risk section of Management's Discussion and Analysis of Financial Condition and results of Operations, which is included in Item 7 of this report.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

McGladrey & Pullen, LLP

McGladrey

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Floridian Financial Group, Inc

We have audited the accompanying consolidated balance sheets of Floridian Financial Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Floridian Financial Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

McGladrey & Pullen, LLP

Jacksonville, Florida
March 28, 2012

Floridian Financial Group, Inc. and Subsidiaries

Consolidated Balance Sheets
December 31, 2011 and 2010
(Dollars in thousands, except for per share amounts)

Assets	2011	2010
Cash and due from banks	$ 8,930	$ 9,399
Federal funds sold	3,550	2,975
Interest bearing deposits	20,367	49,498
Total cash and cash equivalents	32,847	61,872
Securities available for sale	73,136	42,658
Securities held to maturity (Fair value of $1,013 and $10,281 at December 31, 2011 and 2010, respectively)	1,002	10,082
Other investments	100	100
Loans, net of allowance for loan losses of $6,566 and $8,010 at December 31, 2011 and 2010, respectively	305,088	309,555
Property and equipment, net	14,670	14,283
Intangible assets	1,201	1,893
Deferred income taxes	—	187
Other real estate owned	5,129	3,864
Other assets	16,386	17,137
Total assets	$ 449,559	$ 461,631
Liabilities and shareholders' equity		
Liabilities		
Deposits:		
Noninterest-bearing demand	$ 83,909	$ 78,385
Savings, NOW and money market	149,945	181,657
Time deposits under $100	87,090	90,749
Time deposits of $100 or more	72,782	61,396
Total deposits	393,726	412,187
Other borrowings	13,955	6,762
Other liabilities	2,101	2,579
Total liabilities	409,782	421,528
Shareholders' equity		
Preferred stock, $5 par value, 1,000,000 shares authorized; none outstanding	—	—
Common stock, $5 par value, 100,000,000 shares authorized; 6,179,240 and 6,199,849 shares issued and outstanding in 2011 and 2010, respectively	30,896	30,999
Additional paid-in capital	38,397	38,148
Retained deficit	(29,966)	(27,839)
Accumulated other comprehensive income (loss)	450	(1,205)
Total shareholders' equity	39,777	40,103
Total liabilities and shareholders' equity	$ 449,559	$ 461,631

See Notes to Consolidated Financial Statements

Floridian Financial Group, Inc. and Subsidiaries

Consolidated Statements of Operations
Years Ended December 31, 2011 and 2010
(Dollars in thousands, except for per share amounts)

	2011	2010
Interest income:		
Interest and fees on loans	$ 15,629	$ 17,509
Interest on securities	1,287	2,129
Interest on federal funds sold	130	68
Other interest	18	15
Total interest income	17,064	19,721
Interest expense:		
Interest on deposits	3,787	5,545
Other interest	231	188
Total interest expense	4,018	5,733
Net interest income	13,046	13,988
Provision for loan losses	1,882	9,583
Net interest income after provision for loan losses	11,164	4,405
Noninterest income:		
Other noninterest income	1,114	1,194
Gain on sale of securities	—	17
Total noninterest income	1,114	1,211
Noninterest expense:		
Salaries and employee benefits	6,351	6,833
Occupancy and equipment expense	2,621	3,368
Data processing	1,177	1,003
Professional fees	990	770
Other real estate expense	764	794
FDIC insurance	603	787
Credit and collections expenses	252	259
Telephone and communications	247	248
Core deposit intangible amortization	192	192
Goodwill impairment	500	—
Restructuring charge and operating loss	—	450
Other	453	614
Total noninterest expense	14,150	15,318
Loss before income taxes	(1,872)	(9,702)
Income tax expense	255	—
Net loss	$ (2,127)	$ (9,702)
Basic net loss per share	$ (0.34)	$ (1.56)
Diluted net loss per share	$ (0.34)	$ (1.56)

See Notes to Consolidated Financial Statements.

Floridian Financial Group, Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2011 and 2010
(Dollars in thousands, except for per share amounts)

	Common Stock Par Value	Additional Paid-in Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at December 31, 2009	$ 30,969	$ 37,793	$ (18,133)	$ (146)	$ 50,483
Comprehensive income (loss):					
Net loss	—	—	(9,702)	—	(9,702)
Change in unrealized gain on securities available for sale, net of income tax	—	—	—	(1,076)	
Less reclassification adjustment for gains included in net income, net of taxes of $0				17	
Net unrealized loss				(1,059)	(1,059)
Total comprehensive income					(10,761)
Sale of 3,965 shares of common stock to employee benefit plan, 4,727 shares for employee stock purchase plan	44	46	—	—	90
Issuance of 2,300 shares of common stock in lieu of director fees	12	17	—	—	30
Share-based compensation	—	316	—	—	315
Stock share adjustment	4	—	(4)	—	—
Retirement of 6,000 shares of common stock	(30)	(24)	—	—	(54)
Balance at December 31, 2010	$ 30,999	$ 38,148	$ (27,839)	$ (1,205)	$ 40,103
Comprehensive income (loss):					
Net loss	**—**	**—**	**(2,127)**	**—**	**(2,127)**
Change in unrealized loss on securities available for sale, net of income tax	**—**	**—**	**—**	**1,655**	
Net unrealized gain/(loss)				**1,655**	**1,655**
Total comprehensive income/(loss)					**(472)**
Retirement of 6,314 shares of common stock from employee benefit plan and sale of 1,425 shares for employee stock purchase plan	**(24)**	**5**	**—**	**—**	**(19)**
Issuance of 3,280 shares of common stock issued in lieu of director fees	**16**	**14**	**—**	**—**	**30**
Share-based compensation	**—**	**239**	**—**	**—**	**239**
Retirement of 19,000 shares of common stock	**(95)**	**(9)**	**—**	**—**	**(104)**
Balance at December 31, 2011	**$ 30,896**	**$ 38,397**	**$ (29,966)**	**$ 450**	**$ 39,777**

See Notes to Consolidated Financial Statements.

Floridian Financial Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows
Years Ended December 31, 2011 and 2010
(Dollars in thousands)

	2011	2010
Cash Flows From Operating Activities		
Net loss	$ (2,127)	$ (9,702)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Provision for loan losses	1,882	9,583
Impairment of other real estate owned, net	843	436
Depreciation expense	976	1,072
Amortization expense	192	192
Goodwill impairment	500	—
Net accretion of securities	(1,903)	107
Share-based compensation and director fees	269	345
Realized gain on sales of available-for-sale securities, net	—	(17)
Net gain on the sale of other real estate owned	123	—
Net gain (loss) on the disposal of premises and equipment	(7)	9
Increase in cash surrender value	(331)	(408)
Decrease in deferred tax asset	187	—
Decrease in accrued interest receivable	142	395
Decrease in accrued interest payable	(27)	(90)
Other, net	177	1,739
Net cash provided by operating activities	896	3,661
Cash Flows From Investing Activities		
Purchase of securities available for sale	(50,475)	(99,811)
Payments, maturities and calls of securities available for sale	23,635	137,906
Payments, maturities and calls of securities held to maturity	9,000	2,000
Net decrease (increase) in loans	(4,849)	3,645
Purchases of property and equipment, net	(2,544)	(114)
Net increase in other investments	—	(180)
Proceeds from the sale of Floridian Financial Mortgage	—	122
Proceeds from sale of premises	966	—
Proceeds from sale of furniture and fixtures	215	—
Proceeds from sale of other real estate owned	5,522	1,822
Net cash provided by (used in) investing activities	(18,530)	45,390
Cash Flows From Financing Activities		
Net increase (decrease) in deposits	(18,461)	5,535
Net increase (decrease) in borrowings	7,193	(1,043)
Proceeds from sale of stock	38	90
Retirement of shares	(161)	(54)
Net cash provided by (used in) financing activities	(11,391)	4,528
Net increase (decrease) in cash and cash equivalents	(29,025)	53,579
Cash and cash equivalents		
Beginning of year	61,872	8,293
Ending of year	$ 32,847	$ 61,872

Supplemental Disclosures of Cash Flow Information and noncash transactions		
Interest paid	$ 4,045	$ 5,619
Income taxes paid	$ —	$ —
Loans transferred to other real estate owned	$ 7,753	$ 3,099

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Floridian Financial Group, Inc. (the "Company") is a registered bank holding company formed to own 100% of its subsidiary banks, Floridian Bank and Orange Bank of Florida, (collectively referred to as the "Banks"). The Company was incorporated in 2005, and became operational as a bank holding company once Floridian Bank opened. Floridian Bank is a Florida-chartered, federally-insured full service commercial banking institution and presently conducts business from its headquarters and main office in Daytona Beach and branch offices in Ormond Beach, Palm Coast, and Port Orange, Florida. Orange Bank of Florida is a Florida-chartered, federally-insured full service commercial banking institution with its headquarters in Orlando, Florida. The Bank operates from its main office and branch offices in the Orlando area, Crystal River and Lake County, Florida.

Basis of Financial Statement Presentation: The consolidated financial statements include the accounts of the Company and its Banks. Significant intercompany items and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general practices within the financial services industry.

Use of estimates: In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred tax assets and the fair value of financial instruments.

Comprehensive income (loss): Comprehensive income or loss is comprised of the net loss and any items of "other comprehensive income." The only item of other comprehensive income for the Banks is the unrealized gain or loss on the available-for-sale investment securities portfolio, net of tax.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from loans originated by the Company and deposits are reported net. The Company maintains amounts due from banks, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities: Certain securities which management has the positive intent and ability to hold until their maturity are classified as held to maturity. Such securities are carried at cost, adjusted for related amortization of premium and accretion of discounts through interest income from securities.

Securities available for sale which are used for asset/liability, liquidity and other funds management purposes have indefinite holding periods and are accounted for on a fair value basis with net unrealized gains and losses included in other comprehensive income net of tax. Declines in the fair value of securities available for sale that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers: (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer including an evaluation of credit ratings, and (3) the impact of changes in market interest rates, (4) the intent of the Company to sell a security, and (5) whether it is more likely than not the Company will have to sell the security before recovery of its cost basis. If the Company intends to sell an impaired security, the Company records an other-than-temporary loss in the amount equal to the entire difference between the fair value and amortized cost. If a security is determined to be other-than-temporarily impaired, but the Company does not intend to sell the security, only the credit portion of the estimated loss is recognized in earnings, with the other portion of the loss recognized in other comprehensive income. Amortization and accretion of premiums and discounts are recognized as adjustments to interest income. Realized gains and losses are recognized using the specific identification method.

(Dollars in thousands, except for per share amounts)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Loans: Loans are stated at the amount of unpaid principal balances, reduced by an allowance for loan losses and unearned fees and costs. Interest on loans is calculated by using the simple interest method on daily balances of the principal amounts outstanding unless loans are classified as nonaccrual loans. The accrual of interest is discontinued when future collection of principal or interest in accordance with the contractual terms becomes doubtful. When interest accrual is discontinued, all unpaid accrued interest is reversed against interest income. Accrual of interest is generally resumed when the customer is current on all principal and interest payments and has been paying on a timely basis for a period of time. To determine financial performance for each segment the Company allocates capital, funding charges and credits, provisions for loan losses, and certain noninterest expenses, as applicable.

Accounting standards require the presentation of certain disclosure information at the portfolio segment level, which represents the level at which the Company determines its allowance for credit losses. The Company has four reportable loan segments: Commercial, Commercial Real Estate (CRE), Residential Real Estate (RRE), and Consumer and home equity. Segments are determined based on the products and services provided and the type of customer served. See Note 4 for a breakdown of loans by segment.

Commercial Loans: All corporate and business purpose loans and lines of credit that are not real estate related are classified as commercial loans. These loans are generally secured by business assets including accounts receivable, inventory, and equipment and may incorporate a personal guarantee. Terms on commercial loans are generally for five years or less with most lines of credit written on an on-demand-basis. The majority of commercial loans have a floating interest rate tied to a published index. As of December 31, 2011, commercial loans represented 14% of the portfolio.

Commercial Real Estate Loans ("CRE"): CRE represents business purpose loans that are real estate related and secured by real estate. CRE loans are reviewed primarily as cash flow loans and secondarily as loans secured by real estate. CRE loans typically involve higher loan principal amounts and the repayment is generally largely dependent on the successful operations of the real property securing the loan or the business conducted on the property securing the loan. CRE loans may be adversely affected by conditions in the real estate markets or in the general economy than other loan types. As of December 31, 2011, 78% of the loan portfolio was concentrated in CRE loans.

Residential Real Estate Loans ("RRE"): RRE represents all consumer purpose loans collateralized by one to four family dwellings. RRE loans generally have terms of less than five years and are written on a fixed rate basis. As of December 31, 2011, 3% of the portfolio was classified as RRE.

Consumer Loans: All non-business purpose loans are considered consumer loans. Consumer loans consist of home equity lines of credit, automobile loans, overdraft loans, loans secured by deposits and securities, and unsecured personal loans. Home Equity represents all consumer open end lines of credit secured by one to four family lines of credit. Consumer loans represent any consumer purpose loans or lines of credit not secured by real estate. As of December 31, 2011, consumer loans represented 5% of the portfolio.

Within each segment, the Company monitors and assesses the credit risk in the following classes, based on the risk characteristic of each loan segment: Pass, Special Mention, Substandard, Doubtful, and Loss. Within the Commercial and CRE portfolio risk grades are assigned based on an assessment of conditions that affect the borrower's ability to meet obligations as outlined in the loan agreement. This process includes an in depth review prior to loan approval and throughout the life of the loan. The analysis of the borrower includes a review of financial information, credit documentation, public information, past experience with the borrower, and other information that may be available specific to each borrower. The review also includes debt service capabilities, actual and projected cash flows, and industry and economic risks. Underwriting of RRE, consumer, and home equity loans and lines of credit include an assessment of the borrower's credit history and the ability to meet existing debt obligations, as well as payments of principal and interest on the proposed loan. Risk grades are reviewed annually on all large credit relationships or on any credit where management becomes aware of information that may affect the borrower's ability to fulfill contractual obligations. See Note 4 for a breakdown of loans by class.

(Dollars in thousands, except for per share amounts)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Troubled Debt Restructuring: The Company considers a loan to be a Troubled Debt Restructurings ("TDR") when the debtor experiences financial difficulties and a concession is provided that will not collect all principal or interest in accordance with the original terms of the loan agreement. Concessions can relate to the contractual interest rate, maturity date, or payment structure of the note. As part of our workout plan, we at times restructure loan terms to assist borrowers facing challenges in the current economic environment. Loans classified as TDR's include loans on nonaccrual, loans moving to nonaccrual, and loans on an accruing status. The Company evaluates each individual borrower's financial condition and prospects for repayment under the modified terms prior to restructuring. The evaluation includes, but is not limited to, the borrower's capacity and willingness to pay, past payment history, and any secondary sources of payment.

As of December 31, 2011, 10 loans totaling $17.5 million were classified as TDRs with $971 thousand classified as nonperforming. As of December 31, 2010, 14 loans totaling $21.8 million were classified as TDRs with $1.4 million classified as nonperforming.

Nonaccrual and Impaired loans: Borrowers who have not made scheduled payments within 30 days of their due date are considered past due. The Company has a formal review process for all past due loans which includes a review of previous performance, collateral and future cash flows. The Company's policy is to place all loans where interest and principal has been delinquent for 90 days or more on nonaccrual status unless the loan is well secured and in the process of collection. Loans operating on a cash basis because of deterioration in financial condition of the debtor as well as loans where the full collection of recorded interest or principal is not expected are also placed on nonaccrual status regardless of delinquency status. When loans are placed on nonaccrual status, future interest accruals are discontinued and all unpaid accrued interest is reversed against interest income.

Cash collections on nonaccrual loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current. Nonaccrual loans, after a reasonable period of sustained repayment performance (generally minimum of six months), are re-evaluated for possible return to an accrual status. See Note 4 for a breakdown of the Company's loan portfolio based on aging.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral, as indicated in an appraisal report, net of selling costs, if the loan is collateral dependent. A loan is impaired when it is probable the creditor will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. On at least a quarterly basis the Company reviews impaired loans for any changes in the borrower's ability to repay the loan. Based on this review the Company may consider making modifications to the original loan agreement

Allowance for loan losses: The allowance for loan losses is established through a provision for loan losses charged against operations. The allowance includes an unallocated component. The unallocated reserve represents the uncertainty in inherent factors that cannot be practically assigned to individual loan categories including the local economy and the uncertainty related to historical loss rates applied against loan risk-ratings. The Company believes the unallocated amount is warranted. All commercial loans risk rated substandard or doubtful are reviewed on a quarterly basis to determine if a specific reserve needs to be allocated.

Loans are charged against the allowance for loan losses when management believes that the loss is confirmed. The allowance is an amount that management believes is adequate to absorb losses inherent in the loan portfolio, based on evaluations of the collectability of loans, industry historical loss experience, current economic conditions, portfolio mix, and other factors. There have been no changes to the Company's methodology from the prior period for evaluating and allocating loan losses in regard to the provision.

While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

(Dollars in thousands, except for per share amounts)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Loan Charge-Offs: All loan segments except consumer are charged off within 30 days from the date the loan is deemed uncollectible. The recognition of the loss of loans or portions of loans occurs as soon as there is a reasonable probability of loss. When the amount of loss can be readily calculated, then the loss is recognized. In cases where an amount cannot be calculated, a specific allowance for loan losses is estimated and provided for.

Losses on consumer credit card loans are taken as soon as possible and no later than when the loan is 90 days delinquent. All other consumer loan losses are taken as soon as possible and no later than when delinquency exceeds 120 days.

As a policy, the Banks reverse accrued interest on loans placed on nonaccrual. If the accrued interest being reversed was recorded in a previous calendar year and the amount is material, the accrued interest associated with the previous calendar year is charged off.

Credit related financial instruments: In the ordinary course of business the Banks have entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded.

Transfers of financial assets: Transfers of financial assets are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been legally isolated from the Company and any of its affiliates, (2) the transferee has the ability to sell or pledge the transferred asset and, (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or maintain effective control through a third-party beneficial interest in the transferred assets, the ability to unilaterally cause the holder to return specific assets, or have an in-the-money option held by a transferor when probable that the transferor will repurchase the assets.

Property and equipment: Leasehold improvements and property and equipment are stated at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives assigned to furniture and equipment which range generally from 5 to 15 years, while leasehold improvements are amortized over the shorter of the estimated useful life or the lease term. Maintenance and repairs are charged to operations, and improvements and additions are capitalized.

Intangible assets: The Company's intangible assets are the value of ongoing customer relationships (core deposit intangibles) arising from the purchase of certain assets and the assumption of certain liabilities from unrelated entities. Core deposit intangibles are amortized on a straight line basis over a 10 year period. Any impairment in the intangibles would be recorded against income in the period of impairment. No impairment of core deposit intangibles was recognized for the years ended December 31, 2011 and 2010. Goodwill was considered impaired in 2011 and written off in full at December 31, 2011. No impairment of goodwill was recognized in 2010. See Note 6 for additional details.

Other Real Estate Owned: Other real estate owned ("OREO") consists of property acquired through, or in lieu of, loan foreclosures or other proceedings and is initially recorded at the fair value less estimated selling costs at the date of foreclosure, which establishes a new cost basis. Subsequent to foreclosure, the properties are held for sale and are carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of acquisition is charged to the allowance for loan losses. Properties are evaluated regularly to ensure the recorded amounts are supported by current fair values, and a charge to operations is recorded as necessary to reduce the carrying amount to fair value less estimated costs to dispose.

(Dollars in thousands, except for per share amounts)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

Income taxes: The Company accounts for income taxes according to the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates applicable to taxable income for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation reserves are established against certain deferred tax assets when it is more likely than not that the deferred tax assets will not be realized. Increases or decreases in the valuation reserve are charged or credited to the income tax provision.

The Company recognizes a benefit from its tax positions only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.

The periods subject to examination for the Company's federal returns are the tax years subsequent to 2009. The periods subject to examination for the Company's significant state return, which is Florida, are the tax years subsequent to 2008. The Company believes that its income tax filing positions and deductions will be sustained upon examination and does not anticipate any adjustments that will result in a material change in its financial statements. As a result, no reserve for uncertain income tax positions has been recorded.

The Company's policy for recording interest and penalties related to uncertain tax positions is to record such items as part of its provision for federal and state income taxes.

Earnings per share: Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of shares of common stock outstanding for each period presented.

Share-based compensation: The Company has a stock option plan for its employees and for its directors, as more fully described in Note 14 to these financial statements. The Company is required to recognize compensation cost relating to share-based payment transactions, based on the fair value of the equity or liability instruments issued, in its financial statements. Compensation cost has been measured using the fair value of an award on the grant dates and is recognized over the service period, which is usually the vesting period.

Reclassifications: Certain amounts in the 2010 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2011 financial statements. The results of these classifications had no effect on net operations or shareholders' equity.

Adoption of New Accounting Standards

In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the ASU clarifies that creditors are precluded from using the effective interest method to determine whether a concession has been granted. In the absence of using the effective interest method, a creditor must now focus on other considerations such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor's ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. The guidance is effective for interim and annual period beginning on or after June 15, 2011. The Company reviewed all restructurings for 2011 and determined none were troubled debt.

(Dollars in thousands, except for per share amounts)

Note 1. Nature of Business and Summary of Significant Accounting Policies (Continued)

In May 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance is effective for interim and annual period beginning on or after December 15, 2011. The Company is currently evaluating the impact of this amendment on the consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, "Comprehensive Income: Presentation of Comprehensive Income". The ASU amends existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholders equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The guidance is effective for interim and annual period beginning on or after December 15, 2011. The Company is current assessing the impact on its financial statements.

In December 2011, the FASB issued ASU No. 2011-12, "Comprehensive Income (Topic220): Deferral of the Effective Date for the Amendments to the Presentation of Reclassifications of the Items Out of Accumulated Other Comprehensive Income in ASU No. 2011-05". This guidance delays the effective date of the disclosures for only those changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to reconsider whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU No. 2011-05. All other requirements in ASU No. 2011-05 are not affected by ASU No. 2011-12. ASU No. 2011-12 is effective for annual and interim periods beginning on or after December 15, 2011and is not expected to have a significant impact on our financial statements.

Reclassifications: Certain amounts in the 2010 financial statements have been reclassified for comparative purposes to conform with the presentation in the 2011 financial statements. The results of these classifications had no effect on net operations or shareholders' equity.

Note 2. Cash and Due From Banks

The Banks are required to maintain vault cash and reserve balances with the Federal Reserve Bank based upon a percentage of deposits. These requirements were $2.5 million and $1.6 million at December 31, 2011 and 2010, respectively.

(Dollars in thousands, except for per share amounts)

Note 3. Securities

The amortized cost and estimated fair value of securities with gross unrealized gains and losses follows:

	December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
Debt Securities:				
U.S. Government and federal agencies	$ 13,385	$ 305	$ —	$ 13,690
States & political subdivisions	1,701	94	—	1,795
U.S. Agency REMIC	38,917	338	217	39,038
Residential mortgage-backed	18,683	18	88	18,613
Total securities available for sale	$ 72,686	$ 755	$ 305	$ 73,136
Securities Held to Maturity				
Debt securities:				
U.S. Government and federal agencies	$ 1,002	$ 11	$ —	$ 1,013
Total securities held to maturity	$ 1,002	$ 11	$ —	$ 1,013

	December 31, 2010			
Securities Available for Sale				
Debt Securities:				
U.S. Government and federal agencies	$ 30,133	$ 24	$ 933	$ 29,224
States & political subdivisions	1,706	—	48	1,658
U.S. Agency REMIC	12,024	1	249	11,776
Residential mortgage-backed	—	—	—	—
Total securities available for sale	$ 43,863	$ 25	$ 1,230	$ 42,658
Securities Held to Maturity				
Debt securities:				
U.S. Government and federal agencies	$ 10,082	$ 199	$ —	$ 10,281
Total securities held to maturity	$ 10,082	$ 199	$ —	$ 10,281

At December 31, 2011 and 2010, U.S. government obligations with a carrying value of $20.6 million and $16.6 million, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. At December 31, 2011 and 2010, the carrying amount of securities pledged to secure repurchase agreements was $12.6 million and $6.7 million, respectively.

The carrying amount of debt securities by contractual maturity at December 31, 2011 follows:

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	Over 10 years	Total
Available for Sale, at Fair Value					
U.S. Government and federal agencies	$ —	$ 3,090	$ 5,194	$ 5,406	$ 13,690
States & political subdivisions	—	752	1,043	—	1,795
U.S. Agency REMIC	—	—	4,917	34,121	39,038
Residential mortgage-backed	—	—	12,138	6,475	18,613
Total	$ —	$ 3,842	$ 23,292	$ 46,002	$ 73,136
Securities Held to Maturity, at cost					
U.S. Government and federal agencies	$ —	$ —	$ —	$ 1,002	$ 1,002
Total	$ —	$ —	$ —	$ 1,002	$ 1,002

(Dollars in thousands, except for per share amounts)

Note 3. Securities (Continued)

For the years ended December 31, 2011 and 2010, proceeds from sales, maturities, and calls of securities available for sale amounted to $23.6 and $137.9 million, respectively. For the years ended December 31, 2011 and 2010, proceeds from maturities and calls of securities being held to maturity amounted to $9.0 million and $2.0 million, respectively. Gross realized gains amounted to $0 and $17 thousand, respectively. There were no gross realized losses for the years ended December 31, 2011 and 2010.

Information pertaining to securities with gross unrealized losses at December 31, 2011 and 2010 aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	December 31, 2011				
	Less Than Twelve Months		Over Twelve Months		
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses
Securities Available for Sale					
Debt Securities:					
U.S. Government and federal agencies	$ —	$ —	$ —	$ —	$ —
States & political subdivisions	—	—	—	—	—
U.S. Agency REMIC	217	23,460	—	—	217
Residential mortgage-backed	88	14,536	—	—	88
Total securities available for sale	$ 305	$ 37,996	$ —	$ —	$ 305
Securities Held to Maturity					
Debt Securities:					
U.S. Government and federal agencies	$ —	$ —	$ —	$ —	$ —
Total securities held to maturity	$ —	$ —	$ —	$ —	$ —

	December 31, 2010				
	Less Than Twelve Months		Over Twelve Months		
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses
Securities Available for Sale					
Debt Securities:					
U.S. Government and federal agencies	$ 933	$ 22,702	$ —	$ —	$ 933
States & political subdivisions	48	1,658	—	—	48
U.S. Agency REMIC	249	6,704	—	—	249
Residential mortgage-backed	—	—	—	—	—
Total securities available for sale	$ 1,230	$ 31,064	$ —	$ —	$ 1,230
Securities Held to Maturity					
Debt Securities:					
U.S. Government and federal agencies	$ —	$ —	$ —	$ —	$ —
Total securities held to maturity	$ —	$ —	$ —	$ —	$ —

As of December 31, 2011, the Company's security portfolio consisted of 37 securities, 23 of which were in an unrealized loss position for a period less than 12 months. Approximately $57.2 million, or 98% of the debt securities held by the Company were issued by U.S. government-sponsored entities and agencies, primarily Fannie Mae, Freddie Mac, and Ginnie Mae, institutions which the government has affirmed its commitment to support. Because the decline in fair value is attributable to changes in interest rates and illiquidity, and not credit quality, and because the Company does not have the intent to sell these securities and it is likely it will not be required to sell the securities before their anticipated recovery, the Company does not consider these securities to be other-than temporarily impaired at December 31, 2011.

Note 4. Loans and Allowance for Loan Losses

Loans at December 31, 2011 and 2010 were comprised of the following:

	2011	2010
Commercial	$ 44,833	$ 45,202
Commercial real estate	241,648	240,151
Residential mortgage	8,542	12,580
Consumer and home equity	16,745	19,837
Total loans	311,768	317,770
Less: Allowance for loan losses	(6,566)	(8,010)
Less: Unearned fees	(114)	(205)
Net loans	$ 305,088	$ 309,555

Activity in the allowance for loan losses during 2011 and 2010 is as follows:

(Dollars in Thousands)	For Years Ending December 31, 2011	2010
Balance at beginning of period	$ 8,010	$ 9,038
Loan charge-offs:		
Commercial	320	1,152
Commercial real estate	2,656	7,663
Residential mortgage	391	2,100
Consumer and home equity	242	289
Total Charge-offs	3,609	11,204
Recoveries:		
Commercial	107	115
Commercial real estate	172	406
Residential mortgage	—	68
Consumer and home equity	4	4
Total recoveries	283	593
Net charge-offs	3,326	10,611
Provision for loan losses		
Commercial	(325)	792
Commercial real estate	2,160	6,978
Residential mortgage	66	1,580
Consumer and home equity	(188)	233
Unallocated	169	—
Total provision	1,882	9,583
Balance at end of period	$ 6,566	$ 8,010
Allowance / Total Loans	2.11%	2.52%
Net Charge-Offs / Average Loans	1.07%	3.13%
Allowance/Nonperforming Loans	78.11%	46.90%

(Dollars in thousands, except for per share amounts)

Note 4. Loans and Allowance for Loan Losses (Continued)

Non-accruing loans amounted to $7.9 million and $15.7 million, at December 31, 2011 and 2010, respectively. Nonperforming restructured loans totaled $971 thousand at December 31, 2011 and $1.4 million at December 31, 2010. Interest income on nonaccrual loans is recognized on a cash basis when the ultimate collectability is no longer considered doubtful. Cash collected on nonaccrual loans is applied against the principal balance or recognized as interest income based upon management's expectations as to the ultimate collectability of principal and interest in full. If interest on non-accruing loans had been recognized on a fully accruing basis, interest income recorded would have been $453 thousand and $287 thousand higher for the years ended December 31, 2011 and 2010, respectively. As of December 31, 2011, there was one loan totaling $471 thousand which was past due 90 days or more and still accruing interest income. This loan had matured due to the borrowers not supplying the Bank updated financial information. The loan is well collateralized and has sufficient cash flow to cover monthly loan payments. The loan was subsequently renewed.

The following presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2011 and 2010:

December 31, 2011	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Ending allowance for loan losses:							
Individually evaluated for impairment	$ —	$ 255	$ —	$ —	$ —	$ —	$ 255
Collectively evaluated for impairment	743	4,896	135	246	57	234	6,311
Total ending allowance balance	$ 743	$ 5,151	$ 135	$ 246	$ 57	$ 234	$ 6,566
Loans:							
Individually evaluated for impairment	$ —	$ 23,622	$ —	$ 23	$ —	$ —	$ 23,645
Collectively evaluated for impairment	44,833	218,026	8,542	14,210	2,512	—	288,123
Total ending loan balance	$ 44,833	$ 241,648	$ 8,542	$ 14,233	$ 2,512	$ —	$ 311,768

December 31, 2010	Commercial	Commercial Real Estate	Residential Real Estate	Home Equity	Consumer	Unallocated	Total
Ending allowance for loan losses:							
Individually evaluated for impairment	$ 308	$ 877	$ —	$ —	$ —	$ —	$ 1,185
Collectively evaluated for impairment	973	4,598	460	708	21	65	6,825
Total ending allowance balance	$ 1,281	$ 5,475	$ 460	$ 708	$ 21	$ 65	$ 8,010
Loans:							
Individually evaluated for impairment	$ 588	$ 31,619	$ 1,424	$ —	$ —	$ —	$ 33,631
Collectively evaluated for impairment	44,614	208,532	11,156	17,078	2,759	—	284,139
Total ending loan balance	$ 45,202	$ 240,151	$ 12,580	$ 17,078	$ 2,759	$ —	$ 317,770

Note 4. Loans and Allowance for Loan Losses (Continued)

The following table presents information related to impaired loans by class of loans as of and for the year ended December 31, 2011:

(Dollars in Thousands)	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized
With no related allowance recorded					
Commercial	$ —	$ —	$ —	$ 239	$ —
Commercial real estate					
Construction and land	9,825	4,776	—	9,640	40
Non-owner occupied	10,026	8,391	—	9,956	199
Owner occupied	3,295	2,079	—	3,265	61
Residential	—	—	—	—	—
Home equity	59	23	—	23	—
Consumer	—	—	—	—	—
Total	23,205	15,269	—	23,123	300
With an allowance recorded:					
Commercial	—	—	—	—	—
Commercial real estate					
Construction and land	—	—	—	—	—
Non-owner occupied	2,177	1,500	10	2,177	158
Owner occupied	6,876	6,876	245	6,860	49
Residential	—	—	—	—	—
Home equity	—	—	—	—	—
Consumer	—	—	—	—	—
Total	9,053	8,376	255	9,037	207
Total	$ 32,258	$ 23,645	$ 255	$ 32,160	$ 507

The recorded investment in loans includes accrued interest receivable and loan origination fees, net. For purposes of this disclosure, the unpaid principal balance is not reduced for net charge-offs.

(Dollars in thousands, except for per share amounts)

Note 4. Loans and Allowance for Loan Losses (Continued)

The following presents loans individually evaluated for impairment by class of loans as of December 31, 2010:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated
With no related allowance recorded:			
Commercial	$ 335	$ 335	$ —
Commercial real estate			
Construction and land	6,962	6,962	—
Non-owner occupied	9,946	9,946	—
Owner occupied	5,262	5,262	—
Residential	1,424	1,424	—
Home equity	—	—	—
Consumer	—	—	—
Total	23,929	23,929	—
With an allowance recorded:			
Commercial	561	253	308
Commercial real estate			
Construction and land	109	86	23
Non-owner occupied	—	—	—
Owner occupied	10,217	9,363	854
Residential	—	—	—
Home equity	—	—	—
Consumer	—	—	—
Total	10,887	9,702	1,185
Total	34,816	$ 33,631	$ 1,185

The following is a summary of information pertaining to impaired and nonaccrual loans:

	Years Ended December 31,	
	2011	**2010**
Average investment in impaired loans	**$ 32,160**	$ 34,837
Interest income recognized on impaired loans	**$ 507**	$ 867
Interest income recognized on a cash basis on impaired loans	**$ —**	$ —

No additional funds are committed to be advanced in connection with impaired loans.

Impaired loans include TDRs of $17.5 million and $21.8 million at December 31, 2011 and 2010, respectively. There were two nonperforming TDRs at December 31, 2011 with an outstanding balance of $971 thousand. As of December 31, 2010, there was one nonperforming TDR with an outstanding balance of $1.4 million.

As of December 31, 2011 the Banks had allocated $236 thousand of specific reserves to customers whose loan terms had been modified in TDRs. The Banks have not committed to lend any additional amounts to customers with loans classified as TDRs. During the year ended December 31, 2011, no loans were modified as TDRs. The Banks, additionally, had no loans in which the interest rate was lowered prior to maturity to competitively retain the loan.

The terms of certain other loans were modified during the year ending December 31, 2011 that did not meet the definition of a troubled debt restructuring. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulty or a delay in a payment that was considered to be insignificant. In order to determine whether a borrower

(Dollars in thousands, except for per share amounts)

Note 4. Loans and Allowance for Loan Losses (Continued)

is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is based on the Bank's internal underwriting policies.

The following presents the recorded investment in nonaccrual loans and loans past due over 90 days past due and still accruing by class of loans as of December 31, 2011 and 2010:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing	
	2011	2010	2011	2010
Commercial	$ —	$ 529	$ —	$ —
CRE				
Construction	4,777	4,871	—	—
Non-owner occupied	2,245	4,141	471	63
Owner occupied	842	2,171	—	—
Residential	—	3,901	—	—
Home Equity	71	52	—	—
Consumer	—	—	—	—
Totals	$ 7,935	$ 15,665	$ 471	$ 63

Nonaccruing loans amounted to $7.9 million and $15.7 million at December 31, 2011 and 2010, respectively. Interest income on nonaccrual loans is recognized on a cash basis when the ultimate collectability is no longer considered doubtful. Cash collected on nonaccrual loans is applied against the principal balance or recognized as interest income based upon management's expectations as to the ultimate collectability of principal and interest in full. If interest on nonaccruing loans had been recognized on a fully-accruing basis, interest income recorded would have been $453 thousand and $287 thousand higher for the periods ending December 31, 2011 and 2010, respectively. As of December 31, 2011, there was one loan past due 90 days or more and still accruing interest income. The loan had matured and the Bank was waiting for financial information prior to renewal. The loan is well secured and had adequate cash flow to support monthly payments. The loan was subsequently renewed.

The following presents the aging of the recorded investment in past due loans as of December 31, 2011 by class of loans:

	30 – 59 Days Past Due	60 - 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Loans Not Past Due
Commercial	$ 1,500	$ —	$ —	$ 1,500	$ 43,333
Commercial real estate					
Construction and land	—	—	3,283	3,283	39,156
Non-owner occupied	399	—	2,716	3,115	96,185
Owner occupied	—	—	842	842	99,067
Residential	—	501	—	501	8,041
Home equity	—	—	71	71	14,162
Consumer	4	3	—	7	2,505
Total	$ 1,903	$ 504	$ 6,912	$ 9,319	$ 302,449

(Dollars in thousands, except for per share amounts)

Note 4. Loans and Allowance for Loan Losses (Continued)

The following presents the aging of the recorded investment in past due loans as of December 31, 2010 by class of loans:

	30 - 59 Days Past Due	60 - 89 Days Past Due	90 Days or Greater Past Due	Total Past Due	Loans Not Past Due
Commercial	$ 181	$ 193	$ 150	$ 524	$ 44,678
Commercial real estate					
Construction and land		—	1,141	1,413	56,090
Non-owner occupied		328	4,010	4,807	62,190
Owner occupied		—	1,642	4,202	111,449
Residential	—	—	—	—	12,580
Home equity	—	—	52	52	17,026
Consumer	13	—	—	13	2,746
Total	$ 3,495	$ 521	$ 6,995	$ 11,011	$ 306,759

The Company assigns a risk rating to all business purpose loans and periodically performs reviews to identify credit risks and to assess the overall collectability of the portfolio. During these internal reviews, management monitors and analyzes the financial condition of borrowers and guarantors, trends in the industries in which borrowers operate and the fair values of collateral securing these loans. These credit quality indicators are used to assign a risk rating to each individual loan. The risk ratings can be grouped into five major categories, defined as follows:

Pass – A pass loan is a strong credit with no existing or known potential weaknesses deserving of management's close attention.

Special Mention – A special mention loan has potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or in the Company's credit position at some future date. Special Mention loans are not adversely classified and do not expose the Company to sufficient risk to warrant adverse classification.

Substandard – A substandard loan is not adequately protected by the current financial condition and paying capacity of the borrower or the value of the collateral pledged, if any. Loans classified as substandard have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. Well-defined weaknesses include a project's lack of marketability, inadequate cash flow or collateral support, failure to complete construction on time or the project's failure to fulfill economic expectations. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful – Loans classified doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable or improbable.

Loss – Loans classified as loss are considered uncollectible. Once a loan becomes delinquent and repayment becomes questionable, the Company will address collateral shortfalls with the borrower and attempt to obtain additional collateral. If this is not forthcoming and payment in full is unlikely, the Bank will estimate its probable loss and immediately charge-off some or all of the balance.

(Dollars in thousands, except for per share amounts)

Note 4. Loans and Allowance for Loan Losses (Continued)

As of December 31, 2011, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Loss	Not Rated
Commercial	$ 44,628	$ —	$ 205	$ —	$ —	$ —
Commercial real estate						
Construction and land	37,663	—	4,776	—		
Non-owner occupied	90,909	—	8,391	—	—	—
Owner occupied	86,663	5,115	8,131	—	—	—
Residential	8,542	—	—	—	—	—
Home equity	14,162	—	71	—	—	—
Consumer	2,512	—	—	—	—	—
Total	$ 285,079	$ 5,115	$ 21,574	$ —	$ —	$ —

As of December 31, 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Loss	Not Rated
Commercial	$ 44,257	$ —	$ 448	$ 497	$ —	$ —
Commercial real estate						
Construction and land	44,342	5,000	8,018	143		
Non-owner occupied	52,635	6,744	7,618	—	—	—
Owner occupied	101,495	—	11,845	2,311	—	—
Residential	11,157	—	1,423	—	—	—
Home equity	17,078	—	—	—	—	—
Consumer	2,749	10	—	—	—	—
Total	$ 273,713	$ 11,754	$ 29,352	$ 2,951	$ —	$ —

(Dollars in thousands, except for per share amounts)

Note 4. Loans and Allowance for Loan Losses (Continued)

The Company considers the performance of the loan portfolio and its impact on the allowance for loan losses. For residential and consumer loan classes, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2011:

	Residential	Home Equity	Consumer
Performing	$ 8,542	$ 14,162	$ 2,512
Nonperforming	—	71	—
Total	$ 8,542	$ 14,233	$ 2,512

The following presents the recorded investment in residential and consumer loans based on payment activity as of December 31, 2010:

	Residential	Home Equity	Consumer
Performing	$ 12,580	$ 17,026	$ 2,759
Nonperforming	—	52	—
Total	$ 12,580	$ 17,078	$ 2,759

Note 5. Property and Equipment

The components of property and equipment, and the aggregate related accumulated depreciation and amortization at December 31, 2011 and 2010 are as follows:

	2011	2010
Land and land improvements	$ 4,098	$ 3,726
Buildings	10,157	9,074
Leasehold improvements	1,206	1,331
Furniture and equipment	3,396	3,926
Automobiles	83	99
	18,940	18,156
Less accumulated depreciation and amortization	4,270	3,873
	$ 14,670	$ 14,283

Depreciation charged to operations during 2011 and 2010 was $976 thousand and $1.1 million, respectively.

Note 6. Intangible Assets

The Company's intangible assets consisted of the following:

	December 31, 2011	December 31, 2010
Core deposit intangibles	$ 1,921	$ 1,921
Non-amortizable goodwill	—	500
	1,921	2,421
Less accumulated amortization	720	528
Intangible assets, net	$ 1,201	$ 1,893

(Dollars in thousands, except for per share amounts)

Note 6. Intangible Assets (Continued)

Core deposit intangibles of $1.2 million are being amortized over a 10 year period. Core deposit intangible assets are periodically reviewed for impairment. Any impairment in the core deposit would be recognized against income in the period of impairment.

Amortization of core deposit intangibles was approximately $192 thousand during the years ended December 31, 2011 and 2010. Estimated aggregate amortization expenses for the core deposit intangibles for the next five years and fully amortized are as follows:

Year Ending December 31,		
2012	$	192
2013		192
2014		192
2015		192
2016		192
Thereafter		241
	$	1,201

Goodwill is tested annually for impairment using discounted cash flow and other valuation techniques. Additionally, goodwill is evaluated for impairment whenever events or circumstances indicate there may be possible permanent loss of value.

Our annual impairment analysis performed as of September 30, 2011, resulted in the impairment of goodwill of $500,000. The goodwill impairment related to continued losses at Orange Bank.

Note 7. Deposits and Other Borrowings

Maturities of time certificates of deposit scheduled to mature after December 31, 2011 are as follows:

Year Ending December 31,		
2012	$	120,350
2013		25,188
2014		2,665
2015		11,569
2016		100
Thereafter		—
	$	159,872

The time deposits under $100 thousand and of $100 thousand or more, as reflected on the consolidated balance sheet, includes approximately $40.4 million and $45.3 million of brokered deposits at December 31, 2011 and 2010, respectively. At December 31, 2011, original maturities of brokered deposits range from one month to 20 months.

Other borrowings are comprised of repurchase agreements and a loan payable at December 31, 2011. Repurchase agreements can be withdrawn by the customer at any time and therefore have no set maturity date.

Note 8. Employee Benefit Plans

During 2006, the Company adopted a 401(k) plan under which all full-time employees may elect to participate. There was no Company contribution to the plan in either 2011 or 2010. During 2011 the Company reacquired 6,314 shares of Company common stock from the plan's investment portfolio. In 2010, the plan acquired 3,965 shares of Company common stock from the Company for the plan's investment portfolio.

(Dollars in thousands, except for per share amounts)

Note 9. Operating Leases

As of December 31, 2011, the Company leased six banking facilities under non-cancelable operating leases, including one branch that was closed effective March 31, 2011. Included in 2010 restructuring charges was $476 thousand, representing the scheduled lease payments, net of estimated sublease income, for the remaining term of the lease on the closed branch. All leases are with unrelated parties.

Future amounts due under the four leases in the five years after 2011 are as follows:

Year Ending December 31,	
2012	702
2013	724
2014	576
2015	235
2016	128
Thereafter	2,343
	$ 4,708

The total charge to 2011 and 2010 operations for all operating leases was $616 thousand and $1.3 million, respectively. The leases for the five banking offices continuing to operate are generally for a ten year term, one ending in 2014, two ending in 2015, one ending in 2016, another is a seven year lease ending in 2014, and one is a thirty year land lease ending in 2036. These leases usually contain five or ten year renewal options.

Note 10. Income Taxes

The components of the provision for income taxes for the years ended December 31, 2011 and 2010 are as follows:

	2011	2010
Current:		
Federal	$ 68	$ —
State	—	—
	68	—
Deferred:		
Federal	169	—
State	18	—
	187	—
Total Tax Expense	$ 255	$ —

The provision for income taxes differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	For the Year ended December 31,			
	2011		2010	
	Amount	%	Amount	%
Income tax at statutory rate	$ **(637)**	**34.0 %**	$ (3,298)	34.0%
Increase (decrease) in tax expenses resulting from:				
Permanent differences	**(30)**	**1.6 %**	(35)	0.4%
State tax, net of federal benefit	**(71)**	**3.8 %**	(400)	4.1%
Change in valuation allowance during year	**925**	**-102.4 %**	4,143	-42.7%
Other	**68**	**-53.0 %**	(410)	4.2%
Income tax expense	**255**	**-10.0 %**	$ —	0.0%

(Dollars in thousands, except for per share amounts)

Note 10. Income Taxes (Continued)

Net deferred tax assets are included in other assets in the accompanying balance sheets. The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2011 and 2010 follow:

	2011	2010
Deferred tax assets		
Loan loss allowance	$ 1,275	$ 1,439
Pre-opening and organizational costs	294	327
Net operating loss carry forward	9,417	8,383
Contribution carryover	34	30
Nonaccrual interest income	296	188
Accrued rent payable	95	—
Compensation costs	63	47
Accrued Registration expenses – merger adjustment	111	111
Other real estate owned impairments	259	63
Unrealized gains (losses) on available for sale securities	—	132
Accrued expenses	16	—
Accrued branch closing costs	601	216
Gross deferred tax assets	12,461	10,936
Valuation allowance	(11,371)	(10,070)
Net deferred tax assets	$ 1,090	$ 866
Deferred tax liabilities		
Property and equipment	$ (11)	$ (61)
Deferred loan fees	(62)	—
Unrealized losses on available for sale securities	(491)	—
Unearned compensation – merger adjustment	(61)	(61)
Core deposit intangible – merger adjustment	(452)	(524)
Loan portfolio markup – merger adjustment	(13)	(33)
Deferred tax liabilities	(1,090)	(679)
Net deferred tax assets	$ —	$ 187

At December 31, 2011 and 2010, the consolidated company has a net operating loss carryover of approximately $24.4 and $22.4 million, respectively, for income tax purposes which will expire in 2028, 2029, 2030 and 2031 if not utilized earlier.

Note 11. Related Party Accounts

The Banks periodically make loans to principal shareholders and to directors and/or companies in which they hold a 10% or more beneficial ownership. Any such loans are made in the normal course of business at prevailing interest rates and terms. Annual activity consisted of the following:

	For the Year Ended December 31,	
	2011	2010
Beginning balance	$ 17,251	$ 15,779
New loans	1,872	2,891
Less: Repayments	11,179	1,419
Ending balance	$ 7,944	$ 17,251

On January 4, 2011, Orange Bank purchased the land, building, and furniture and fixtures associated with the Clermont Branch location from First Team Clermont OB, LLC, a Florida limited liability company ("First Team") controlled by W. Warner Peacock. Mr. Peacock was a director at the time of the purchase, but resigned in June 2011. First Team holds a note on the land, building, and furniture and fixtures of $1.7 million. The note requires monthly interest payments at 6.5% per annum and a principal reduction of $850 thousand on January 3, 2012. All outstanding principal and interest is due on January 3, 2013.

(Dollars in thousands, except for per share amounts)

Note 12. Commitments and Contingencies

Financial instruments with off-balance-sheet risk: The financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business to meet the financing needs of customers. These include commitments to extend credit and honor stand-by letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risks in excess of amounts reflected in the balance sheets. The extent of the Banks' involvement in these commitments or contingent liabilities is expressed by the contractual, or notional, amounts of the instruments. Commitments to extend credit, which amount to $57.2 million and $59.0 million at December 31, 2011 and 2010, respectively, represent agreements to lend to customers with fixed expiration dates or other termination clauses.

Since many commitments are expected to expire without being funded, committed amounts do not necessarily represent future liquidity requirements. The amount of collateral obtained, if any, is based on management's credit evaluation in the same manner as though an immediate credit extension were to be granted.

Stand-by letters of credit are conditional commitments issued by the Banks guaranteeing the performance of a customer to a third party. The decision whether to guarantee such performance and the extent of collateral requirements are made considering the same factors as are considered in credit extension. Stand-by letters of credit totaling $3.2 million and $3.0 million are outstanding as of December 31 2011 and 2010, respectively.

Lines of credit: At December 31, 2011 and 2010, the Banks have federal funds lines of credit of $30.3 and $26.1 million, respectively, available from its correspondent banks. The highest single day borrowing under these lines was $500 thousand during the year ended December 31, 2011.

We are periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any pending or threatened proceeding against us which, if determined adversely, would have a material adverse effect on our financial position, liquidity, or results of operations.

Note 13. Earnings Per Share

The following table sets forth the computation of basic earnings per share:

	For the Year Ended December 31, 2011	2010
Numerator: Net Loss	**$ 2,127**	$ 9,702
Denominator for Basic Earnings Per Share Weighted-Average Shares	**6,195**	6,201
Basic Loss Per Share	**$ 0.34**	$ 1.56

As of December 31, 2011 and 2010, all of the existing stock options were considered anti-dilutive. Therefore, diluted earnings per share is not calculated.

(Dollars in thousands, except for per share amounts)

Note 14. Share-Based Compensation

The boards of directors and shareholders have approved stock option plans permitting the granting of options to acquire up to 1,548,461 shares of the Company's common stock to employees, directors and consultants. At December 31, 2011 there were 660,264 options outstanding and 888,197 options yet to be granted.

The fair value of options granted during 2011 and 2010 have been estimated on the date of grant, using the Black-Scholes option pricing model, under the following assumptions:

		2011		2010
Risk-free interest rate		**2.43%**		2.71%
Expected life in years		**7.00**		7.00
Expected dividend yield		—		—
Expected stock volatility		**10.00%**		10.00%
Average grant-date fair value of options issued during the year – per option	**$**	**1.26**	$	2.34

The Company granted 27,500 options in 2011 and 161,500 options in 2010. Share-based compensation included in the consolidated Statements of Operations is $239 thousand and $315 thousand in 2011 and 2010, respectively.

The company estimates the expected life of options by calculating the average of the vesting period and the contractual life. The risk-free rate for periods within the contractual life of the option is based on the yield of the seven year U.S. Treasury Note in effect at the time of the grant. The dividends rate assumption of zero is based on management's intention not to pay dividends for the foreseeable future. Since there is no active market for the Company's stock, expected volatility was estimated based on the historical volatility experience of de novo banks in Central Florida as the Company was still a de novo for part of the year.

Options granted vest ratably over five years. The exercise price of these options is the deemed fair value of the underlying stock on the date of grant. Any options not exercised expire ten years after their date of grant.

Option activity during 2011 and 2010 is as follows:

	2011			2010		
	Number	**Avg. Price**		**Number**	**Avg. Price**	
Options outstanding beginning of year	**811,362**	**$**	**11.08**	712,627	$	10.38
Forfeited	**(178,598)**		**11.03**	(62,765)		10.59
Exercised	—		—	—		—
Granted	**27,500**		**6.50**	161,500		12.50
Options outstanding end of year	**660,264**		**10.90**	811,362		11.08
Exercisable at end of year	**481,309**	**$**	**7.53**	512,098	$	10.57

Information pertaining to options outstanding at December 31, 2011 is as follows:

	Options Outstanding				**Options Exercisable**		
Range of Exercise Prices	**Number Outstanding**	**Weighted Average Remaining Contractual Life**	**Weighted Average Exercise Price**		**Number Exercisable**	**Weighted Average Exercise Price**	
$6.50 - $11.00	387,264	5.1 years	$	9.77	319,309	$	10.02
$11.01 - $12.50	273,000	7.3 years		12.50	162,000		12.50
Outstanding at end of year	660,264	6.0 years	$	10.90	481,309	$	10.86

(Dollars in thousands, except for per share amounts)

Note 14. Share-Based Compensation (Continued)

	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested options, December 31, 2010	299,264	$ 2.67
Granted	27,500	1.26
Vested	30,789	2.28
Forfeited	(178,598)	2.96
Non-vested options, December 31, 2011	178,955	2.44

The remaining average contractual life for options outstanding and for those exercisable at December 31, 2011 is:

Outstanding	6.0
Exercisable	5.3

At December 31, 2011, there is approximately $297 thousand of unrecognized compensation expense relating to non-vested options at that date. This amount will be recognized in expense ratably as these options vest over a weighted average period of approximately 44 months.

Note 15. Concentration of Credit Risk

The current policy of the Company and the Banks is to not engage in the use of interest-rate swaps, futures, or option contracts.

Practically all of the Banks' loans, commitments, and standby letters of credit have been granted to customers in the Banks' market areas. The Banks are dependent on the ability of their debtors to honor their contracts which may be affected by the economic conditions of the counties surrounding the Banks. The concentration of credit by type of loan is set forth in Note 4.

Note 16. Regulatory Capital Matters

The Company (on a consolidated basis) and Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations), to risk-weighted assets (as defined), and Tier I capital (as defined) to average assets (as defined). As of December 31, 2011 and 2010, that the Banks were classified as "well capitalized" under prompt corrective action provisions and meet all capital adequacy requirements to which they are subject.

In addition, as of December 31, 2011, the most recent notification from the FDIC, Floridian Bank met the minimum capital requirements as required under the Bank's Resolution. Orange Bank received an extension from their regulators to comply with the increased capital ratios required under the Bank's Resolution until the date the anticipated charter consolidation of the Banks is completed.[(1)] The Banks must maintain minimum total risk-based and Tier I leverage ratios as set forth in the regulatory agreement discussed below. There are no conditions or events since that notification that management believes have changed the Company's or Banks' classification as of December 31, 2011.

(Dollars in thousands, except for per share amounts)

Note 16. Regulatory Capital Matters (Continued)

	Actual		For Capital Adequacy Purposes		To be Considered Well Capitalized by Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio[1]
As of December 31, 2011						
Total capital (to risk-weighted assets)						
Consolidated	$ 42,545	12.1%	$ NA	NA	NA	NA
Floridian Bank	$ 14,991	12.5%	$ 9,560	8%	$ 11,950	10%
Orange Bank of Florida	$ 24,625	10.7%	$ 18,355	8%	$ 22,943	10%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 38,126	10.9%	$ NA	NA	NA	NA
Floridian Bank	$ 13,495	11.3%	$ 4,780	4%	7,170	6%
Orange Bank of Florida	$ 21,732	9.5%	$ 9,177	4%	13,766	6%
Tier 1 capital (to average assets)						
Consolidated	$ 38,126	8.1%	$ NA	NA	NA	NA
Floridian Bank	$ 13,495	9.0%	$ 6,032	4%	$ 7,541	5%
Orange Bank of Florida	$ 21,732	6.9%	$ 12,607	4%	$ 16,007	5%

(1) Orange Bank's Bank Resolution requires the minimums be met by March 2012. On March 21, 2012, the Company withdrew its application with the FDIC and OFR for the merger of its subsidiary Banks. The Company is reviewing its alternatives for increasing the capital of Orange Bank to meet applicable regulatory requirements. On July 21, 2011, the Orange Bank Board resolved that the Bank would maintain a Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 12%. During the pendency of the subsidiary bank merger transaction the Bank had received a waiver from the FDIC and OFR to the requirements to meet such capital requirements. As of December 31, 2011, Orange Bank had a Tier 1 leverage capital ratio of 6.9% and a total risk-based capital ratio of 10.7%.

	Actual		For Capital Adequacy Purposes		To be Considered Well Capitalized by Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010						
Total capital (to risk-weighted assets)						
Consolidated	$ 43,736	12.3%	$ NA	NA	NA	NA
Floridian Bank	$ 13,479	11.7%	$ 9,189	8%	$ 11,486	10%
Orange Bank of Florida	$ 25,337	10.7%	$ 18,926	8%	$ 23,657	10%
Tier 1 capital (to risk-weighted assets)						
Consolidated	$ 39,228	11.0%	$ NA	NA	NA	NA
Floridian Bank	$ 12,033	10.5%	$ 4,594	4%	6,891	6%
Orange Bank of Florida	$ 22,345	9.5%	$ 9,463	4%	14,194	6%
Tier 1 capital (to average assets)						
Consolidated	$ 39,228	8.4%	$ NA	NA	NA	NA
Floridian Bank	$ 12,033	8.0%	$ 6,057	4%	$ 7,570	5%
Orange Bank of Florida	$ 22,345	7.3%	$ 12,321	4%	$ 15,404	5%

The payment of dividends by a Florida chartered bank is subject to various restrictions set forth in the Florida Financial Institutions Code. Such restrictions generally limit dividends to an amount not exceeding net income for the current and two preceding years, less any dividends paid during that period. Accordingly, management does not expect the payment of dividends at any time in the near future. Since the Company is dependent upon the Bank's ability to pay dividends, the Company is, in effect, similarly restricted as to its ability to pay dividends.

(Dollars in thousands, except for per share amounts)

Note 16. Regulatory Capital Matters (Continued)

Regulatory Agreement

On July 21, 2011, the boards of directors of Floridian Bank and Orange Bank each agreed to approve certain board resolutions (the "Bank Resolutions") in consultation with their banking regulators. From a regulatory perspective, these are informal, nonpublic agreements; however, in the interest of full disclosure, we are summarizing the main obligations of the Bank Resolutions.

For Floridian Bank, these obligations include, among other things, (i) annual submissions of a comprehensive budget and earnings forecast; (ii) maintaining a Tier 1 leverage capital ratio and total risk-based capital ratio of at least 8% and 12% respectively; (iii) submitting of a capital contingency plan; (iv) developing plans to reduce and improve certain lines of credit with adverse classification; (v) prohibiting extensions of credit to certain high-risk borrowers; (vi) implementation of a plan to reduce exposure to commercial real estate lending; (vii) maintaining an adequate allowance and methodology for loan and lease losses; (viii) submitting certain internal bank policies and to review and revise certain internal policies and procedures; and (ix) providing quarterly reports to the Federal Deposit Insurance Company ("FDIC") and the Florida Office of Financial Regulation ("OFR") regarding the steps taken to address the foregoing. Additionally, Floridian Bank must receive approval from the FDIC and OFR prior to declaring or paying dividends.

For Orange Bank, these obligations include, among other things, (i) establishing a committee to ensure compliance with the Bank Resolutions; (ii) seeking approval from the FDIC and OFR prior to appointing new directors and executive officers; (iii) enhancing the board of director's participation in the affairs of Orange Bank; (iv) developing plans to reduce and improve certain loan relationships with adverse classification; (v) charging off remaining assets classified as "Loss"; (vi) prohibiting extensions of credit to certain high-risk borrowers; (vii) submitting of a new business plan and annual budgets and earnings forecasts; (viii) achieving (no later than March 19, 2012) and maintaining a Tier 1 leverage capital ratio and total risk-based capital ratio of at least 8% and 12%, respectively; (ix) submission of a plan to systematically monitor Orange Bank's concentration risk; and (x) providing quarterly reports to the FDIC and OFR regarding the steps taken to address the foregoing. Orange Bank must also receive approval from the FDIC and OFR prior to declaring or paying dividends. Orange Bank received an extension to comply with the increased capital ratios until the date the anticipated charter consolidation of the Banks is completed. On March 21, 2012, the Company withdrew its applications with the FDIC and OFR for the merger of its subsidiary Banks. The Company is reviewing its alternatives for increasing the capital of Orange Bank to meet the Bank Resolutions. On July 21, 2011, the Orange Bank Board resolved that the Bank would maintain a Tier 1 leverage capital ratio of at least 8% and a total risk-based capital ratio of at least 12%. During the pendency of the subsidiary bank merger transaction Orange Bank had received a waiver from the FDIC and OFR to the requirements to meet such capital requirements. As of December 31, 2011, Orange Bank's Tier 1 leverage capital ratio and total risk-based capital ratio were approximately 6.9% and 10.7%, respectively.

The Bank Resolutions adopted by each Bank and the restrictions imposed thereby on each Bank will remain in effect unless modified or terminated by the Bank's regulators. Since entering into the Bank Resolutions, we have been actively pursuing the corrective actions. We intend to continue to take the actions necessary to comply with the requirements of the Bank Resolutions and implement the submitted plans successfully, although we may be unable to do so. As of December 31, 2011, Floridian Bank's Tier 1 leverage capital ratio and total risk-based capital ratio were approximately 9.0% and 12.5%, respectively; meeting all regulatory requirements. As of December 31, 2011, Orange Bank's Tier 1 leverage capital ratio and total risk-based capital ratio were approximately 6.9% and 10.7%, respectively.

On October 20, 2011, the Company's board of directors agreed to adopt certain board resolutions (the "FRB Resolutions") in consultation with the Federal Reserve Bank of Atlanta (the "FRB"). The FRB Resolutions require, among other things, that the Company seek approval from the FRB prior to incurring any debt, declaring or paying any dividends, reducing its capital position (e.g., through the purchase of treasury shares), or making distributions on subordinated debentures or trust preferred securities. The FRB Resolutions approved by the Company and the restrictions imposed thereby on the Company will remain in effect until terminated by the FRB. We intend to take the actions necessary to comply with the requirements of the FRB Resolutions.

Note 17. Fair Values of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

Estimating fair value requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert expected future amounts, such as cash flows or earnings, to a single present value amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1. Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2. Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3. Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, the Company's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. Our valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(Dollars in thousands, except for per share amounts)

Note 17. Fair Values of Financial Instruments (Continued)

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and due from banks, interest-bearing demand deposits in other banks, and federal funds sold: Due to the short-term nature of these instruments, fair values approximate their carrying amounts.

Investment Securities: The fair values of investment securities are determined by quoted prices in active markets, when available. If quoted market prices are not available, the fair value is determined by a matrix pricing, which is a mathematical technique, widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

Loans: For variable-rate loans that re-price frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for all other loans (for example, commercial, commercial real estate, residential real estate, and consumer loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Impaired Loans. Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures impairment in accordance with the FASB guidance "accounting by creditors for impairment of a loan," and the fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, enterprise value, liquidation value and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2011, $5.9 million of the total impaired loans were evaluated based on the fair value of the collateral as determined by independent appraisals. In accordance with accounting literature, impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. Collateral values are estimated using Level 3 inputs based on customized discounting criteria.

Other Real Estate Owned. Other real estate owned consists of property acquired through, or in lieu of, loan foreclosures or other proceedings and is initially recorded at fair value less estimated selling costs at the date of foreclosure, which establishes a new cost basis. Subsequent to foreclosure, the properties are held for sale and are carried at lower of cost or the net fair value less disposal costs. Properties are evaluated regularly to ensure the recorded amounts are supported by current fair values, and a charge to operations is recorded as necessary to reduce the carrying amount to fair value less estimated costs to dispose.

Accrued interest receivable and accrued interest payable: The fair values of accrued interest receivable and accrued interest payable approximate their carrying amounts.

Deposits: The fair value of demand deposits, including noninterest bearing demand deposits, savings accounts, NOW accounts and money market demand accounts, is equal to their carrying value. Fixed rate term deposits are valued using discounted cash flows. The discount rate used is based on interest rates currently being offered on comparable deposits as to amount and term.

Other borrowings. The carrying amounts of borrowings under repurchase agreements of $12.3 million and a long-term loan of $1.7 million approximate their fair values.

Off-balance-sheet instruments. Loan commitments and letters of credit are negotiated at current market rates and are relatively short-term in nature. Therefore, their estimated fair value approximates the fees charged and is nominal at December 31, 2011 and December 31, 2010.

(Dollars in thousands, except for per share amounts)

Note 17. Fair Values of Financial Instruments (Continued)

Financial Instruments Recorded at Fair Value on a Recurring Basis

The following table sets forth the Company's assets and liabilities which are carried at fair value on a recurring basis as of December 31, 2011 and 2010, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2011			
	Quoted Prices in Active Markets For Identical Assets Level 1	**Significant Other Observable Inputs Level 2**	**Significant Unobservable Inputs Level 3**	**Total at Fair Value**
Securities available for sale				
Debt securities:				
U.S. Government and federal agencies	**$ —**	**$ 13,690**	**$ —**	**$ 13,690**
States & political subdivisions	**—**	**1,795**	**—**	**1,795**
U.S. Agency REMIC		**39,038**	**—**	**39,038**
Residential mortgage-backed	**—**	**18,613**	**—**	**18,613**
Total securities available for sale	**$ —**	**$ 73,136**	**$ —**	**$ 73,136**

	December 31, 2010			
	Quoted Prices in Active Markets For Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total at Fair Value
Securities available for sale				
Debt securities:				
U.S. Government and federal agencies	$ —	$ 29,224	$ —	$ 29,224
States & political subdivisions	—	1,658	—	1,658
U.S. Agency REMIC	—	11,776	—	11,776
Residential mortgage-backed	—	—	—	—
Total securities available for sale	$ —	$ 42,658	$ —	$ 42,658

(Dollars in thousands, except for per share amounts)

Note 17. Fair Values of Financial Instruments (Continued)

Financial Instruments Recorded at Fair Value on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain financial assets and financial liabilities at fair value on a nonrecurring basis in accordance with U.S. generally accepted accounting principles. These include assets that are measured at the lower of cost or market that were recognized at fair value below cost at the end of the period. The fair values of assets measured at fair value on a nonrecurring basis are as follows at December 31, 2011 and December 31, 2010:

	December 31, 2011		
	Quoted Prices in Active Markets For Identical Assets Level 1	**Significant Other Observable Inputs Level 2**	**Significant Unobservable Inputs Level 3**
Impaired loans	**$ —**	**$ —**	**$ 5,913**
Other real estate owned and repossessed property	**$ —**	**$ —**	**$ 5,129**

	December 31, 2010		
	Quoted Prices in Active Markets For Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Impaired loans	$ —	$ —	$ 13,355
Other real estate owned and repossessed property	$ —	$ —	$ 3,864

(Dollars in thousands, except for per share amounts)

Note 17. Fair Values of Financial Instruments (Continued)

Following is a summary of the carrying amounts and approximate fair values of the Company's financial instruments at December 31, 2011 and December 31, 2010. The fair value estimates presented are based on pertinent information available to management as of December 31, 2011 and December 31, 2010. Although management is not aware of any factors that would significantly affect the estimated fair values, they have not been comprehensively revalued for purposes of these financial statements since the statement of financial condition date and therefore, current estimates of fair value may differ significantly from the amounts disclosed.

	December 31, 2011	
	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and due from banks	$ 8,930	$ 8,930
Federal funds sold and interest bearing deposits	23,917	23,917
Securities held to maturity	1,002	1,013
Available-for-sale securities	73,136	73,136
Other investments	100	100
Loans, net	305,088	307,462
Accrued interest receivable	1,180	1,180
Financial liabilities:		
Deposits	393,726	394,940
Other Borrowings	13,955	13,955
Accrued interest payable	87	87

	December 31, 2010	
	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and due from banks	$ 9,399	$ 9,399
Federal funds sold and interest bearing deposits	52,473	52,473
Securities held to maturity	10,082	10,281
Available-for-sale securities	42,658	42,658
Other investments	100	100
Loans, net	309,555	306,114
Accrued interest receivable	1,322	1,322
Financial liabilities:		
Deposits	412,187	413,555
Other borrowings	6,762	6,762
Accrued interest payable	114	114

(Dollars in thousands, except for per share amounts)

Note 18. Floridian Financial Group, Inc. (Parent Company-Only) Financial Information

	2011	2010
Condensed Balance Sheets		
Assets		
Cash and cash equivalents	$ 1,445	$ 720
Securities available for sale	—	1,510
Investment in subsidiaries	36,878	35,206
Other assets	2,195	3,388
Total assets	$ 40,518	$ 40,824
Liabilities		
Other liabilities	$ 741	$ 721
Shareholders' equity	39,777	40,103
Total liabilities and shareholders' equity	$ 40,518	$ 40,824
Condensed Statements of Operations		
Interest income	$ 14	$ 141
Noninterest income	3,132	2,976
Expenses:		
Other operating expenses	3,540	3,443
Loss before income tax and recognition of net loss of subsidiaries	(394)	(326)
Deferred tax write-off	35	—
Loss before recognition of net loss of subsidiaries	(429)	(326)
Recognition of net loss of subsidiaries	(1,698)	(9,376)
Net loss	$ (2,127)	$ (9,702)
Condensed Statements of Cash Flows		
Operating activities		
Net loss	$ (2,127)	$ (9,702)
Adjustments to reconcile net loss to cash provided by operating activities:		
Recognition of net loss of subsidiaries	1,698	9,376
Other accounts – net	3,147	(538)
Net cash provided by (used in) operating activities	2,718	(864)
Investing Activities		
Purchase of securities available for sale	—	(2,996)
Maturities and calls of securities available for sale	1,500	10,362
Investment in subsidiaries	(3,370)	(6,225)
Net cash provided by (used in) investing activities	(1,870)	1,141
Financing Activities		
Proceeds from issuance of common stock	38	91
Retirement of shares	(161)	(54)
Net increase (decrease) in cash and cash equivalents	725	314
Cash and cash equivalents		
Beginning	720	406
Ending	$ 1,445	$ 720

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. As of December 31, 2011, the end of the period covered by this Annual Report on Form 10-K, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that as of December 31, 2011, the end of the period covered by this Annual Report on Form 10-K, we maintained effective disclosure controls and procedures.

Management's Report on Internal Control Over Financial Reporting. Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control - Integrated Framework, our management has concluded we maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rule 13a-15(f), as of December 31, 2011.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

As a smaller reporting company, we are not required to include in this annual report an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting.

Change in Internal Control. Our management, including the Chief Executive Officer and Chief Financial Officer, has reviewed our internal control. There have been no significant changes in our internal control during our most recently completed fiscal quarter, nor subsequent to the date of their evaluation, that could significantly affect our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 of Form 10-K with respect to identification of directors and officers is incorporated by reference from the information contained in the sections captioned "Proposal 1 – Nominees for Election as Directors" "Executive Officers," and "Corporate Governance – Codes of Conduct and Ethics" in our Proxy Statement for the Annual Meeting of Shareholders to be held on April 19, 2012 (the "Proxy Statement"), a copy of which we intend to file with the SEC within 120 days after the end of the year covered by this Annual Report on Form 10-K.

Section 16 Compliance

Information appearing under the captions "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement is incorporated herein by reference.

Item 11. Executive Compensation

The information required by Item 11 of the Form 10-K is incorporated by reference from the information contained in the sections captioned "Executive Compensation" and "Nominees for Election as Directors, Directors' Fees" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Equity Compensation Plan Information

On March 20, 2008, our stockholders approved our 2008 Stock Option Plan (the "2008 Plan"), which provides for the granting of options to purchase up to 20% of the shares of our common stock outstanding from time to time, less the number of shares which would remain available for issuance under our previous stock option plans. Both incentive stock options and nonqualified stock options may be issued under the provisions of the 2008 Plan. Our employees and subsidiaries, members of the Board of Directors, independent consultants and advisors are eligible to participate in the 2008 Plan. Our Board of Directors or a committee of the Board of Directors authorizes the granting and vesting of options under the 2008 Plan.

In 2009, the Company adopted a 2009 Stock Option Plan (the "2009 Plan") which provides for the granting of nonqualified stock options, restricted stock grants, phantom stock unit awards, and stock appreciation rights up to 5% of the issued and outstanding shares of our common stock from time to time. These awards are restricted to key persons as defined in the Plan - employee, officer, director or consultant of the Company. Our Board of Directors or a committee of the Board of Directors administers the Plan including the granting of awards, limitations, restrictions and conditions.

The following table provides certain information regarding our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by securities holders	609,264	$ 11.06	626,584
Equity compensation plans not approved by securities holders	51,000	8.97	257,962
Total	660,264	$ 10.90	884,546

The other information required by Item 12 of Form 10-K is incorporated by reference from the information contained in the sections captioned "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 of Form 10-K is incorporated by reference from the information contained in the sections captioned "Transactions with Management and Related Persons" and "Proposal 1 - Nominees for Election of Directors – Committees of the Board of Directors" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 of Form 10-K is incorporated by reference from the information in the section captioned "Audit Fees and Related Matters" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following documents are filed as part of this report

1. Financial Statements

   Report of Independent Registered Public Accounting Firm

   Consolidated Balance Sheets at the end of Fiscal Years 2011 and 2010

   Consolidated Statements of Operations for Fiscal Years 2011 and 2010

   Consolidated Statements of Changes in Shareholders' Equity for Fiscal Years 2011 and 2010

   Consolidated Statements of Cash Flows for Fiscal Years 2011 and 2010

   Notes to Consolidated Financial Statements

2. Financial Statement Schedules

   Other schedules and exhibits are omitted because the required information either is not applicable or is shown in the financial statements or the notes thereto.

3. Exhibits Required to be Filed by Item 601 of Regulation S-K

EXHIBIT NO.	DESCRIPTION
2.1	Plan of Merger and Merger Agreement, by and between Orange Bank of Florida and Floridian Financial Group, Inc., dated as of October 31, 2007 – incorporated herein by reference to Exhibit 2.1 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
3.1	Articles of Incorporation of the Registrant – incorporated herein by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
3.2	First Amendment to the Articles of Incorporation of the Registrant – incorporated herein by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
3.3	Bylaws of the Registrant – incorporated herein by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
3.4	Second Amendment to the Articles of Incorporation of the Registrant – incorporated herein by reference to Exhibit 3.4 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
4.1	See Exhibits 3.1, 3.2, 3.3, and 3.4 for provisions of the Articles of Incorporation and Bylaws of the Registrant defining rights of the holders of common stock of the Registrant
4.2	Floridian Financial Group, Inc. 2008 Stock Option Plan – incorporated herein by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
4.3	Floridian Financial Group, Inc. Employee Stock Purchase Plan – incorporated herein by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
4.4	Floridian Financial Group, Inc. 2009 Stock Option Plan – incorporated herein by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 (filed 6/29/09) (No. 333-160319)
10.1	Floridian Financial Group, Inc. 401(k) Plan – incorporated herein by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
10.2	Form of Stock Option Agreement for the Floridian Financial Group, Inc. 2008 Stock Option Plan for Directors – incorporated herein by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
10.3	Form of Stock Option Agreement for the Floridian Financial Group, Inc. 2008 Stock Option Plan for Incentive Stock Options – incorporated herein by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
10.4	Termination Agreement with Charlie W. Brinkley, dated as of August 25, 2011 – incorporated herein by reference to Exhibit 10.4 of the Registrant's Registration Statement on Form 10 (filed 8/25/11) (No. 000-53589)
10.5	Employment Agreement with Thomas H. Dargan, dated as of April 1, 2009 – incorporated herein by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10 (filed 3/25/11) (No. 000-53589)
10.6	Employment Agreement with Charlie W. Brinkley, dated as of May 6, 2011 – incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K (filed 5/12/11) (No. 000-53589)
10.7	Employment Agreement with Keith A. Bulko, dated as of April 1, 2009 – incorporated herein by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10 (filed 3/25/11) (No. 000-53589)
10.8	Employment Agreement with Jorge F. Sanchez, dated May 4, 2011 – incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K (filed 6/30/11) (No. 000-53589)
10.9	Salary Continuation Agreement for Thomas Dargan, dated as of April 1, 2009 – incorporated herein by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10K (filed 3/26/10) (No. 000-53589)
10.10	Salary Continuation Agreement for Keith Bulko, dated as of April 1, 2009 – incorporated herein by reference to Exhibit 12.13 of the Registrant's Annual Report on Form 10K (filed 3/26/10) (No. 000-53589)

EXHIBIT NO.	DESCRIPTION
10.11	Contract for Sale and Purchase made and entered into as of June 30, 2010 by and between First Team Clermont OB, LLC, and Orange Bank of Florida – incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q (filed 8/13/10) (No. 000-53589)
10.15	Consulting Agreement with John Waters, dated as of March 15, 2011 – incorporated herein by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10 (filed 3/25/11) (No. 000-53589)
11.1	Statement re Computation of Per Share Earnings*
21.1	Subsidiaries of the Registrant – incorporated herein by reference to Exhibit 21.1 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
23.1	Consent of McGladrey & Pullen LLP, independent registered public accounting firm**
31.1	Certification of CEO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.**
31.2	Certification of CFO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.**
32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
*	Information required to be presented in Exhibit 11 is provided in Note 14 to the Consolidated Financial Statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of U.S. generally accepted accounting principles.
**	Filed electronically herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on March 27, 2012, its behalf by the undersigned thereunto duly authorized.

FLORIDIAN FINANCIAL GROUP, INC.

By /s/ Jorge F. Sanchez
Jorge F. Sanchez
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 27, 2012, by the following persons on behalf of the Registrant and in the capacities indicated.

/s/ Thomas H. Dargan, Jr.
Thomas H. Dargan, Jr.
Chief Executive Officer
(Principal Executive Officer)

/s/ Jorge F. Sanchez
Jorge F. Sanchez
Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Keith A. Bulko, Director Keith A. Bulko, Director	/s/ Thomas H. Dargan, Jr. Thomas H. Dargan, Jr., Director
/s/Richard M. Dunn, Director Richard M. Dunn, Director	/s/ Truman E. Gailey, Jr., Director Truman E. Gailey, Jr., Director
/s/ Peter B. Heebner, Director Peter B. Heebner, Director	/s/ Jennings L. Hurt III, Director Jennings L. Hurt III, Director
/s/ Blaine Staed Lansberry, Director Blaine Staed Lansberry, Director	/s/, Jerome P. McCauley, Director Jerome P. McCauley, Director
/s/ John D. Waters, Director /s/ Truman E. Gailey, Jr., Director	

EXHIBIT NO.	DESCRIPTION
2.1	Plan of Merger and Merger Agreement, by and between Orange Bank of Florida and Floridian Financial Group, Inc., dated as of October 31, 2007 – incorporated herein by reference to Exhibit 2.1 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
3.1	Articles of Incorporation of the Registrant – incorporated herein by reference to Exhibit 3.1 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
3.2	First Amendment to the Articles of Incorporation of the Registrant – incorporated herein by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
3.3	Bylaws of the Registrant – incorporated herein by reference to Exhibit 3.3 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
3.4	Second Amendment to the Articles of Incorporation of the Registrant – incorporated herein by reference to Exhibit 3.4 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
4.1	See Exhibits 3.1, 3.2, 3.3, and 3.4 for provisions of the Articles of Incorporation and Bylaws of the Registrant defining rights of the holders of common stock of the Registrant
4.2	Floridian Financial Group, Inc. 2008 Stock Option Plan – incorporated herein by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
4.3	Floridian Financial Group, Inc. Employee Stock Purchase Plan – incorporated herein by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
4.4	Floridian Financial Group, Inc. 2009 Stock Option Plan – incorporated herein by reference to Exhibit 4.2 of the Registrant's Registration Statement on Form S-8 (filed 6/29/09) (No. 333-160319)
10.1	Floridian Financial Group, Inc. 401(k) Plan – incorporated herein by reference to Exhibit 10.1 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
10.2	Form of Stock Option Agreement for the Floridian Financial Group, Inc. 2008 Stock Option Plan for Directors – incorporated herein by reference to Exhibit 10.2 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
10.3	Form of Stock Option Agreement for the Floridian Financial Group, Inc. 2008 Stock Option Plan for Incentive Stock Options – incorporated herein by reference to Exhibit 10.3 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
10.4	Termination Agreement with Charlie W. Brinkley, dated as of August 25, 2011 – incorporated herein by reference to Exhibit 10.4 of the Registrant's Registration Statement on Form 10 (filed 8/25/11) (No. 000-53589)
10.5	Employment Agreement with Thomas H. Dargan, dated as of April 1, 2009 – incorporated herein by reference to Exhibit 10.9 of the Registrant's Annual Report on Form 10 (filed 3/25/11) (No. 000-53589)
10.6	Employment Agreement with Charlie W. Brinkley, dated as of May 6, 2011 – incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K (filed 5/12/11) (No. 000-53589)
10.7	Employment Agreement with Keith A. Bulko, dated as of April 1, 2009 – incorporated herein by reference to Exhibit 10.10 of the Registrant's Annual Report on Form 10 (filed 3/25/11) (No. 000-53589)
10.8	Employment Agreement with Jorge F. Sanchez, dated May 4, 2011 – incorporated herein by reference to Exhibit 10.1 of the Registrant's Current Report on Form 8-K (filed 6/30/11) (No. 000-53589)
10.9	Salary Continuation Agreement for Thomas Dargan, dated as of April 1, 2009 – incorporated herein by reference to Exhibit 10.12 of the Registrant's Annual Report on Form 10K (filed 3/26/10) (No. 000-53589)
10.10	Salary Continuation Agreement for Keith Bulko, dated as of April 1, 2009 – incorporated herein by reference to Exhibit 12.13 of the Registrant's Annual Report on Form 10K (filed 3/26/10) (No. 000-53589)
10.11	Contract for Sale and Purchase made and entered into as of June 30, 2010 by and between First Team Clermont OB, LLC, and Orange Bank of Florida – incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q (filed 8/13/10) (No. 000-53589)

EXHIBIT NO.	DESCRIPTION
10.15	Consulting Agreement with John Waters, dated as of March 15, 2011 – incorporated herein by reference to Exhibit 10.15 of the Registrant's Annual Report on Form 10 (filed 3/25/11) (No. 000-53589)
11.1	Statement re Computation of Per Share Earnings*
21.1	Subsidiaries of the Registrant – incorporated herein by reference to Exhibit 21.1 of the Registrant's Registration Statement on Form 10 (filed 2/27/09) (No. 000-53589)
23.1	Consent of McGladrey & Pullen LLP, independent registered public accounting firm**
31.1	Certification of CEO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.**
31.2	Certification of CFO pursuant to Securities and Exchange Act Section 302 of the Sarbanes-Oxley Act of 2002.**
32.1	Certification of CEO and CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
*	Information required to be presented in Exhibit 11 is provided in Note 14 to the Consolidated Financial Statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of U.S. generally accepted accounting principles.
**	Filed electronically herewith.

McGladrey

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (Nos. 333-160320 and 33-160319) on Form S-8 of Floridian Financial Group, Inc. of our report dated March 28, 2012, relating to our audits of the consolidated financial statements, which appear in this Annual Report on Form 10-K of Floridian Financial Group, Inc. for the year ended December 31, 2011.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP

Jacksonville, Florida
March 28, 2012

Exhibit 31.1

Certification of CEO Pursuant to Securities Exchange Act Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Thomas H. Dargan, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Floridian Financial Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

By: /s/ Thomas H. Dargan, Jr.
Thomas H. Dargan, Jr.
Chairman and Chief Executive Officer

Date: March 27, 2012

Exhibit 31.2

Certification of CFO Pursuant to Securities Exchange Act Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Jorge F. Sanchez, certify that:

1. I have reviewed this annual report on Form 10-K of Floridian Financial Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting

By: /s/ Jorge F. Sanchez
Jorge F. Sanchez
Chief Financial Officer

Date:March 27, 2012

Exhibit 32.1

Certification Under Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operation of the issuer.

/s/ Thomas H. Dargan, Jr.

Thomas H. Dargan, Jr.
Chairman and Chief Executive Officer

/s/ Jorge F. Sanchez

Jorge F. Sanchez
Chief Financial Officer

Date: March 27, 2012

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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Directors and Officers

FLORIDIAN FINANCIAL GROUP, INC.

Peter B. Heebner
Chairman

Thomas H. Dargan Jr.
President and CEO

Keith A. Bulko

Richard M. Dunn, D.D.S.

Truman E. Gailey Jr.

Jennings L. Hurt III

Blaine S. Lansberry

Jerome P. McCauley, C.P.A., P.A.

John D. Waters

FLORIDIAN BANK

Thomas H. Dargan Jr.
Chairman

Keith A. Bulko
President and CEO

Charles M. Burkett, M.D.

Truman E. Gailey Jr.

Peter B. Heebner

Blaine S. Lansberry

Roxy Marrese Jr., M.D.

Jeffrey D. Parks, M.D.

David Ramshaw, M.D.

ORANGE BANK OF FLORIDA

Richard M. Dunn, D.D.S.
Chairman

Thomas H. Dargan Jr.
President and CEO

Truman E. Gailey Jr.

Robert B. Hawkins, D.M.D.

Jennings L. Hurt III

Jerome P. McCauley, C.P.A., P.A.

Salvatore Nunziata Jr.

SENIOR MANAGEMENT

Thomas H. Dargan Jr.
President and CEO, Floridian Financial Group
Chairman, Floridian Bank
President and CEO, Orange Bank of Florida

Keith A. Bulko
President and CEO, Floridian Bank
EVP, Orange Bank of Florida

Teague Gilliland
EVP and COO, Floridian Financial Group
EVP and COO, Orange Bank of Florida

John E. Graham Jr.
EVP and Chief Lending Officer
Market President, Floridian Bank

Jorge F. Sanchez
EVP and CFO, Floridian Financial Group
EVP, Cashier and CFO, Floridian Bank
EVP, Cashier and CFO, Orange Bank of Florida

Marshall E. Vermillion
SEVP and Market President
Orange Bank of Florida

ORANGE BANK ADVISORY BOARD

Roy Ambinder

John Cannavino

Ron Craven

Earl Crittenden

Ward Davis

Bob DeVarona

Billy Dingman

Gene Godbold

Bryce Guignard

Len Habas

Skip Heidrich

C.A. Johnson II

Roger Kennedy

Scott Maddox

Bob Mandell

Gary Pearl

Ben Schick

John Williams

SHAREHOLDER INFORMATION

Corporate Headquarters

Floridian Financial Group, Inc.
175 Timacuan Blvd.
Lake Mary, FL 32746
407.321.3233

Transfer Agent

Registrar & Transfer Company
Mr. Eric Gold
Account Executive
10 Commerce Dr.
Cranford, NJ 07016
800.866.1340 ext. 2596

Floridian Bank Offices

Daytona Beach Office
1696 N. Clyde Morris Blvd.
Daytona Beach, FL 32117
386.274.6020

Ormond Beach Office
299 W. Granada Blvd., Suite C
Ormond Beach, FL 32174
386.677.7900

Palm Coast Office
7 Boulder Rock Dr., Suite 4
Palm Coast, FL 32137
386.986.4024

Port Orange Office
4720 Clyde Morris Blvd.
Port Orange, FL 32129
386.761.7011

Orange Bank of Florida Offices

Clermont Office
2390 E. Highway 50
Clermont, FL 34711
352.242.0015

Crystal River Office
1101 N.E. 5th St.
Crystal River, FL 34429
352.563.1645

Lake Mary Office
175 Timacuan Blvd.
Lake Mary, FL 32746
407.321.9055

Longwood Office
2695 W. State Road 434
Longwood, FL 32779
407.772.5457

Orlando Office
519 N. Magnolia Ave.
Orlando, FL 32801
407.244.5999

Winter Park Office
925 S. Orlando Ave.
Winter Park, FL 32789
407.622.7444

Floridian Financial Group, Inc.
175 Timacuan Blvd.
Lake Mary, FL 32746
407.321.3233

www.floridianfinancialgroup.com